FILE NO. 1-3431 REGULATION BW RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues

of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated: September 24, 2021

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of a Prospectus, attached as Exhibit A and Standard Provisions, attached as Exhibit B. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

Items 1-6.	Not yet known. This information will be included in the prospectus for a particular issue.

Item 7.	Exhibit

Exhibit A: Prospectus dated September 24, 2021.

Exhibit B: Standard Provisions dated September 24, 2021.

PROSPECTUS

International Bank for Reconstruction

and Development

Global Debt Issuance Facility

for issues of Notes with maturities of one day or longer

Under the Global Debt Issuance Facility (the “Facility”) described in this Prospectus (as defined in “Availability of Information and Incorporation by Reference”), International Bank for Reconstruction and Development (“IBRD”), subject to compliance with all relevant laws, regulations and directives, may from time to time issue notes with maturities of one day or longer from the date of the original issue (the “Notes”) in an unlimited aggregate nominal amount. Notes will be sold through one or more Dealers (as defined in “Plan of Distribution”) appointed by IBRD, or directly by IBRD itself.

This Prospectus is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and has not been reviewed or approved by any competent authority under the Prospectus Regulation. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (the “UK Prospectus Regulation”) and has not been approved by the competent authority within the meaning of the UK Prospectus Regulation. Application has been made for Notes issued under the Facility to be admitted to the official list of the Luxembourg Stock Exchange (the “Official List”) and to trading on the regulated market of the Luxembourg Stock Exchange. References in this Prospectus to Notes being “listed” (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange’s regulated market. This Prospectus constitutes a voluntary alleviated base prospectus for the purpose of Part III of the Luxembourg law dated 16 July 2019 on Prospectuses for Securities. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between IBRD and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Final Terms in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Prospectus replaces the prospectus dated May 28, 2008 in relation to the Facility, except in relation to Notes issued prior to the date hereof.

Notes of any particular issue will be in registered form, bookentry form or bearer form, as specified in the applicable Final Terms. Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Final Terms.

Each particular issue of Notes will initially be represented by a global note (the “Global Note”) or global certificate (the “Global Certificate”) or, in the case of Notes cleared and settled through the Federal Reserve Bank of New York, by uncertificated bookentry notes. If the Global Notes are stated in the applicable Final Terms to be issued in new global note (“NGN”) form, the Global Notes will be delivered on or prior to the issue date of the relevant Tranche (as defined in “Summary and Overview of the Facility”) to a common safekeeper (the “Common Safekeeper”) for Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, SA (“Clearstream, Luxembourg”). If a Global Certificate is held under the New Safekeeping Structure (the “NSS”), the Global Certificate will be delivered on or prior to the issue date of the relevant Tranche to a Common Safekeeper for Euroclear and Clearstream, Luxembourg. Global Notes which are not issued in NGN form (“CGN”) and Global Certificates which are not held under the NSS will be deposited on the issue date of the relevant Tranche with a common depositary on behalf of Euroclear and Clearstream, Luxembourg (the “Common Depositary”).

The Facility has been rated AAA by S&P Global Ratings and Aaa by Moody’s Investors Service, Inc. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Prospective investors should have regard to the factors described under the section headed “Risk Factors” in this Prospectus.

The date of this Prospectus is September 24, 2021.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see “Availability of Information and Incorporation by Reference” below).

NOTES ISSUED UNDER THE GLOBAL DEBT ISSUANCE FACILITY ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

IBRD, having made all reasonable inquiries, confirms that all information in this Prospectus is true and accurate in all material respects and is not misleading in any material respect, and that there are no other facts the omission of which, in the context of the issue of Notes, makes this Prospectus or any information in it misleading in any material respect. In addition, IBRD confirms that each Final Terms, when read together with this Prospectus, will at the date thereof be true and accurate in all material respects and not misleading in any material respect, and that there will be no other facts the omission of which would, in the context of the issue and offering of the Notes referred to in such Final Terms, make the Final Terms, when read together with this Prospectus, or any information therein misleading in any material respect.

No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and the applicable Final Terms in connection with the offering or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorized by IBRD or any Dealer. Neither the delivery of this Prospectus or any applicable Final Terms nor any offering or sale made in connection herewith or therewith shall, under any circumstances, create any implication that there has been no change in the financial condition or affairs of IBRD since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that there has been no adverse change in the financial condition or affairs of IBRD since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the Facility is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Prospectus or any Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus or any Final Terms comes are required by IBRD and any Dealer to inform themselves about and to observe any such restriction. For a description of certain restrictions on offers and sales of the Notes and on the distribution of this Prospectus or any Final Terms, see “Plan of Distribution”.

MiFID II product governance / target market — The Final Terms in respect of any Notes may include a legend entitled “MiFID II Product Governance” which will outline the target market assessment in respect of the Notes and which channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

A determination will be made in relation to each issue about whether, for the purpose of the MiFID Product Governance Rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), any Dealer subscribing for any Notes is a “manufacturer” in respect of such Notes, but otherwise neither the Dealers nor any of their respective affiliates will be a manufacturer for the purpose of the MiFID Product Governance Rules.

UK MiFIR product governance / target market — The Final Terms in respect of any Notes may include a legend entitled “UK MiFIR Product Governance” which will outline the target market assessment in respect of the Notes and which channels for distribution of the Notes are appropriate.

Any distributor should take into consideration the target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

A determination will be made in relation to each issue about whether, for the purpose of the UK MiFIR Product Governance Rules, any Dealer subscribing for any Notes is a “manufacturer” in respect of such Notes, but otherwise neither the Dealers nor any of their respective affiliates will be a manufacturer for the purpose of the UK MiFIR Product Governance Rules.

Neither this Prospectus nor any Final Terms constitutes an offer of, or an invitation by or on behalf of, IBRD or any Dealer to subscribe for, or purchase, any Notes. Neither this Prospectus nor any other information supplied in connection with the Facility should be considered as a recommendation by IBRD or any of the Dealers that any potential investor should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness of IBRD.

THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the stabilizing manager(s) (the “Stabilizing Manager(s)”) (or any person acting on behalf of any Stabilizing Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche is made and, if begun, may cease at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager(s) (or any person acting on behalf of any Stabilizing Manager(s)) in accordance with all applicable laws and rules.

In this Prospectus, unless otherwise specified or the context otherwise requires, references to “€”, “EUR” and “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty on the functioning of the European Union, references to “pounds”, “sterling”, “£” and “GBP” are to the lawful currency of the United Kingdom, references to “yen” are to the lawful currency of Japan and references to “U.S. dollars”, “$” and “U.S.$” are to United States dollars.

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

IBRD publishes:

(a)

generally in September in each year, an information statement (the “Information Statement”) which describes IBRD, its capital, operations, administration, Articles of Agreement (“Articles”) and legal status;

(b)	a management’s discussion and analysis;

(c)	audited annual financial statements;

(d)	an annual report; and

(e)	unaudited quarterly financial statements.

IBRD is subject to certain information requirements of Regulation BW, promulgated by the Commission under Section 15(a) of the Bretton Woods Agreements Act, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements with the Commission.

IBRD’s latest Information Statement, management’s discussion and analysis, audited annual financial statements and unaudited quarterly financial statements (the “IBRD Information”) will be filed with the Commission and the Luxembourg Stock Exchange, and will be filed with any other stock exchange on which Notes are listed from time to time and which requires such a filing. IBRD Information may be inspected upon reasonable request and copies may be obtained (without charge other than for IBRD Information obtainable from the Commission, which must be paid for at prescribed rates) at the following addresses during normal business hours, and at any other address specified in the applicable Final Terms:

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 U.S.A.	BNP Paribas Securities Services, Luxembourg Branch 60 Avenue J.F. Kennedy L-2085 Luxembourg

Citibank, N.A., London Branch

Citigroup Centre

Canada Square, Canary Wharf

London E14 5LB

United Kingdom

IBRD Information is filed with the Commission electronically through the EDGAR system and may be obtained at the Internet address http://www.sec.gov/edgar.shtml.

In addition, IBRD and Citibank, N.A., London Branch (the “Global Agent”) will make available to beneficial owners of Notes, in electronic form, copies of the Articles and decisions made by the Executive Directors of IBRD on questions of interpretation of the Articles and copies of the Fiscal Agency Agreement, the Global Agency Agreement and the Deed of Covenant (each as defined under “Terms and Conditions of the Notes”) upon reasonable request and during normal business hours (subject to provision of proof of holding and identity in a form satisfactory to IBRD or the Global Agent, as the case may be).

IBRD will also provide without charge copies of IBRD Information upon written or telephone request to the office of IBRD at the following address:

The World Bank

1818 H Street, N.W.

Washington, D.C. 20433

U.S.A.

Tel: +1-202-458-0746

Incorporation by Reference

The IBRD Information filed with the Commission or any stock exchange on which Notes are listed and any supplements (other than Final Terms) or amendments to this Prospectus circulated by IBRD from time to time shall be deemed to be incorporated in, and to form part of, this Prospectus, and references to “this Prospectus” shall mean this document and any documents incorporated by reference in, and forming part of, this document, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in, and forming part of, this Prospectus. Documents incorporated by reference in, and forming part of, this document may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

IBRD will, in the event of any material change in the financial position of IBRD which is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new prospectus for use in connection with any subsequent issue and listing of Notes by IBRD.

If the terms of the Facility are modified or amended in a manner which would make this Prospectus inaccurate or misleading in any material respect, IBRD will prepare a new prospectus.

Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of documents incorporated by reference in this Prospectus may be obtained (without charge) from the registered office of IBRD, the website of the Luxembourg Stock Exchange at www.bourse.lu, and the website of IBRD (http://www.worldbank.org/debtsecurities/).

The information on any website referred to in this Prospectus (including the respective website of the Luxembourg Stock Exchange and IBRD) does not form part of this Prospectus, except where that information has been incorporated by reference into this Prospectus.

Forward-looking Statements

This Prospectus includes “forward-looking statements”. All statements other than statements of historical facts included in this Prospectus, including, without limitation, those regarding IBRD’s financial position, strategy, plans, policies, practices and objectives for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IBRD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding IBRD’s present and future strategies and the environment in which IBRD will operate in the future. Among the important factors that could cause IBRD’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, macro-economic conditions, investment from member countries and non-performance by borrowers. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under “Risk Factors”. These forward-looking statements speak only as at the date of this Prospectus. IBRD expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in IBRD’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

FINAL TERMS

IBRD will prepare in respect of each particular issue of Notes a final terms document (each a “Final Terms”) which will contain the terms of, pricing details for, and settlement and clearance procedures relating to, such issue of Notes and such other information or disclosure as IBRD considers appropriate. A Final Terms may set out the full text of the terms and conditions of a particular issue of Notes if IBRD and the relevant Dealer(s) consider it necessary or appropriate.

USE OF PROCEEDS

Supporting sustainable development in IBRD’s member countries

The net proceeds from the sale of Notes will be used by IBRD to finance Eligible Sustainable Development Projects.

“Eligible Sustainable Development Projects” means projects, programs and activities in IBRD’s member countries designed to achieve positive social and environmental impacts and outcomes in line with IBRD’s twin goals of eliminating extreme poverty and promoting shared prosperity.

Eligible Sustainable Development Projects undergo a rigorous review and internal approval process which integrates IBRD’s sustainability policies and environmental and social requirements.

IBRD’s sustainable development bond framework (“SDBF”), as published from time to time, describes the process for selecting, evaluating and reporting on Eligible Sustainable Development Projects and contains descriptions and examples of such eligible projects.

The net proceeds from the sale of any Tranche of Notes are not committed or earmarked for the lending to, or financing of, any particular Eligible Sustainable Development Projects. Returns on Notes are not linked to the performance of any particular Eligible Sustainable Development Projects. Prior to use, the net proceeds from the sale of Notes will be invested by IBRD’s Treasury in accordance with IBRD’s liquid asset management investment policies. IBRD’s administrative and operating expenses are covered entirely by IBRD’s various sources of revenue (net income) consisting primarily of net loan revenues and investment income (as more fully described in the IBRD Information). The SDBF and the information set forth therein are not a part of, or incorporated by reference into, this Prospectus.

SUMMARY AND OVERVIEW OF THE FACILITY

This summary must be read as an introduction to this Prospectus. Any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference, by any investor. Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this summary.

IBRD

The International Bank for Reconstruction and Development is an international organization established in 1945 and owned by 189 member countries. As a global development cooperative, IBRD’s purpose is to work with its borrowing members so that they can achieve equitable and sustainable economic growth in their national economies and find effective solutions to pressing regional and global problems in economic development and environmental sustainability, all with a view to overcoming poverty and improving standards of living. It pursues this goal primarily by providing financing, risk management products, other financial services and access to experts and a pool of knowledge in development-related disciplines, so that borrowing members can pool, administer and prioritize resources they dedicate to development-related objectives.

IBRD’s principal office is located at The World Bank, 1818 H Street, N.W., Washington, D.C. 20433 USA.

Overview of the Facility

The following overview is qualified in its entirety by the remainder of this Prospectus.

Issuer	International Bank for Reconstruction and Development

Legal Entity Identifier of the Issuer	ZTMSNXROF84AHWJNKQ93

Dealers	The Dealers will consist of any one or more dealers becoming a party to the Standard Provisions (as defined in “Plan of Distribution”) from time to time for a specific issue of Notes.

Fiscal Agent	Federal Reserve Bank of New York

Global Agent, Exchange Agent, Registrar, Calculation Agent and Transfer Agent	Citibank, N.A., London Branch

Paying Agents	Citibank, N.A., London Branch or such other paying agent specified in the applicable Final Terms.

Specified Currencies	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency, unit or commodity agreed between IBRD and the relevant Dealers.

Maturities	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued with any maturity of one day or longer.

Issue Price	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly-paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Method of Issue

Notes will be issued through dealers acting as principal on a syndicated or non-syndicated basis, or on an agency basis. Additional Notes may be issued as part of an existing issue of Notes. IBRD may itself directly issue and sell Notes to the extent permitted by applicable law.

The Notes will be issued in series (each a “Series” or “Series of Notes”). Each Series comprises the original tranche (a “Tranche”) and any additional Tranches expressed to form a single series with the original Tranche and that comply with the provisions of Condition 11. The specific terms of each Tranche will be set out in the applicable Final Terms.

Description of Notes

Notes may be either interest bearing at fixed or floating rates or non-interest bearing, with principal repayable at a fixed amount or by reference to one or more indices or formulae or any combination of the above, as specified in the applicable Final Terms.

Fixed Rate Notes	Fixed Rate Notes will bear interest at the rate or rates specified in the applicable Final Terms.

Floating Rate Notes	Floating Rate Notes will bear interest determined separately for each Series as follows:

(i)	on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the ISDA Definitions; or

(ii)	by reference to a benchmark as specified in the applicable Final Terms as adjusted for any applicable margin,

or as otherwise specified in the applicable Final Terms. Interest periods will be specified in the applicable Final Terms.

Zero Coupon Notes	Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.

Index Linked Interest Notes

Payments of principal and/or interest in respect of Notes where the final redemption amount and/or the amount of interest is described as index-linked in the applicable Final Terms will be calculated by reference to such Index and/or Formula as specified in the applicable Final Terms.

Fixed Redemption Amount Notes	Notes which have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.

Redemption by Instalments	The applicable Final Terms in respect of each Series of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Optional Redemption

The applicable Final Terms will state whether Notes may be redeemed prior to their stated maturity in whole or in part at the option of IBRD and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Final Terms.

Other Notes

Terms applicable to variable redemption amount Notes, step-up Notes, step-down Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, Partly-paid Notes and any other type of Notes that IBRD may agree to issue under the Facility will be set out in the applicable Final Terms.

Status of Notes	Notes will constitute direct, unsecured obligations of IBRD ranking pari passu with all its other unsecured and unsubordinated obligations. Notes will not be obligations of any government.

Negative Pledge

Notes will contain a negative pledge clause pursuant to which IBRD will not cause or permit to be created on any of its property or assets any security for any evidences of indebtedness issued, assumed or guaranteed by IBRD for money borrowed (other than any purchase money mortgage, pledge or lien, on property purchased by IBRD as security for all or any part of the purchase price thereof, any lien arising in the ordinary course of business, or any extension or renewal of any of the foregoing), unless the Notes shall be secured by such security equally and ratably with such other evidences of indebtedness.

Default (including Cross Default)

Notes will contain a cross default in respect of bonds, notes or similar obligations issued, assumed or guaranteed by IBRD. If IBRD defaults on payments under the Notes or under its cross default, and such default continues for 90 days, a Noteholder may accelerate its Notes for payment 30 days after notice of acceleration is delivered to IBRD, unless prior to that time all such defaults have been cured.

Tax Status

Notes and payments thereon will not be exempt from taxation generally. Under IBRD’s Articles, the Notes and payments thereon are not subject to any tax by a member (a) which tax discriminates against the Notes solely because they were issued by IBRD or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax imposed by any member country on payments on the Notes. Accordingly, payments on the Notes will be made to the Federal Reserve Bank of New York (the “Fiscal Agent”), the Global Agent and/or any other Paying Agent (as defined in the “Terms and Conditions of the Notes”) without deduction in respect of any such tax.

However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as IBRD’s Fiscal Agent, Global Agent or Paying Agent.

Form of Notes

The Notes may be issued in bookentry form, bearer form (“Bearer Notes”) or in registered form (“Registered Notes”). Fed Bookentry Notes, which are Notes denominated and payable in U.S. dollars cleared through the bookentry system of the Federal Reserve Banks (the “Federal Reserve”), will be in bookentry form and may not be exchanged for Notes in registered form or for Notes in bearer form.

Unless the issuance is intended to qualify as a targeted bearer issuance described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(iii) (a “targeted bearer issuance”), each Tranche of Bearer Notes will be represented upon initial issuance by a temporary Global Note (a “Temporary Global Note”) which may be exchanged after a period of not less than 40 days from the date of issue for either (i) a permanent Global Note (a “Permanent Global Note”) upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury, or (ii) definitive Bearer Notes upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury, in each case as provided in the applicable Final Terms. Each Tranche of Bearer Notes issued as part of a targeted bearer issuance will be represented upon initial issuance by a Permanent Global Note or, if specified in the applicable Final Terms, Bearer Notes in definitive bearer form (“Definitive Bearer Notes”).

Each Tranche of Registered Notes will be represented upon initial issuance by one or more certificates representing the Registered Notes (“Certificates”), each evidencing an individual Noteholder’s entire interest in such Registered Notes. Certificates representing Registered Notes that are registered in the name of a nominee of one or more clearing systems are referred to as “Global Certificates”.

Specified Denominations	The Specified Denomination(s) with respect to the relevant Notes will be specified in the Final Terms.

Listing

As specified in the applicable Final Terms, a Series of Notes may be admitted to the Official List and to trading on the Luxembourg Stock Exchange’s regulated market. Unlisted Notes and Notes listed on other or additional stock exchanges may also be issued under the Facility. The applicable Final Terms will state whether the relevant issue of Notes will be listed on one or more stock exchanges or will be unlisted.

Ratings

The Facility has been rated AAA by S&P Global Ratings (“S&P”) and Aaa by Moody’s Investors Service, Inc. (“Moody’s”). As defined by S&P, an “AAA” rating means that the capacity of IBRD to meet its financial commitment on its obligations is extremely strong. As defined by Moody’s, an “Aaa” rating means that IBRD’s ability to meet its financial obligations is judged to be of the highest quality, subject to the lowest level of credit risk.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Governing Law

Notes will be governed by the laws of the State of New York, English law or the laws of any other jurisdiction, as specified in the applicable Final Terms. Fed Bookentry Notes will be governed by the laws of the State of New York. Sterling denominated Notes will be governed by English law.

Notes may be governed by the laws of any other jurisdiction, as specified in the applicable Final Terms, with such consequential amendments to the form of the Notes as may be specified in the applicable Final Terms, and subject to the receipt of such legal opinions as may be specified in the Standard Provisions.

The Standard Provisions and the Global Agency Agreement are governed by the laws of the State of New York. The Deed of Covenant is governed by English law. The Fiscal Agency Agreement is governed by United States Federal law, and to the extent not inconsistent with such Federal law, the laws of the State of New York.

Selling Restrictions

The sale and delivery of Notes, and the distribution of offering material relating to the Notes, are subject to certain restrictions in the United States and in certain other jurisdictions as set forth in this Prospectus and as may be set forth in the applicable Final Terms. In particular, the Notes are not required to be registered under the United States Securities Act of 1933. Bearer Notes may not be offered, sold or delivered within the United States or to U.S. persons in connection with their primary distribution. See “Plan of Distribution”.

Clearing Systems

It is expected that Notes will be accepted for clearance through one or more clearing systems as specified in the applicable Final Terms. These systems will include, in the United States, the system operated by The Depository Trust Company (“DTC”) and, for Fed Bookentry Notes, the Federal Reserve and, outside the United States, those operated by Euroclear and Clearstream, Luxembourg, and in relation to any Series, such other clearing system as specified in the applicable Final Terms.

Initial Delivery of Notes

On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Note is a NGN, such Global Note will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg.

On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Note is a CGN, unless otherwise agreed among

IBRD, the Global Agent and the relevant Dealer, IBRD will deposit (i) a Temporary Global Note representing Bearer Notes (except in the case of a targeted bearer issuance) or (ii) a Permanent Global Note or Definitive Bearer Notes in the case of a targeted bearer issuance with the Common Depositary, or any other clearing system specified in the applicable Final Terms.

On or before the issue date for each Tranche of Registered Notes, if the relevant Global Certificate is intended to be held under the NSS, such Global Certificate will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg.

On or before the issue date for each Tranche of Registered Notes, if the relevant Global Certificate is not intended to be held under the NSS, unless otherwise agreed among IBRD, the Global Agent and the relevant Dealer, IBRD will deposit the relevant Global Certificate representing Registered Notes with a custodian or common depositary for Euroclear, Clearstream, Luxembourg, DTC or any other clearing system specified in the applicable Final Terms, which Global Certificates will be registered in the name of a nominee of the Common Depositary or of DTC or such other clearing system.

RISK FACTORS

The following section does not describe all the risks (including those relating to each prospective investor’s particular circumstances) with respect to an investment in the Notes of a particular series, including the interest rate, exchange rate or other indices, relevant specified currencies, calculation formulae, and redemption, option and other rights associated with such Notes or when the investor’s currency is other than the Specified Currency of issue or in which the payment of such Notes will be made. Prospective investors should refer to and carefully consider the applicable Final Terms for each particular issue of Notes, which may describe additional risks associated with such Notes. The risks in the following section and the applicable Final Terms are provided as general information only. IBRD disclaims any responsibility to advise prospective investors of such risks as they exist at the date of this Prospectus or Final Terms or as such risks may change from time to time. Prospective investors should consult their own financial and legal advisors about risks associated with an investment in an issue of Notes. Certain Notes are complex financial instruments and may not be suitable for all investors. Prospective investors should have the financial status and sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and the applicable Final Terms and the merits and risks of investing in a particular issue of Notes in the context of their financial position and particular circumstances. Prospective investors should have the ability and expertise, and/or access to the appropriate analytical resources, to analyze such investment, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, the relevant calculation formulae, the redemption, option and other rights associated with such investment, and other factors which may have a bearing on the merits and risks of such investment, and the suitability of such investment in such investor’s particular circumstances. In addition, prospective investors should have the financial capacity to bear the risks associated with any investment in such Notes and should review, among other things, the most recent audited and unaudited financial statements of IBRD incorporated by reference into this Prospectus when deciding whether or not to purchase any Notes. Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this section.

Notes are subject to exchange rate and exchange control risks if the investor’s currency is different from the Specified Currency

Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the “Investor’s Currency”) other than the Specified Currency or where principal of, premium (if any) or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor’s Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor’s Currency.

Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor’s Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor’s Currency. Such risks generally depend on economic and political events over which IBRD has no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor’s Currency would result in a decrease in the Investor’s Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor’s Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor’s Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor’s Currency would have the opposite effect. In addition, depending on the specified terms of a Note denominated in, or the payment of which is related to the value of, one or more currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note’s effective yield and, in certain circumstances, could result in a reduction of the amount to be repaid upon redemption to less than the nominal amount of the Notes.

Governments have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a Specified Currency at the time of payment of principal, premium (if any) or interest in respect of a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for payment on any particular Note may not be available when payments on such Note are due. In particular, Condition 7(i) of the Notes provides for IBRD to make payments in U.S. dollars in certain circumstances in respect of a Note with a Specified Currency other than U.S. dollars.

The amount of principal, premium (if any) and/or interest may be subject to adjustment by reference to an index or formula, which may reduce the interest amount payable in respect of the relevant interest period and/or reduce the amount to be repaid upon redemption to less than the nominal amount of such Notes

IBRD may issue Notes on terms that the amount of interest payable on each interest payment date and/or premium (if any) and/or the amount to be repaid upon redemption of the Notes will be calculated by reference to an index or formula as specified in the applicable Final Terms (each an “Applicable Index”) or contain features such as embedded options, caps or floors (“Structured Notes”). An investment in Structured Notes issued by IBRD entails risks (which may be significant) not associated with an investment in a conventional debt security issued by IBRD. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by IBRD at the same time or that no interest may be payable, that the repayment of principal may occur at times other than that expected by the investor, that the repayment of principal may be less than the nominal amount of the Notes (whether payable at maturity, upon redemption or otherwise), that the amount of premium based on appreciation rights payable may be substantially less than anticipated or that no such premium is payable, that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and the imposition or modification of exchange controls by authorities with jurisdiction over a relevant currency (as discussed under “Risk Factors — Notes are subject to exchange rate and exchange control risks if the investor’s currency is different from the Specified Currency”) may be greater for Structured Notes than for conventional debt securities issued by IBRD. Such risks generally depend on a number of factors, including financial, economic and/or political events over which IBRD has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread or margin multiplier or if the Applicable Index used to determine the principal, premium (if any) or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal, premium (if any) or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum (“cap”) or minimum (“floor”) interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by IBRD at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. Fluctuations in any particular interest rate, currency, currency unit, exchange rate or such other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor’s expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor’s yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor’s yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of IBRD, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by IBRD, and this also may be true prior to any such period. IBRD may be expected to redeem such Notes in circumstances where IBRD’s cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Prospective investors should consult their own financial and legal advisors about risks associated with an investment in an issue of Structured Notes. Structured Notes may be complex financial instruments and may not be suitable for all investors.

There may be no secondary market for Notes and, even if there is, the value of Notes will be subject to changes in market conditions

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or other market risks, that are designed for specific investment objectives, or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a severe adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes also will be affected by a number of other factors independent of the creditworthiness of IBRD and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal, premium (if any) or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to any Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors will also affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

The market value of Notes bearing interest at a Floating Rate with caps or floors generally is more volatile than that of Notes bearing interest at a Floating Rate linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches the cap or floor. Similarly, the prices of Notes bearing interest at a Floating Rate with an Applicable Index containing a rate multiplier or other leverage factor greater than one generally are more volatile than those for Notes bearing interest at a Floating Rate linked to the same Applicable Index without such a rate multiplier or other leverage factor.

In the case of Notes bearing interest at a Floating Rate with an interest rate equal to a fixed rate less a rate based upon the Applicable Index, the interest rate will vary in the opposite direction of changes in such Applicable Index. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by IBRD based on the same Applicable Index (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the Applicable Index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

In the case of Notes that bear interest at a rate that IBRD may elect to convert from a Fixed Rate to a Floating Rate, or from a Floating Rate to a Fixed Rate, the ability of IBRD to convert the interest rate will affect the secondary market and the value of such Notes since IBRD may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to IBRD. If IBRD elects to convert from a Fixed Rate to a Floating Rate, the Margin may be lower (if being added to the Applicable Index) or higher (if being subtracted from the Applicable Index) than prevailing spreads or margins at the time of such conversion on other floating rate securities issued by IBRD with comparable maturities using the same Applicable Index, and the interest rate at any time may be lower than that payable on other securities of IBRD. Conversely, if IBRD elects to convert from a Floating Rate to a Fixed Rate, the Fixed Rate may be lower than prevailing interest rates on other securities of IBRD.

The prices at which zero coupon instruments, such as Zero Coupon Notes, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the nominal amount payable on such instruments, such as Notes issued at a substantial discount to their nominal amount or Notes issued with significantly above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared to that for conventional interest-bearing securities with comparable maturities.

Notes may not be a suitable investment for all investors seeking exposure to assets with certain sustainability characteristics

While the net proceeds from the sale of Notes will be used by IBRD to finance Eligible Sustainable Development Projects, the Notes may not satisfy an investor’s requirements where such investor seeks to invest in assets with certain sustainability characteristics. In particular, no assurance is given by IBRD that the use of such proceeds for any Eligible Sustainable Development Projects will satisfy, whether in whole or in part, any present or future investor expectations or requirements as regards any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulations or by its own by-laws or other governing rules or investment portfolio mandates.

No assurance is or can be given to investors that any projects or uses the subject of, or related to, any Eligible Sustainable Development Projects will meet any or all investor expectations regarding such “sustainable” or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation by the borrower or any other implementing entity of any projects or uses the subject of, or related to, any Eligible Sustainable Development Projects.

Furthermore, it should be noted that there is currently no clearly-defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “sustainable” or an equivalently-labelled project or as to what precise attributes are required for a particular project to be defined as “sustainable” or such other equivalent label and if developed in the future, Notes may not comply with any such definition or label.

There can be no assurance that the net proceeds from the sale of any particular Tranche of Notes will be totally or partially disbursed for Eligible Sustainable Development Projects within the term of such Notes. Not all Eligible Sustainable Development Projects will be completed within the specified period or with the results or outcome as originally expected or anticipated by IBRD and some planned Eligible Sustainable Development Projects might not be completed at all.

Each potential purchaser of the Notes should determine for itself the relevance of the information contained in this Prospectus regarding the use of proceeds and its purchase of the Notes should be based upon such investigation as it deems necessary.

The regulation and reform of “benchmarks” may adversely affect the value of Notes linked to or referencing such “benchmarks”

Reference rates or indices (including interest rate benchmarks) which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”) are the subject of national and international regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause a Benchmark to perform differently than it has done in the past, to be discontinued or to disappear, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on the value or liquidity of, and the amount payable under, any Notes linked to, referencing, or otherwise dependent (in whole or in part) upon, a Benchmark.

Any of the international or national reforms, or the general increased regulatory scrutiny of Benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a Benchmark and complying with any such regulations or requirements.

Such factors may have (without limitation) the following effects on certain Benchmarks: (i) discouraging market participants from continuing to administer or contribute to a Benchmark; (ii) triggering changes in the rules or methodologies used in a Benchmark; (iii) reducing, increasing or otherwise affecting the volatility or level of the relevant Benchmark; and/or (iv) leading to the disappearance of a Benchmark. Any of the above changes, or any other consequential changes as a result of international or national reforms or other initiatives or investigations, could have a material adverse effect on the value of and return on any Notes linked to, referencing, or otherwise dependent (in whole or in part) upon, a Benchmark.

Investors should be aware that, if a Benchmark were discontinued or otherwise unavailable, the rate of interest on Notes which are linked to or which reference such Benchmark will be determined for the relevant period by the fallback provisions applicable to such Notes as set forth in the applicable Final Terms. Such fallback provisions can be applied without consent of the Noteholders and could have unexpected commercial consequences, and there can be no assurance that, due to the particular circumstances of each Noteholder, any such determination will be favorable to each Noteholder. Moreover, any of the above matters or any other significant change to the setting or existence of any relevant Benchmark could have a material adverse effect on the value or liquidity of, and the amount payable under, such Notes.

The emergence of alternatives to a Benchmark may also cause such Benchmark to perform differently than in the past, or there could be other consequences which cannot be predicted, each of which could have a material adverse effect on the value of, and return on, any Notes linked to or referencing such Benchmark. The development of alternatives to a Benchmark may result in Notes linked to or referencing such Benchmark performing differently than would otherwise have been the case if the alternatives to such Benchmark had not developed.

Investors should consult their own independent advisors and make their own assessment about the potential risks imposed by the Benchmarks reforms in making any investment decision with respect to any Notes linked to or referencing a Benchmark.

Investment in Notes may not be legal for all investors

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Investors may need to purchase more Notes to ensure that they hold an amount equal to one or more Specified Denominations

In relation to any issue of Bearer Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such a case a Noteholder who, as a result of trading such amounts, holds a nominal amount of less than the minimum Specified Denomination will not receive a Definitive Bearer Note in respect of such holding (should definitive Notes be printed) and would need to purchase a nominal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Credit ratings assigned to IBRD and the Facility do not reflect all risks affecting the Notes

The credit ratings assigned to IBRD and the Facility do not reflect the potential impact of all risks related to structure, market and other factors that may affect the value of the Notes issued under the Facility. A credit rating is not a recommendation to buy, sell or hold securities and may be raised or withdrawn by the credit rating agency at any time.

The Notes will be obligations of IBRD. No other company or entity will be responsible for payments under the Notes

The Notes are to be issued by IBRD. The Notes will not be guaranteed by any other company or entity. No other entity or company will be responsible for payments under the Notes or liable to holders of the Notes in the event IBRD defaults under the Notes.

Any decline in IBRD’s credit ratings may affect the value of the Notes

IBRD’s credit ratings are an assessment of its ability to pay its obligations, including those on the offered Notes. Consequently, actual or anticipated declines in IBRD’s credit ratings may affect the value of the Notes.

Changes in creditworthiness of IBRD’s borrowers may affect IBRD’s financial condition

IBRD makes loans directly to, or guaranteed by, IBRD’s member countries. Changes in the macroeconomic environment and financial markets in these member countries may affect those countries’ creditworthiness and repayments made to IBRD. If these loans are not repaid for any reason, IBRD’s ability to repay the Notes may be adversely affected.

Change of law

The Conditions of the Notes are based on English law or laws of the State of New York in effect as at the date of issue of the relevant Notes. No assurance can be given as to the impact of any possible judicial decision or change to English law or laws of the State of New York or administrative practice after the date of issue of the relevant Notes.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions (the “Conditions” and each a “Condition”) that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable Final Terms, will apply to the Notes referred to in such Final Terms. If Notes are to be printed in definitive form, these Conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions) shall be endorsed on the Definitive Bearer Notes (as defined below) or on the Certificates (as defined below) relating to such Registered Notes (as defined below). All capitalized terms used and not defined in these Conditions will have the meaning ascribed to them in the Final Terms. References in these Conditions to “Notes” are to the Notes of one Series only, not to all Notes that may be issued under the Facility.

The Registered Notes (as defined in Condition 1(a)) and the Bearer Notes (as defined in Condition 1(a)) are issued in accordance with an amended and restated global agency agreement dated as of September 24, 2021 (as amended and supplemented from time to time, the “Global Agency Agreement”) and made between IBRD and Citibank, N.A., London Branch (the “Global Agent”, which expression shall include any successor global agent under the Global Agency Agreement) and, in the case of Registered Notes and Bearer Notes governed by English law, with the benefit of a Deed of Covenant (as amended or supplemented as at the Issue Date, the “Deed of Covenant”) dated as of September 24, 2021 executed by IBRD in relation to the Notes. The original executed Deed of Covenant is held by the Global Agent. The Global Agency Agreement includes forms of the Notes (other than Fed Bookentry Notes (as defined in Condition 1(a)) and the receipts (if any) for the payment of instalments of principal (the “Receipts”) relating to Notes in bearer form of which the principal is payable in instalments, the coupons (if any) attaching to interest-bearing Notes in bearer form (the “Coupons”) and the talons (if any) for further Coupons relating to such Notes (the “Talons”). Copies of the Global Agency Agreement and the Deed of Covenant, in electronic form, are available for inspection by beneficial owners of Notes upon reasonable request and during normal business hours from the Issuer, the Global Agent, the Registrar and the Paying Agents (each as defined below) (subject to provision of proof of holding and identity in a form satisfactory to the Issuer, the Global Agent, the Registrar and any Paying Agent, as the case may be). The Global Agency Agreement provides for the appointment of other agents, including a calculation agent (the “Calculation Agent”, which expression shall mean in respect of any issue of Notes any other calculation agent appointed in respect of such issue pursuant to the Global Agency Agreement or another agreement and designated as such on such Notes), an exchange agent (the “Exchange Agent”), one or more paying agents (together with the Global Agent, the “Paying Agents”), one or more transfer agents (together, the “Transfer Agents”) and a registrar (the “Registrar”). The Global Agent, the Calculation Agent, the Exchange Agent, the Registrar, the Transfer Agents, the Paying Agents and the Federal Reserve Bank of New York are together referred to herein as the “Agents”. The Noteholders (as defined below) and the holders of the Coupons (if any) and, where applicable, Talons (the “Couponholders”) and the holders of the Receipts are bound by and deemed to have notice of, and are entitled to the benefit of, all of the provisions of the Global Agency Agreement, the Deed of Covenant and the Final Terms, which are applicable to them.

The Fed Bookentry Notes are issued in accordance with a uniform fiscal agency agreement dated as of July 20, 2006 (as amended and supplemented from time to time, the “Fiscal Agency Agreement”) and made between IBRD and the Federal Reserve Bank of New York, as fiscal and paying agent (the “Fiscal Agent”). IBRD will make available copies of the Fiscal Agency Agreement, in electronic form, for inspection upon reasonable request and during normal business hours.

In these Conditions, “Noteholder” means the bearer of any Bearer Note and the Receipts relating to it or the Federal Reserve Bank of New York for Fed Bookentry Notes or the person in whose name a Registered Note is registered, and “holder” (in relation to a Bearer Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or, in relation to a Fed Bookentry Note, the Federal Reserve Bank of New York or, in relation to a Registered Note, the person in whose name a Registered Note is registered, as the case may be.

For Notes which are not Definitive Bearer Notes, Fed Bookentry Notes or individually certificated Registered Notes represented by Certificates (each as defined in Condition 1(a)), references in these Conditions to terms specified on a Note or specified hereon shall be deemed to include references to terms specified in the applicable final terms issued in respect of a particular issue of Notes of which such Note forms a part (each a “Final Terms”) and which will be attached to such Note. For Notes which are Fed Bookentry Notes, references in these Conditions to terms specified on a Fed Bookentry Note or specified hereon shall be deemed to be references to the Final Terms applicable to such Fed Bookentry Note.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Final Terms in relation to such Series. All capitalized terms that are not defined in these Conditions will have the meanings given to them in the applicable Final Terms.

1.	Form, Denomination, Title and Specified Currency

(a)	Form: Each issue of Notes of which this Note forms a part (the “Notes”) is issued as:

(i)	registered notes (“Registered Notes”) in the nominal amount of a Specified Denomination (as defined in Condition 1(b));

(ii)	uncertificated bookentry notes (“Fed Bookentry Notes”) in the nominal amount of a Specified Denomination; or

(iii)	bearer notes (“Bearer Notes”) in the nominal amount of a Specified Denomination,

as specified on such Note, and these Conditions must be read accordingly. An issue of Notes may comprise Bearer Notes only, Registered Notes only, or Fed Bookentry Notes only.

Bearer Notes may be issued in global form (“Global Notes”) and/or definitive bearer form (“Definitive Bearer Notes”). Definitive Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, except in the case of Notes that do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Any Definitive Bearer Note the nominal amount of which is redeemable in instalments is issued with one or more Receipts attached.

Registered Notes are represented by registered certificates (“Certificates”) in global and/or definitive form. Except as provided in Condition 2(c), one Certificate (including Certificates in global form) representing the aggregate nominal amount of Registered Notes held by the same holder will be issued to such holder, unless more than one Certificate is required for clearance and settlement purposes. Each Certificate will be numbered serially with an identifying number, which will be recorded in the register (the “Register”) kept by the Registrar.

(b) Denomination: “Specified Denomination” means the denomination or denominations specified on such Note.

(c) Title:

(i)	Title to Registered Notes shall pass by registration in the Register in accordance with the provisions of the Global Agency Agreement, or otherwise in accordance with applicable law.

(ii)

IBRD may deem and treat the Federal Reserve Bank of New York, in respect of all Fed Bookentry Notes, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effective to discharge the liability of IBRD with respect to such Fed Bookentry Notes to the extent of the sum or sums so paid. As custodian of Fed Bookentry Notes, the Federal Reserve Bank of New York may deem and treat other Federal

Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Fed Bookentry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, shall be valid and effective to discharge the liability of IBRD with respect to such Fed Bookentry Notes to the extent of the sum or sums so paid. A “Holding Institution” is a depositary or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch.

(iii)	Title to Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery.

(iv)

IBRD, the Global Agent, the Paying Agents, the Registrar and the Transfer Agents shall be entitled to deem and treat the registered holder of any Registered Note, or the Federal Reserve Bank of New York for Fed Bookentry Notes, or the bearer of any Bearer Note, Receipt, Coupon or Talon, to be the absolute owner thereof for the purpose of making payments and for all other purposes, whether or not such Registered Note, Fed Bookentry Note, or Bearer Note, Receipt, Coupon or Talon is overdue and regardless of any notice of ownership, trust or an interest therein, any writing thereon (or on the Certificate representing it) or any notice of any previous theft or loss thereof (or of the related Certificate), and all payments on a Note or Coupon to such holder shall be deemed valid and effectual to discharge the liability of IBRD in respect of such Note or Coupon to the extent of the sum or sums so paid.

(d) Specified Currency: The Specified Currency of any Note is as specified hereon. Subject as provided in Condition 7(i), all payments of principal and interest in respect of a Note shall be made in one or more Specified Currencies.

2.	Transfers of Notes; No Exchange of Notes

(a)	Transfer of Registered Notes:

(i)

Subject as provided in Condition 2(g), a Registered Note may be transferred in whole or in part in a Specified Denomination upon the surrender of the Certificate representing such Registered Note to be transferred, together with the form of transfer endorsed on such Certificate duly completed and executed, at the specified office of the Registrar or any Transfer Agent. In the case of a transfer of only part of such a Registered Note represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate shall be issued to the transferor in respect of the balance not transferred. Each new Certificate to be issued upon transfer of such a Registered Note represented by such Certificate will be mailed to such address as may be specified in such form of transfer at the risk of the holder entitled to the new Certificate in accordance with the customary procedures of such Registrar or Transfer Agent.

(ii)	Registered Notes may not be exchanged for Bearer Notes or Fed Bookentry Notes.

(b) Transfer of Fed Bookentry Notes: Fed Bookentry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Fed Bookentry Notes may not be exchanged for Registered Notes or Bearer Notes.

(c) Partial Exercise of Options or Partial Redemption in Respect of Registered Notes: In the case of a partial redemption (in respect of an exercise of IBRD’s or the Noteholder’s option or otherwise) of Registered Notes represented by a single Certificate, a new Certificate in respect of the balance of the interest in any such Registered Notes not redeemed shall be issued to the holder to reflect the exercise of such option. In the case of a partial exercise of an option (other than in respect of optional redemption), one or more new Certificates may be issued to the relevant holders reflecting such exercise. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent.

(d) No Exchange of Bearer Notes: Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination. Bearer Notes may not be exchanged for Registered Notes.

(e) Delivery of New Certificates and Notes: New Certificate(s) or Note(s) issued upon any transfer, partial redemption or partial exercise of options in accordance with this Condition 2 shall be mailed by uninsured post at the risk of the holder entitled to the new Certificate or Note to such address as may be so specified in the request for transfer or in the redemption exercise notice delivered by the holder requesting such transfer or partial redemption, to the relevant Transfer Agent or Registrar, as the case may be (in respect of Registered Notes), or (if no address is so specified) as appears in the Register, or otherwise in accordance with the customary procedures of the relevant Transfer Agent, the Registrar or the Fiscal Agent, as the case may be, unless such holder requests otherwise and pays in advance to the Transfer Agent, or the Registrar, as the case may be, the costs of such other method of delivery and/or such insurance as it may specify.

(f) Transfer Free of Charge: Registrations of transfers of Certificates shall be effected without charge by or on behalf of IBRD, the Registrar or the Transfer Agents, provided that the transferor or holder shall bear the expense of the issue and delivery of any Registered Note and shall make any payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(g) Closed Periods: No transfer of a Registered Note will be effected (i) on the day immediately preceding the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note, (ii) during the notice period immediately preceding any date on which Notes may be called for redemption by IBRD at its option pursuant to Condition 6(d), (iii) after any such Note has been called for redemption or (iv) during the period starting on the day immediately preceding any Record Date and ending on (and including) any such Record Date (as defined in Condition 7(a)).

(h) Provisions Concerning Transfers: All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Registrar. A copy of the relevant procedures will be made available during normal business hours by the Registrar to any holder of a Registered Note upon reasonable request.

3.	Status

The Notes constitute direct, unsecured obligations of IBRD ranking pari passu, without any preference among themselves, with all its other obligations that are unsecured and unsubordinated.

THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

4.	Negative Pledge

As long as any of the Notes shall be outstanding and unpaid, but only up to the time all amounts of principal and interest have been paid to the Global Agent or the Fiscal Agent, as the case may be, IBRD will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness at any time issued, assumed or guaranteed by IBRD for money borrowed (other than any purchase money mortgage, or other pledge or lien, on property purchased by IBRD as security for all or any part of the purchase price thereof, any lien arising in the ordinary course of business, or any extension or renewal of any of the foregoing), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and ratably with such other notes, bonds or evidences of indebtedness.

5.	Interest

(a) Interest on Fixed Rate Notes: Each Fixed Rate Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 5(j). Such Interest Payment Date(s) is/are specified hereon.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes:

(i)	Interest Payment Dates:

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 5(j). Such Interest Payment Date(s) is/are either specified hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are specified hereon, Interest Payment Date shall mean each date which falls the number of months or other period specified hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii)	Rate of Interest for Floating Rate Notes:

(A)

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon. If either ISDA Determination or Screen Rate/Reference Bank Determination are specified hereon, the provisions below relating to either ISDA Determination or Screen Rate/Reference Bank Determination shall apply.

(B)	ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (B), “ISDA Rate” for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x)	the Floating Rate Option is as specified hereon;

(y)	the Designated Maturity is a period specified hereon; and

(z)	the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (B), “Floating Rate”, “Calculation Agent”, “Floating Rate Option”, “Designated Maturity”, “Reset Date” and “Swap Transaction” have the meanings given to those terms in the ISDA Definitions.

(C)	Screen Rate/Reference Bank Determination for Floating Rate Notes

Where Screen Rate/Reference Bank Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period will be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x)	if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I)	the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II)	the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y)

if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z)

if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage), as communicated to the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered deposits in respect of a Representative Amount of the Specified Currency in the Relevant Financial Centre by leading banks at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration; except that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iii)	Rate of Interest for Index Linked Interest Notes:

In the case of Index Linked Interest Notes where the Rate of Interest and/or the Interest Amount, as the case may be (whether on any Interest Payment Date, early redemption, maturity or otherwise), falls to be determined by reference to an index and/or a formula, the Rate of Interest and/or the Interest Amount, as the case may be, shall be determined in accordance with such index and/or formula in the manner specified hereon (the “Index” and/or the “Formula”, respectively).

(c) Zero Coupon Notes: Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortization Yield (as described in Condition 6(c)(ii)).

(d) Dual Currency Notes: In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) Partly-paid Notes: In the case of Partly-paid Notes (other than Partly-paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(f) Business Day Convention: If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day, or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(g) Accrual of Interest: Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (both before and after judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(h) Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts:

(i)

If any Margin is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin subject always to the next paragraph.

(ii)

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(i) Rounding: For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 of a percentage point being rounded up), (y) all figures shall be rounded to seven significant figures (provided that if the eighth significant figure is 5 or greater, the seventh significant figure shall be rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with half a unit being rounded up), except in the case of yen, which shall be rounded down to the nearest yen. For these purposes “unit” means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency.

(j) Calculations: The amount of interest payable per Calculation Amount in respect of any Note for any Interest Accrual Period shall be equal to the product of the Rate of Interest, the Calculation Amount specified hereon, and the Day Count Fraction for such Interest Accrual Period, unless an Interest Amount (or a formula for its calculation) is applicable to such Interest Accrual Period, in which case the amount of interest payable per Calculation Amount in respect of such Note for such Interest Accrual Period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable per Calculation Amount in respect of such Interest Period shall be the sum of the Interest Amounts payable in respect of each of those Interest Accrual Periods. In respect of any other period for which interest is required to be calculated, the provisions above shall apply except that the Day Count Fraction shall be for the period for which interest is required to be calculated. If the Calculation Amount is not specified hereon, the Calculation Amount shall equal the minimum Specified Denomination.

(k) Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts: The Calculation Agent shall, as soon as practicable on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, determine such rate and calculate the Interest Amounts for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Global

Agent, Fiscal Agent, IBRD, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange (or listing agent as applicable) or other relevant authority as soon as possible after their determination but, unless otherwise specified hereon, in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(f), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 9, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(l) Definitions: In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

“Business Day” means:

(i)

either (a) in relation to Notes denominated in a Specified Currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (b) in relation to Notes denominated in euro, a day on which the TARGET System is operating (a “TARGET Business Day”); and

(ii)

a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the Business Centre(s) specified hereon.

“Calculation Amount” means the amount specified hereon, or if none is so specified, the minimum Specified Denomination.

“Day Count Fraction” means, in respect of the calculation of an Interest Amount on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period or an Interest Accrual Period, the “Calculation Period”):

(i)

if “Actual/Actual” or “Actual/Actual-ISDA” is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii)	if “Actual/365 (Fixed)” is specified hereon, the actual number of days in the Calculation Period divided by 365;

(iii)	if “Actual/365 (Sterling)” is specified hereon, the actual number of days in the Calculation Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv)	if “Actual/360” is specified hereon, the actual number of days in the Calculation Period divided by 360;

(v)	if “30/360”, “360/360” or “Bond Basis” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 x (Y2 - Y1)] + [30 x (M2 - M1)] + (D2 - D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30;

(vi)	if “30E/360” or “Eurobond Basis” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 x (Y2 - Y1)] + [30 x (M2 - M1)] + (D2 - D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(vii)	if “30E/360 (ISDA)” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 x (Y2 - Y1)] + [30 x (M2 - M1)] + (D2 - D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(viii)	if “Actual/Actual-ICMA” is specified hereon,

(A)

if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(B)	if the Calculation Period is longer than one Determination Period, the sum of:

(x)

the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y)

the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year, where:

“Determination Period” means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

“Determination Date” means the date(s) specified as such hereon or, if none is so specified, the Interest Payment Date(s);

(ix)	in all other cases, such other basis as specified hereon.

“Effective Date” means, with respect to any Rate of Interest for Floating Rate Notes to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

“Euro-zone” means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty on the functioning of the European Union.

“Interest Accrual Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

“Interest Amount” means:

(i)	in respect of an Interest Accrual Period, the amount of interest payable per Calculation Amount for that Interest Accrual Period; and

(ii)	in respect of any other period, the amount of interest payable per Calculation Amount for that period.

“Interest Commencement Date” means the Issue Date or such other date as may be specified hereon.

“Interest Determination Date” means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling, or (ii) the day falling two Business Days in London prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro, or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

“Interest Period” means the period specified as such hereon or, if none is so specified, the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date, unless otherwise specified hereon.

“Interest Period Date” means each Interest Payment Date unless otherwise specified hereon.

“ISDA Definitions” means (i) if “2006” is specified hereon, the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., and, in respect of each Series, as amended and supplemented up to and including the Issue Date of the first Tranche of such Series; (ii) if “2021” is specified hereon, the latest version of the 2021 ISDA Interest Rate Derivatives Definitions, as published by the International Swaps and Derivatives Association, Inc., and, in respect of each Series, as at the Issue Date of the first Tranche of such Series or (iii) as otherwise specified hereon.

“Page” means such page, section, caption, column or other part of a particular information service as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organization providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

“Rate of Interest” means the rate of interest payable from time to time in respect of this Note and that is either specified hereon or calculated in accordance with the provisions specified hereon.

“Reference Banks” means the institutions specified as such hereon or, if none, four major banks selected by the Calculation Agent (in consultation with IBRD) in the relevant interbank market (or, if appropriate, money, swap or over-the-counter index options market).

“Relevant Financial Centre” means, with respect to any Floating Rate to be determined in accordance with a Screen Rate/Reference Bank Determination on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the principal financial centre for the relevant Specified Currency.

“Relevant Rate” means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

“Relevant Time” means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, “local time” means, with respect to the Euro-zone as a Relevant Financial Centre, Brussels time.

“Representative Amount” means, with respect to any Floating Rate to be determined in accordance with a Screen Rate/Reference Bank Determination on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the relevant time.

“Specified Currency” means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

“Specified Duration” means, with respect to any Floating Rate to be determined in accordance with a Screen Rate/Reference Bank Determination on an Interest Determination Date, the duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(f).

“TARGET System” means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System which was launched on November 19, 2007 or any successor thereto.

(m) Calculation Agent and Reference Banks: IBRD shall procure that, with respect to any Floating Rate Notes for which the Primary Source is Reference Banks, for so long as such Floating Rate Notes are outstanding (as defined in the Global Agency Agreement) there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them as specified hereon. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then IBRD shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, IBRD shall appoint a leading bank or financial institution engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

6.	Redemption, Purchase and Options

(a) Final Redemption: Unless previously redeemed, purchased and cancelled as provided below, each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within paragraph (b) below, its final Instalment Amount.

(b) Redemption by Instalments: Unless previously redeemed, purchased and cancelled as provided in this Condition 6, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date (as defined in Condition 8) relating to such Instalment Amount.

(c) Early Redemption Amounts:

(i)	Notes Other than Zero Coupon Notes:

The Early Redemption Amount payable in respect of any Note (other than Notes described in (ii) below), upon it becoming due and payable as provided in Condition 9, shall be the Final Redemption Amount unless otherwise specified hereon.

(ii)	Zero Coupon Notes:

(A)

The Early Redemption Amount payable in respect of any Zero Coupon Note, upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note unless the Early Redemption Amount is linked to an index and/or a formula, or unless otherwise specified hereon.

(B)

Subject to the provisions of sub-paragraph (C) below, the Amortized Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortization Yield (which, if none is specified hereon, shall be such rate as would produce an Amortized Face Amount equal to the Issue Price of the Notes if they were discounted back to their Issue Price on the Issue Date) compounded annually.

(C)

If the Early Redemption Amount payable in respect of any such Note upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date (as defined in Condition 8). The calculation of the Amortized Face Amount in accordance with this sub-paragraph shall continue to be made (both before and, to the extent permitted by applicable law, after judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction specified hereon.

(d) Redemption at the Option of IBRD: If Call Option is specified hereon, IBRD may, on giving not less than 10 nor more than 30 days’ irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem all or, if so provided, some, of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Optional Redemption Amount specified hereon (which may be the Early Redemption Amount (as described in Condition 6(c) above)), together with interest accrued to the Optional Redemption Date. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the Minimum Redemption Amount to be redeemed specified hereon and no greater than the Maximum Redemption Amount to be redeemed specified hereon.

All Notes in respect of which any such notice is given shall be redeemed on the Optional Redemption Date specified in such notice in accordance with this Condition.

In the case of a partial redemption of Notes other than Fed Bookentry Notes, the notice to Noteholders shall also contain the certificate numbers of the Definitive Bearer Notes, or in the case of Registered Notes shall specify the nominal amount of Registered Notes drawn and the holder(s) of such Registered Notes, to be redeemed, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange or any other stock exchange and the rules of that stock exchange so require, IBRD shall, once in each year in which there has been a partial redemption of the Notes, cause to be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a newspaper having general circulation in Luxembourg or as specified by such other stock exchange a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered. In the case of a partial redemption of Fed Bookentry Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

(e) Redemption at the Option of Noteholders: If Put Option is specified hereon, IBRD shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days’ notice to IBRD (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount specified hereon (which may be the Early Redemption Amount (as described in Condition 6(c) above)), together with interest accrued to but excluding the date fixed for redemption.

In the case of a Note which is not a Fed Bookentry Note, to exercise such option the holder must deposit (in the case of Bearer Notes) such Note (together with (in the case of Definitive Bearer Notes) all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or (in the case of Registered Notes) the Certificate representing such Note(s) with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice (“Exercise Notice”) in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. In the case of a Fed Bookentry Note, if the holder wishes to exercise such option, the holder must give notice thereof to IBRD through the relevant Holding Institution. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Fiscal Agency Agreement or the Global Agency Agreement) without the prior consent of IBRD.

(f) Partly-paid Notes: Partly-paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

(g) Purchases: IBRD may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by IBRD may be held or resold or, at the discretion of IBRD, surrendered to the Global Agent for cancellation (together with (in the case of Definitive Bearer Notes) any unmatured Coupons, unexchanged Talons or Receipts attached thereto or purchased therewith) or (in the case of Fed Bookentry Notes) cancelled. If purchases are made by tender, tenders must be made available to all Noteholders of the same Series alike.

(h) Cancellation: All Notes purchased by or on behalf of IBRD may be cancelled, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar, and in the case of Bearer Notes, by surrendering each such Note (together with (in the case of Definitive Bearer Notes) all unmatured Receipts and Coupons and all unexchanged Talons) to the Global Agent and, in each case, if so surrendered, shall, together with all Notes redeemed by IBRD, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith) and, in the case of Fed Bookentry Notes, by cancellation by IBRD. Any Notes so surrendered for cancellation or cancelled may not be reissued or resold and the obligations of IBRD in respect of any such Notes shall be discharged.

7.	Payments

(a) Registered Notes:

(i)

Payments of principal (which for the purposes of this Condition 7(a) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes shall be made against surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the same manner provided in paragraph (ii) below.

(ii)

Subject to Condition 7(a)(iii), interest (which for the purpose of this Condition 7(a) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the day before the due date for payment thereof (unless otherwise specified in the applicable Final Terms) (the “Record Date”). Payments of interest on each Registered Note shall be made in the relevant currency by check drawn on a Financial Institution and mailed to the holder (or to the first-named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Financial Institution. “Financial Institution” means a bank in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to the TARGET System.

(iii)	Registered Notes held through The Depository Trust Company (“DTC”) will be paid as follows:

(A)	if the Specified Currenc(y/ies) for payment is(are) U.S. dollars, payments of principal, premium (if any), and/or interest will be made in accordance with Conditions 7(a)(i) and (ii); or

(B)

if the Specified Currenc(y/ies) for payment is(are) a currency other than U.S. dollars, payments of principal and interest will be made by the Global Agent in the relevant currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election prior to 5:00 p.m. New York City time on the fifteenth calendar day prior to the due date for payment thereof (the “DTC Record Date”). In the case of DTC participants entitled to receive the relevant payments but who have not elected to receive payments in such currency, the Global Agent shall pay such amounts to the Exchange Agent and the Exchange Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to such DTC participants. The Global Agency Agreement sets out the manner in which such conversions or such elections are to be made.

(iv)

Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 7(i), if the Noteholder is late in surrendering its Certificate (if required to do so), or if its Certificate cannot be surrendered to the Registrar or any Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 7(a) arrives after the due date for payment.

(b)	Fed Bookentry Notes:

(i)

Payments of principal and interest on the Notes will be payable at a designated office or agency of IBRD in New York City in U.S. dollars to the holder on the Fed Bookentry Record Date (as defined below), provided that, at IBRD’s option, principal and interest in respect of Fed Bookentry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Fed Bookentry Notes. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Notes pursuant to the Fiscal Agency Agreement. The “Fed Bookentry Record Date” for the purpose of payment of interest or principal on the Fed Bookentry Notes shall be as of the close of business at the Fiscal Agent on the day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Fed Bookentry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

(ii)

Noteholders will not be entitled to any interest or other payment for any delay after the due date if any date for payment is not a day on which the Fiscal Agent is open for business, and the Noteholder will not be entitled to payment until the next following day on which the Fiscal Agent is open for business.

(c)	Bearer Notes:

(i)

Payments of principal and interest in respect of Definitive Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7(f)(vi)) or Coupons (in the case of interest, except as specified in Condition 7(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a check payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Financial Institution.

(ii)

Notwithstanding the foregoing, if the Specified Currency of any Bearer Notes or payments thereunder are otherwise to be made in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (A) IBRD shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (B) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts, and (C) such payment is then permitted by United States law.

(iii)

Payments of principal, premium (if any) and interest in respect of Bearer Notes represented by a Global Note in CGN (as defined in the Global Agency Agreement) form will (subject as provided below) be made in the manner specified above in relation to Definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent. A record of which payment made against presentation or surrender of such Global Note in CGN form, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made. If the Global Note is in NGN (as defined in the Global Agency Agreement) form, IBRD shall procure that details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Global Note will be reduced accordingly. Payments under the Global Note in NGN form will be made to its holder. Each payment so made will discharge IBRD’s obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

(d) Payments Subject to Law: All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) Appointment of Agents: The Fiscal Agent, the Global Agent, the Paying Agent, the Registrar, the Exchange Agent, the Transfer Agent and the Calculation Agent initially appointed by IBRD and their respective specified offices are listed below. The Fiscal Agent, the Global Agent, the Paying Agents, the Registrar, the Exchange Agent, the Transfer Agents and the Calculation Agent(s) act solely as agents of IBRD and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. IBRD reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, the Global Agent, any other Paying Agent, the Registrar, the Exchange Agent, any Transfer Agent, any Calculation Agent or any other agent and to appoint a substitute Fiscal Agent or Global Agent and/or additional or other Paying Agents, Registrars, Exchange Agents, Transfer Agents, Calculation Agents or any other agent, provided that IBRD shall at all times maintain (i) a Fiscal Agent with respect to Fed Bookentry Notes, (ii) a Global Agent with respect to Bearer Notes and Registered Notes, (iii) for Registered Notes, a Registrar and one or more Transfer Agents, at least one of which has its specified office in a major European city, (iv) for Bearer Notes, at least one Paying Agent in a major European city, and (v) one or more Calculation Agent(s) if specified hereon. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days’ prior notice thereof shall have been given to the Noteholders in accordance with Condition 12 and provided further that neither the resignation nor removal of any Agent shall take effect, except in the case of insolvency as aforesaid, until a new Agent replacing such Agent has been appointed in accordance with the terms of the Global Agency Agreement.

In addition, IBRD shall appoint a Paying Agent in New York City in respect of any Bearer Notes the Specified Currency of which is U.S. dollars or payments in respect of which are otherwise to be made in U.S. dollars in the circumstances described in Condition 7(c)(ii).

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 12.

(f) Unmatured Coupons and Receipts and Unexchanged Talons:

(i)

Upon the due date for redemption of Bearer Notes which comprise Fixed Rate Notes (other than Dual Currency Notes or Index Linked Interest Notes), they should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date (as defined in Condition 8) for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

(ii)

Upon the due date for redemption of any Bearer Note comprising a Floating Rate Note, Dual Currency Note or Index Linked Interest Note, any unmatured Coupon relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupon.

(iii)	Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv)

Upon the due date for redemption of any Bearer Note that is redeemable in instalments, any Receipt relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of such Receipt.

(v)

Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as IBRD may require.

(vi)

If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) Talons: On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 8).

(h) Non-Business Days: If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. Solely if so specified hereon, in the event that the next following business day falls into the next calendar month, such date for payment shall be brought forward to the immediately preceding business day. For the avoidance of doubt, the amount of interest or other payment will not be adjusted as a result of a change in such date for payment. In this paragraph, “business day” means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the relevant place of presentation, in such jurisdictions as shall be specified as “Financial Centres” hereon and:

(i)

(in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency; or

(ii)	(in the case of a payment in euro) which is a TARGET Business Day.

(i) Currency of Payment: If any payment in respect of this Note is payable in a Specified Currency other than U.S. dollars that is no longer used by the government of the country issuing such currency for the payment of public and private debts or used for settlement of transactions by public institutions in such country or within the international banking community, or in a Specified Currency that is not expected to be available, when any payment on this Note is due as a result of circumstances beyond the control of IBRD, IBRD shall be entitled to satisfy its obligations in respect of such payment by making such payment in U.S. dollars on the basis a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent on the second Business Day prior to such payment, or if the Calculation Agent determines that no such exchange rate is available on such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent will act in good faith and in a commercially reasonable manner having taken into account all available information that it deems relevant. Any payment made under such circumstances in such other currency or U.S. dollars will constitute valid payment, and will not constitute a default in respect of this Note.

8.	Prescription

Other than for Notes, Receipts and Coupons governed by the laws of the State of New York, claims against IBRD for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof. As used in these Conditions, “Relevant Date” in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or surrender of the relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation or surrender. References in these Conditions to (i) “principal” shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortized Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it and (ii) “interest” shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it.

9.	Default

If IBRD shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or sinking fund in, any bonds, notes (including the Notes), or similar obligations which have been issued, assumed or guaranteed by IBRD, and such default shall continue for a period of 90 days, then at any time thereafter and during the continuance of such default any Noteholder may deliver or cause to be delivered to IBRD at its principal office in Washington, District of Columbia, United States of

America, written notice that such Noteholder elects to declare all Notes held by it (the serial or other identifying numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to IBRD the Notes shall become due and payable at their Early Redemption Amount specified on such Notes plus accrued interest calculated in accordance with Condition 5, unless prior to that time all such defaults previously existing shall have been cured.

10.	Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and regulations, and the rules and regulations of relevant stock exchanges and clearing systems, at the specified office of the Global Agent in London (in the case of Bearer Notes, Receipts, Coupons or Talons), and of the Registrar in London (in the case of Certificates), or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by IBRD for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, inter alia, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to IBRD on demand the amount payable by IBRD in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as IBRD may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11.	Further Issues and Amendments

(a) Further Issues: IBRD may from time to time without the consent of the Noteholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date and the first payment of interest thereon) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as IBRD may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a further Tranche of Notes of the same Series as the Notes.

(b) Amendments: These Conditions and the Notes may be amended or supplemented by IBRD and the Global Agent, without the consent of the holder of any Note, for the purpose of curing any ambiguity, manifest error or of correcting or supplementing any provision contained herein or therein which may be defective or inconsistent with any other provision contained herein or therein; provided, however, that IBRD shall only permit any such modification if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders in the sole opinion of IBRD.

12.	Notices

(a) Notices to Holders of Registered Notes: Notices to holders of Registered Notes will be mailed to them at their respective addresses in the Register. Any such notice shall be deemed to have been validly given to the holders of such Registered Notes on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of such mailing.

(b) Notices to Holders of Bearer Notes: Unless otherwise specified hereon, notices to the holders of Bearer Notes shall be valid if published in a daily newspaper having general circulation in London (which is expected to be the Financial Times) or Luxembourg (which is expected to be the Luxemburger Wort) or if published on the Luxembourg Stock Exchange’s website (www.bourse.lu). Any such notice shall be deemed to have been validly given on the date of such publication. Notices will, if published more than once or on different dates, be deemed to have been given on the date of the first publication in such source as provided above. Holders of Coupons, Receipts and Talons shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition 12.

(c) Delivery to Clearing System: Until such time as any definitive Notes are issued, there may, so long as all the Notes or certificate(s) representing the Notes is or are held in its or their entirety on behalf of DTC or Euroclear and Clearstream, Luxembourg or any other applicable clearing system, be substituted, in relation only to the relevant Series of Notes, for such notification as set out in (a) and (b) above, the delivery of the relevant notice to DTC or to Euroclear and Clearstream, Luxembourg or to any other applicable clearing system for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified hereon) on which such notice was given to DTC or to Euroclear and Clearstream, Luxembourg or to any other applicable clearing system.

(d) Listing Requirements: In addition to (a), (b) and (c) above, if and for so long as any Notes are listed on a stock exchange, all notices to Noteholders will be published in accordance with the rules of such stock exchange. If such Notes are listed on the Luxembourg Stock Exchange, such notices shall be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu).

(e) Notices via Agents: Except as set out in Condition 9, notices to be given by any holder of the Notes (other than Fed Bookentry Notes) shall be in writing and given by lodging the same, together with the relative Note or Certificate, with the Global Agent or the Fiscal Agent, as the case may be. In the case of Bearer Notes, so long as any of such Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Global Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Global Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

13.	Contracts (Rights of Third Parties) Act 1999

In respect of any Notes, Receipts and Coupons governed by English law, unless specified otherwise in the Notes, no person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

14.	Governing Law, Jurisdiction and Service of Process

(a) Governing Law: The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, the laws of the State of New York or English law, or such other governing law, as specified hereon. The governing law of Partly-paid Notes shall not be the laws of the State of New York.

(b) Jurisdiction: With respect to any legal action or proceedings (“Proceedings”) in the courts of England arising out of or in connection with any Notes, Receipts, Coupons or Talons, IBRD irrevocably submits to the non-exclusive jurisdiction of the courts of England.

(c) Service of Process: IBRD irrevocably appoints its special representative at Millbank Tower, 12th Floor, 21-24 Millbank, London SW1P 4QP, England as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If IBRD no longer maintains a special representative in England or if for any reason such process agent ceases to be able to act as such or no longer has an address in London, IBRD irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 12. Nothing shall affect the right to serve process in any manner permitted by law.

FORM OF NOTES AND SUMMARY OF PROVISIONS

RELATING TO THE NOTES WHILE IN GLOBAL FORM

Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this section.

IBRD and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be registered, bookentry or bearer and will be specified in the applicable Final Terms. Notes payable in certain Specified Currencies may only be issued in global form.

Registered Notes

Each Tranche of Registered Notes sold in primary distribution entirely to investors in the United States may, unless otherwise specified in the applicable Final Terms, initially be represented by a single Certificate in registered global form (a “Global Certificate”) deposited on its Issue Date with Citibank, N.A., London Branch (the “Custodian”) as custodian for, and registered in the name of a nominee of, DTC (a “DTC Global Certificate”).

Each Tranche of Registered Notes sold in primary distribution entirely to investors outside the United States may, unless otherwise specified in the applicable Final Terms, initially be represented by a Global Certificate and (a) in the case of a Tranche held under the NSS and intended to be cleared through Euroclear and Clearstream, Luxembourg, delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg; (b) in the case of a Tranche not held under the NSS and intended to be cleared through Euroclear and Clearstream, Luxembourg, deposited with the Common Depositary on behalf of Euroclear and Clearstream, Luxembourg; or (c) in the case of a Tranche intended to be cleared through a clearing system other than, or in addition to, Euroclear and/or Clearstream, Luxembourg, or delivered outside a clearing system, registered as specified in the applicable Final Terms.

Each Tranche of Registered Notes sold in primary distribution both within the United States and outside the United States may, unless otherwise specified in the applicable Final Terms, initially be represented by one or more Global Certificates. A DTC Global Certificate in respect of Notes sold within the United States or Notes sold both within the United States and outside the United States may be deposited on its Issue Date with the Custodian as custodian for, and registered in the name of a nominee of, DTC. The same or one or more other Global Certificates in respect of Notes sold outside the United States may be deposited on its or their Issue Date with the Custodian as custodian for, and registered in the name of a nominee of, DTC or with, and registered in the name of a nominee of, the Custodian as custodian or depositary for the relevant clearing system(s) agreed between IBRD and the relevant Dealer(s) and specified in the applicable Final Terms. One or more Global Certificates in respect of Notes sold both within the United States and outside the United States may be deposited on its or their Issue Date with, and registered in the name of a nominee of, the Common Depositary or Common Safekeeper for Euroclear or Clearstream, Luxembourg or the relevant clearing system(s) agreed between IBRD and the relevant Dealer(s) and specified in the applicable Final Terms.

Registered Notes may, if so specified in the applicable Final Terms, initially be issued in definitive registered form represented by Certificates registered in the names of the beneficial owners thereof. Otherwise, Certificates registered in the names of beneficial owners will only be available, in the case of Registered Notes initially represented by Global Certificates (other than Notes in certain Specified Currencies), in certain circumstances described below. Certificates to be issued at the request of a beneficial owner in respect of such owner’s Notes will be issued at the expense of such owner.

Unless otherwise specified in the applicable Final Terms, interests in a Global Certificate will be exchangeable for definitive Certificates registered in the names of the beneficial owners thereof only if such exchange is permitted by applicable law and (i) in the case of a DTC Global Certificate, DTC notifies IBRD that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Certificate, or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is at any time no longer eligible to act as such and IBRD is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC; or (ii) in the case of any other Global Certificate, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or (iii) if principal in respect of any Note is not paid when due, by the Noteholder giving notice to the Global Agent of its election for such exchange. In such circumstances, IBRD will cause sufficient Certificates to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholder(s). A person having an interest in a Global Certificate must provide the Registrar with a written order containing instructions and such other information as IBRD and the Registrar may require to complete, execute and deliver such Certificates. Registered Notes shall not be exchangeable for Bearer Notes.

If so specified in the applicable Final Terms, interests in a Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a DTC Global Certificate, and interests in a DTC Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a Global Certificate. Any such exchange or transfer shall be made in accordance with the rules and operating procedures of DTC, Euroclear, and Clearstream, Luxembourg, and in compliance with the provisions of Clauses 5 and 7 of the Global Agency Agreement.

DTC has advised IBRD that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Certificates for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Certificates are credited and only in respect of such portion of the aggregate nominal amount of the relevant DTC Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant DTC Global Certificates in exchange for Certificates registered in the name(s) of beneficial owners of Registered Notes.

Except as described above, so long as a DTC Global Certificate is deposited with DTC or its custodian, Certificates registered in the name(s) of beneficial owners of Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Fed Bookentry Notes

On initial issue, all Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Banks will be issued in uncertificated bookentry form only through the Federal Reserve Bank of New York and held by Holding Institutions designated by the relevant Dealer(s). After initial issue, all Fed Bookentry Notes will continue to be held by such Holding Institutions unless an investor arranges for the transfer of its Fed Bookentry Notes to another Holding Institution.

Bearer Notes

Except as provided below, each Tranche of Bearer Notes with a maturity at issue of more than one year will initially be represented by a Temporary Global Note without Coupons, which (i) in the case of Bearer Notes in NGN form, will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg on or prior to the relevant Issue Date or (ii) in the case of Bearer Notes in CGN form, will be deposited with a Common Depositary on behalf of Euroclear and Clearstream, Luxembourg on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable on or after the Exchange Date (as defined below) in whole or in part for interests in a Permanent Global Note without Coupons or, if and to the extent specified in the applicable Final Terms, for Bearer Notes in definitive form.

Initial Issue of Notes

If the Global Notes or the Global Certificates are stated in the applicable Final Terms to be issued in NGN form or to be held under the NSS (as the case may be), the Global Notes or the Global Certificates will be delivered on or prior to the original issue date of the Tranche to a Common Safekeeper. Depositing the Global Notes or the Global Certificates with the Common Safekeeper does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue, or at any or all times during which the Notes are outstanding. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

Global Notes which are issued in CGN form and Global Certificates which are not held under the NSS may be delivered on or prior to the original Issue Date of the Tranche to a Common Depositary.

If a Global Note is in CGN form, upon the initial deposit of the Global Note with a Common Depositary or registration of Registered Notes in the name of any nominee of a Common Depositary for Euroclear and Clearstream, Luxembourg and delivery of the relative Global Certificate to the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid. If the Global Note is in NGN form, the nominal amount of the Notes shall be the aggregate amount from time to time entered in the records of Euroclear or Clearstream, Luxembourg. The records of such clearing system shall be conclusive evidence of the nominal amount of Notes represented by the Global Note and a statement issued by such clearing system at any time shall be conclusive evidence of the records of the relevant clearing system at that time.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the applicable Final Terms) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Upon the initial deposit of a Global Certificate in respect of, and registration of, Registered Notes in the name of a nominee of DTC and delivery of the relevant Global Certificate to the Custodian, DTC will credit each participant with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

Summary of Provisions relating to Notes while in Global Form

Each Global Note or Global Certificate will contain provisions which apply to the Notes while they are in global form, some of which supplement the Conditions of the Notes set out in this Prospectus. The following is a summary of certain of those provisions:

Exchange: A Temporary Global Note is exchangeable in whole or in part (free of charge to the holder) on or after the Exchange Date, for either interests in a Permanent Global Note representing Bearer Notes (if the Global Note is in CGN form, or if the Global Note is in NGN form, IBRD will procure that details of such exchange be entered pro rata in the records of the relevant clearing system) or, if and to the extent specified in the applicable Final Terms, Definitive Bearer Notes, in each case upon certification as to non-U.S. beneficial ownership by the relevant clearing system in the form set out in the Global Agency Agreement. If one or more Temporary Global Notes are exchanged for Definitive Bearer Notes, such Definitive Bearer Notes shall be issued in Specified Denominations of the minimum Specified Denomination only.

A Permanent Global Note (other than for Notes denominated in certain Specified Currencies) is exchangeable in whole (free of charge to the holder) for Definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of

14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to IBRD or the Global Agent. On or after any Exchange Date, the holder of a Permanent Global Note may surrender the Permanent Global Note to or to the order of the Global Agent. In exchange for the Permanent Global Note, IBRD will deliver, or cause the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest which has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), each in or substantially in the form attached to the Global Agency Agreement. On exchange in full of the Permanent Global Note, IBRD will, if the holder so requests, ensure that it is cancelled and returned to the holder.

“Exchange Date” means a day falling, in the case of exchange of a Temporary Global Note for a Permanent Global Note or Definitive Bearer Notes, not less than 40 days from the Issue Date (irrespective of whether such day is a business day) and on which banks are open for business in the city in which the specified office of the Global Agent is located and, if applicable, in the cities in which the relevant clearing systems are located.

Payments: Prior to the Exchange Date, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the Exchange Date, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Final Terms, for Definitive Bearer Notes) is improperly withheld or refused. Payments under the Permanent Global Note in CGN form will be made to its holder against presentation for endorsement and, if no further payment is to be made, surrender of the Permanent Global Note to or to the order of the Global Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. If the Permanent Global Note is in CGN form, a record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be prima facie evidence that such payment has been made. If the Permanent Global Note is in NGN form, IBRD shall procure that details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Permanent Global Note will be reduced accordingly. Payments under the Permanent Global Note in NGN form will be made to its holder. Each payment so made will discharge IBRD’s obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

Notices: If and for so long as a Global Note or a Global Certificate is deposited with a depositary or Common Depositary or Common Safekeeper for Euroclear, Clearstream Luxembourg and/or any other relevant clearing system, unless otherwise specified in the applicable Final Terms, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. In addition, if and so long as any Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall be published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

Prescription: Other than for Notes governed by the laws of the State of New York, claims against IBRD for principal and interest in respect of a Global Note or a Global Certificate will become prescribed unless such Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8) as specified in the applicable Final Terms.

Purchase and cancellation: Cancellation of any Global Note or Global Certificate which IBRD elects to be cancelled following its purchase will be effected by reduction in the nominal amount of such Note.

Default: The holder of a Global Note or a Global Certificate may cause the such Note or a portion of it to become due and repayable in circumstances described in Condition 9 by stating in the notice to IBRD the nominal amount of Notes which is being declared due and repayable. Following the giving of notice of an event of default, the holder of a Global Note or a Global Certificate which is governed by English law and executed as a deed poll may elect that the such Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against IBRD under the Deed of Covenant.

Redemption at the option of IBRD: No drawing of Notes will be required under Condition 6(d) in the event that IBRD exercises its call option set forth in that Condition while an issue of Notes is represented by a Global Note or a Global Certificate in respect of less than the aggregate nominal amount of such Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Notes as between holders (to be reflected in the records of Euroclear and Clearstream, Luxembourg on a pro rata basis as either a pool factor or a reduction in nominal amount, at their discretion).

Redemption at the option of a Noteholder: Any Noteholder’s option set out in Condition 6(e) to require IBRD to redeem Notes may be exercised by the holder of a Global Note or a Global Certificate giving notice to IBRD or the Global Agent of the nominal amount of such Notes in respect of which the option is exercised and, where the Permanent Global Note is in CGN form, presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 6(e). Where the Permanent Global Note is in NGN form, IBRD shall procure that details of such exercise shall be entered pro rata in the records of the relevant clearing system and the nominal amount of the Notes recorded in those records will be reduced accordingly.

Nominal amount: Where the Permanent Global Note is in NGN form, or the Global Certificate is held under the NSS, IBRD shall procure that any exchange, payment, cancellation, exercise of any option or any right under the Notes, as the case may be, in addition to the circumstances set out above shall be entered in the records of the relevant clearing systems and upon any such entry being made, in respect of payments of principal, the nominal amount of the Notes represented by such Global Note or Global Certificate shall be adjusted accordingly.

Partly-paid Notes

The provisions relating to partly-paid Notes (“Partly-paid Notes”) are not set out in this Prospectus, but will be contained in the applicable Final Terms and thereby in the Global Notes or the Global Certificates. Partly-paid Notes governed by the laws of the State of New York will not be issued. While any instalments of the subscription moneys due from the holder of Partly-paid Notes are overdue, no interest in a Global Note or a Global Certificate representing such Notes may be exchanged for an interest in a Permanent Global Note or for Definitive Bearer Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly-paid Notes within the time specified, IBRD may forfeit such Notes and shall have no further obligation to their holder in respect of them.

CLEARANCE AND SETTLEMENT

Introduction

The Facility has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the bookentry systems operated by the Federal Reserve and by DTC in the United States, and by Euroclear and Clearstream, Luxembourg in Europe. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among the Global Agent, the Fiscal Agent and these clearing systems to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established for this purpose among the Global Agent, the Fiscal Agent and the relevant clearing systems.

The relationship between IBRD and the holder of a Registered Note, a Fed Bookentry Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Global Note or a Global Certificate will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in bookentry form in the relevant clearing system or a depositary or nominee on its or their behalf. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which IBRD is not and will not be a party. IBRD will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which Notes are held.

Each of the persons shown in the records of DTC, Euroclear, Clearstream, Luxembourg, or any other specified clearing system as the holder of a Note represented by a Global Note or a Global Certificate must look solely to such clearing system for his share of each payment made by IBRD to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of such clearing system. Such persons shall have no claim directly against IBRD in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of IBRD will be discharged by payment to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, in respect of each amount so paid.

Citibank, N.A., London Branch (“Citibank”) is the Global Agent for Notes held through DTC, Euroclear, Clearstream, Luxembourg and such other clearing systems as may be specified in the applicable Final Terms. The Federal Reserve Bank of New York is the fiscal and paying agent for U.S. dollar denominated Notes issued in the United States and held through the bookentry system operated by the Federal Reserve Banks.

The Global Agent and Paying Agents

Citibank will act as the Global Agent for Notes issued under the Facility (except for Fed Bookentry Notes). Citibank has direct custodial and depositary linkages with, and (unless otherwise provided in the applicable Final Terms) will act as custodian for Global Notes or Global Certificates held by DTC to facilitate issue, transfer and custody of Notes in DTC, while Citibank Europe plc acts as the Common Depositary or Common Safekeeper for Global Notes or Global Certificates held by Euroclear and Clearstream, Luxembourg. As necessary (and as more fully described below), Citibank will act as Registrar, Transfer Agent, Exchange Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Final Terms. In acting under the Global Agency Agreement and in connection with the Notes, no Agent shall have any obligations towards or relationship of agency or trust with any of the holders of the Notes.

The Clearing Systems

Federal Reserve Bookentry System

The Federal Reserve Banks operate the Federal bookentry system which provides bookentry holding and settlement for all U.S. dollar denominated securities issued by the U.S. government, certain of its agencies and international organizations (including IBRD) in which the United States is a member. The system enables specified depositaries and other institutions with an appropriate account with a Federal Reserve Bank or Branch (“Holding Institutions”) to hold, make payments and transfer securities and funds through the Federal Reserve Bank’s Fedwire electronic funds transfer system.

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic bookentry changes in accounts of DTC participants.

Euroclear

Euroclear is incorporated in Belgium. Euroclear holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Clearstream, Luxembourg’s accountholders through electronic bookentry changes in accounts of its accountholders.

Clearstream, Luxembourg

Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear’s accountholders through electronic bookentry changes in accounts of its accountholders.

Other Clearing Systems

Any other clearing system which IBRD, the Global Agent and the relevant Dealer(s) agree shall be available for a particular issue of Notes will be described in the applicable Final Terms, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures — Primary Distribution

Introduction

Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Final Terms. Payment for Notes will be on a delivery versus payment or delivery free of payment basis, as specified in the applicable Final Terms.

IBRD and the relevant Dealer(s) shall agree whether global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Final Terms. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Final Terms.

Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Final Terms. The procedures expected to be followed are those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Final Terms.

Fed Bookentry Notes

The Federal Reserve Bank of New York will take delivery of and hold Fed Bookentry Notes as record owner and custodian for other Federal Reserve Banks and for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Fed Bookentry Notes through their respective Federal Reserve Banks or Branches.

The aggregate holdings of Fed Bookentry Notes of each Holding Institution will be reflected in the bookentry account of such Holding Institution with its Federal Reserve Bank or Branch. The Notes may be held of record only by Holding Institutions, which are entities eligible to maintain bookentry accounts with the Federal Reserve Banks. A Holding Institution may not be the beneficial holder of a Note. Beneficial holders will ordinarily hold the Notes through one or more financial intermediaries, such as banks, brokerage firms and securities clearing organizations. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial holder, will have the responsibility of establishing and maintaining accounts for its customers having interests in Fed Bookentry Notes.

Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from IBRD, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Fed Bookentry Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Fed Bookentry Notes. The Federal Reserve Banks will not record pledges of Fed Bookentry Notes.

Registered Notes

(i)	DTC

Registered Notes which are to be cleared and settled through DTC will be represented by a DTC Global Certificate. DTC participants acting on behalf of DTC investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC’s Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants’ securities accounts following confirmation of receipt of payment to IBRD on the relevant Issue Date.

(ii)	Euroclear and Clearstream, Luxembourg

Registered Notes which are to be cleared and settled through Euroclear and Clearstream, Luxembourg will be represented by one or more Global Certificates registered in the name of a nominee of the Euroclear and Clearstream, Luxembourg. Investors holding Registered Notes through Euroclear and Clearstream, Luxembourg will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Clearstream, Luxembourg participants’ securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value on the relevant Issue Date).

Bearer Notes

IBRD will make applications to Euroclear and Clearstream, Luxembourg for acceptance in their respective bookentry systems of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds denominated in the Specified Currency will be followed, unless otherwise specified in the applicable Final Terms.

Clearance and Settlement Procedures — Secondary Market Transfers

Transfers of Registered Notes

Transfers of interests in a Global Certificate within the various clearing systems which may be clearing and settling interests therein will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Further details concerning such rules and procedures may be set forth in the applicable Final Terms.

For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfers of Fed Bookentry Notes

Transfers of Fed Bookentry Notes between Holding Institutions can be made through the Federal Reserve Communications System.

Transfers of Bearer Notes

Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

Although DTC, Euroclear and Clearstream, Luxembourg have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of IBRD, the Global Agent or any other agent will have responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the relevant Issue Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the United States secondary market generally are required to settle within two business days of pricing (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until the relevant Issue Date will be required, by virtue of the fact the Notes initially will settle beyond T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Issue Date should consult their own advisor.

TAX MATTERS

The following is a summary of the provisions of the Articles concerning taxation of the Notes and of certain anticipated United States federal income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary addresses only U.S. federal income taxation and does not cover all of the possible tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This summary is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes at the initial offering price and hold the Notes as capital assets for tax purposes, and does not address special classes of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, tax-exempt entities, life insurance companies, persons holding Notes as part of a wash sale for tax purposes, as a hedge or hedged against interest rate or currency risks or as part of a straddle or conversion transaction for tax purposes, or U.S Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar. Investors who purchase Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules.

This section deals only with Notes that (a) are due to mature 30 years or less from the date on which they are issued, (b) do not reference the performance of United States equities and (c) are treated as issued in registered form for United States federal income tax purposes. For this purpose, unless otherwise stated in the applicable Final Terms, Registered Notes and Fed Bookentry Notes will be treated as issued in registered form for U.S. federal income tax purposes, and Bearer Notes will not be treated as issued in registered form for U.S. federal income tax purposes. The relevant tax consequences of owning Notes that do not satisfy these criteria will be discussed in the applicable Final Terms.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as in effect as at the date of this Prospectus. These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

Tax Status — General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of IBRD (i) which tax discriminates against the Notes solely because they were issued by IBRD, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

Tax Status — United States

The United States Treasury Department has issued to IBRD rulings dated May 4, 1988 and May 5, 1989 (the “Rulings”) regarding certain United States federal tax consequences of the receipt of interest on securities issued by IBRD. The Rulings provide that interest paid by IBRD on such securities, including payments attributable to accrued original issue discount, constitutes income from sources without the United States.

Because, under the Rulings, interest and original issue discount on the Notes is treated as income from sources without the United States, interest paid by IBRD would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign partnership, estate or trust not subject to United States federal income tax on a net income basis on income or gain from a Note) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such income would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States, and such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business to which such interest is attributable.

U.S. Holders

This subsection describes the tax consequences to a U.S. Holder. You are a U.S. Holder if you are a beneficial owner of a Note and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. Holder, this subsection does not apply to you and you should consult your own tax advisor concerning the consequences of owning the Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Payments of Interest

Except as described below in the case of interest on a discount Note that is not qualified stated interest, each as defined below under “— Original Issue Discount — General”, or as described in the following sentence, you will be taxed on any interest on your Note, whether payable in U.S. dollars or a foreign currency, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. However, the portion of the first interest payment on your Note that represents a return of pre-issuance accrued interest (if any) will not be treated as an interest payment for U.S. federal income tax purposes and will accordingly not be includible in income. If your Note is denominated in a foreign currency, then you will recognize United States source ordinary gain or loss in an amount equal to the difference, if any, between the U.S. dollar value of the pre-issuance accrued interest on the date of receipt and the U.S. dollar value of such amount on the date that the Note was issued.

Interest paid by IBRD on the Notes and original issue discount, if any, accrued with respect to the Notes (as described below under “— Original Issue Discount”) are generally income from sources outside the United States and will generally be “passive” income for purposes of the rules regarding the foreign tax credit allowable to a U.S. Holder.

Foreign Currency Notes — Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you would recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Foreign Currency Notes — Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you would determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it would apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your Note, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General. If you own a Note, other than a short-term Note with a term of one year or less, it would be treated as a discount Note issued at an original issue discount (“OID”) if the amount by which the Note’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a Note’s issue price will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A Note’s stated redemption price at maturity is the total of all payments provided by the Note that are not payments of qualified stated interest. Generally, an interest payment on a Note is qualified stated interest if it is one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the Note. There are special rules for floating rate Notes that are discussed under “— Floating Rate Notes”.

In general, your Note is not a discount Note if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 1⁄4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your Note would have de minimis OID if the amount of the excess is less than the de minimis amount. If your Note has de minimis OID, you would include the de minimis amount in income as stated principal payments are made on the Note, unless you make the election described below under “— Election to Treat All Interest as Original Issue Discount”. You can determine the includible amount with respect to each such payment by multiplying the total amount of your Note’s de minimis OID by a fraction equal to the amount of the principal payment made divided by the stated principal amount of the Note.

Generally, if your discount Note matures more than one year from its date of issue, you would include OID in income before you receive cash attributable to that income. The amount of OID that you would include in income is calculated using a constant-yield method, and generally you would include increasingly greater amounts of OID in income over the life of your Note. More specifically, you can calculate the amount of OID that you would include in income by adding the daily portions of OID with respect to your discount Note for each day during the taxable year or portion of the taxable year that you hold your discount Note. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount Note and you may vary the length of each accrual period over the term of your discount Note. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount Note must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount Note’s adjusted issue price at the beginning of the accrual period by your Note’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your Note allocable to the accrual period.

You must determine the discount Note’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount Note’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount Note’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount Note that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount Note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you would allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you would increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your Note, other than any payment of qualified stated interest, and

•	your Note’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. If you purchase your Note for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your Note after the purchase date but is greater than the amount of your Note’s adjusted issue price, as determined above under “— General”, the excess is acquisition premium. If you do not make the election described below under “— Election to Treat All Interest as Original Issue Discount”, then you would reduce the daily portions of OID by a fraction equal to:

•	the excess of your adjusted basis in the Note immediately after purchase over the adjusted issue price of the Note,

divided by

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the Note after the purchase date over the Note’s adjusted issue price.

Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your Note by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your Note is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your Note is to be made within one year of your Note’s issue date, and

•	the payment would equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment would be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your Note.

Notes Subject to Contingencies Including Optional Redemption. Your Note is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you would determine the yield and maturity of your Note by assuming that the payments would be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you would include income on your Note in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable Final Terms.

Notwithstanding the general rules for determining yield and maturity, if your Note is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the Note under an alternative payment schedule or schedules, then:

•	in the case of an option or options that we may exercise, we would be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your Note, and

•	in the case of an option or options that you may exercise, you would be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your Note.

If both you and we hold options described in the preceding sentence, those rules would apply to each option in the order in which they may be exercised. You would determine the yield on your Note for the purposes of those calculations by using any date on which your Note may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of your Note as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your Note is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you would redetermine the yield and maturity of your Note by treating your Note as having been retired and reissued on the date of the change in circumstances for an amount equal to your Note’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your Note using the constant-yield method described above under “— General”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “— Notes Purchased at a Premium,” or acquisition premium.

If you make this election for your Note, then, when you apply the constant-yield method:

•	the issue price of your Note would equal your cost,

•	the issue date of your Note would be the date you acquired it, and

•	no payments on your Note would be treated as payments of qualified stated interest.

Generally, this election will apply only to the Note for which you make it; however, if the Note has amortizable bond premium, you would be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or thereafter. Additionally, if you make this election for a market discount Note, you would be treated as having made the election discussed below under “— Market Discount” to include market discount in income currently over the life of all debt instruments having market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke any election to apply the constant-yield method to all interest on a Note or the deemed elections with respect to amortizable bond premium or market discount Notes without the consent of the Internal Revenue Service.

Floating Rate Notes. Your Note would be a floating rate Note if:

•	your Note’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

•	0.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

•	15 percent of the total noncontingent principal payments; and

•	your Note provides for stated interest, compounded or paid at least annually, only at:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate; and

•

the value of any floating rate on any date during the term of your Note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your Note would have a floating rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your Note is denominated; or

•	the rate is equal to such a rate either:

•	multiplied by a fixed multiple that is greater than 0.65 but not more than 1.35, or

•	multiplied by a fixed multiple greater than 0.65 but not more than 1.35, and then increased or decreased by a fixed rate.

If your Note provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate.

Your Note would not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are caps, floors or governors that are fixed throughout the term of the Note or such restrictions are not reasonably expected to significantly affect the yield on the Note.

Your Note would have a floating rate that is a single objective rate if:

•	the rate is not a qualified floating rate, and

•

the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party.

Your Note would not have a floating rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your Note’s term would be either significantly less than or significantly greater than the average value of the rate during the final half of your Note’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate, and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your Note would also have a single qualified floating rate or an objective rate if interest on your Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points, or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if your floating rate Note provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your Note is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your Note.

If your floating rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally would determine the interest and OID accruals on your Note by:

•	determining a fixed rate substitute for each floating rate provided under your floating rate Note,

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual floating rates during the applicable accrual period.

When you determine the fixed rate substitute for each floating rate provided under the floating rate Note, you generally will use the value of each floating rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your Note.

If your floating rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally would determine interest and OID accruals by using the method described in the previous paragraph. However, your floating rate Note would be treated, for purposes of the first three steps of the determination, as if your Note had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your floating rate Note as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Notes. In general, if you are an individual or other cash basis U.S. Holder of a short-term Note, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for U.S. federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you would be required to accrue OID on short-term Notes on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term Note would be ordinary income to the extent of the accrued OID, which would be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term Notes, you would be required to defer deductions for interest on borrowings allocable to your short-term Notes in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term Note, including stated interest, in your short-term Note’s stated redemption price at maturity.

Foreign Currency Discount Notes. If your discount Note is denominated in, or determined by reference to, a foreign currency, you would determine OID for any accrual period on your discount Note in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. Holder, as described under “— U.S. Holders — Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your Note.

Market Discount

You would be treated as if you purchased your Note, other than a short-term Note, at a market discount, and your Note would be a market discount Note if:

•	you purchase your Note for less than its issue price as determined above under “Original Issue Discount — General” and

•

the difference between the Note’s stated redemption price at maturity or, in the case of a discount Note, the Note’s revised issue price, and the price you paid for your Note is equal to or greater than 1⁄4 of 1 percent of your Note’s stated redemption price at maturity multiplied by the number of complete years to the Note’s maturity. To determine the revised issue price of your Note for these purposes, you generally add any OID that has accrued on your Note to its issue price.

If your Note’s stated redemption price at maturity or, in the case of a discount Note, its revised issue price, exceeds the price you paid for the Note by less than 1⁄4 of 1 percent of the Note’s stated redemption price at maturity multiplied by the number of complete years to the Note’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

You must treat any gain you recognize on the maturity or disposition of your market discount Note as ordinary income to the extent of the accrued market discount on your Note. Alternatively, you may elect to include market discount in income currently over the life of your Note. If you make this election, it would apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount Note and do not make this election, you would generally be required to defer deductions for interest on borrowings allocable to your Note in an amount not exceeding the accrued market discount on your Note until the maturity or disposition of your Note.

If you own a market discount Note, the market discount would accrue on a straight-line basis unless an election is made to accrue market discount using a constant-yield method. If you make this election, it would apply only to the Note with respect to which it is made and you may not revoke it. You would, however, not include accrued market discount in income unless you elect to do so as described above.

Notes Purchased at a Premium

If you purchase your Note for an amount in excess of its principal amount (or, in the case of a discount Note, in excess of the sum of all amounts payable on the Note after the acquisition date (other than payments of qualified stated interest)), you may elect to treat the excess (after excluding the portion of the purchase price attributable to pre-issuance accrued interest) as amortizable bond premium. If you make this election, you would reduce the amount required to be included in your income each accrual period with respect to interest on your Note by the amount of amortizable bond premium allocable to that accrual period, based on your Note’s yield to maturity.

If the amortizable bond premium allocable to an accrual period exceeds your interest income from your Note for such accrual period, such excess is first allowed as a deduction to the extent of interest included in your income in respect of the Note in previous accrual periods and is then carried forward to your next accrual period. If the amortizable bond premium allocable and carried forward to the accrual period in which your Note is sold, retired or otherwise disposed of exceeds your interest income for such accrual period, you would be allowed an ordinary deduction equal to such excess.

If your Note is denominated in, or determined by reference to, a foreign currency, you would compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium would reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your Note is generally taxable as ordinary income or loss.

If you make an election to amortize bond premium, it would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.

Purchase, Sale and Retirement of the Notes

Your tax basis in your Note will generally be the U.S. dollar cost, as defined below, of your Note, adjusted by:

•	adding any OID or market discount previously included in income with respect to your Note, and then

•

subtracting any payments on your Note that are not qualified stated interest payments (such as any pre-issuance accrued interest that you previously received) and any amortizable bond premium to the extent that such premium either reduced interest income on your Note or gave rise to a deduction on your Note.

If you purchase your Note with foreign currency, the U.S. dollar cost of your Note would generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your Note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your Note would be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your Note equal to the difference, if any, between (a) the amount you realize on the sale or retirement (other than any amounts attributable to accrued but unpaid interest, which will be treated as interest payments except to the extent that such amounts are a return of pre-issuance accrued interest) and (b) your adjusted tax basis in your Note. If your Note is sold or retired for an amount in foreign currency, the amount you realize would be the U.S. dollar value of such amount on the date the Note is disposed of or retired, except that in the case of a Note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, would determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your Note, except to the extent:

•	described above under “— Original Issue Discount — Short-Term Notes” or “— Market Discount”, or

•	attributable to changes in exchange rates as described below.

Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a Note as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your Note or on the sale or retirement of your Note, your tax basis in the foreign currency would equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally would have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase Notes or exchange it for U.S. dollars, any gain or loss recognized generally would be ordinary income or loss.

Notes Subject to Special Rules

The applicable Final Terms will discuss the special U.S. federal income tax rules that apply to Notes that have a variable redemption amount, Notes that are subject to the special tax rules governing contingent payment debt instruments, Notes that provide for instalment payments, Partly-paid Notes, Dual Currency Notes, or any other Notes that have features that could cause the Notes to be subject to United States federal income tax rules that differ from those described above.

Information with Respect to Foreign Financial Assets

A U.S. Holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (a) stocks and securities issued by non-United States persons,

(b) financial instruments and contracts that have non-United States issuers or counterparties, and (c) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the Notes are denominated in a foreign currency, a U.S. Holder that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Backup Withholding and Information Reporting

Under the Articles, IBRD is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Rulings confirm that neither IBRD nor an agent appointed by it as principal for the purpose of paying interest on securities issued by IBRD is required to withhold tax on interest paid by IBRD. Payments of interest and accrued original issue discount on the Notes will therefore be made to the Global Agent or the Fiscal Agent, as applicable, without deduction in respect of any such tax.

Brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons, and foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of such payments. Foreign persons receiving payments on the Notes outside the United States through foreign brokers, trustees, custodians or other intermediaries (including Euroclear and Clearstream, Luxembourg participants) generally are not required to establish their status as foreign persons in order to avoid information reporting and backup withholding of tax. If, however, such broker, trustee, custodian or other intermediary is (a) a controlled foreign corporation for U.S. federal income tax purposes, (a) a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (c) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50 percent of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, information reporting (but not backup withholding) may apply to such payments.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

United States Federal Estate Tax

In the case of United States federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of IBRD are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

CURRENCY CONVERSIONS

Payments for Notes

Investors will be required to pay for Notes in the applicable Specified Currency. Each Dealer may, under certain terms and conditions, arrange for the conversion of the Investor’s Currency into the Specified Currency to enable investors whose financial activities are denominated principally in the Investor’s Currency to pay for the Notes in the Specified Currency. Each such conversion will be made by such Dealer (in this respect acting as principal and not as an agent of IBRD) on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors of the Notes.

Payments on Notes

Payments in respect of such Notes will be made in the Specified Currency for principal, premium (if any) and/or interest payments as specified in the applicable Final Terms. Currently, there are limited facilities in the United States for the conversion of U.S. dollars into foreign currencies and vice versa. In addition, most banks in the United States do not currently offer non-U.S. dollar denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Final Terms, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to an account outside the United States.

Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars (“DTC Noteholders”) will receive payments in U.S. dollars, unless they elect to receive such payments in the Specified Currency. In the event that a DTC Noteholder shall not have made such election payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Agent. The U.S. dollar amount in respect of any payment to be paid to a DTC Noteholder who did not make a timely election to receive payment in the Specified Currency will be based on the Exchange Agent’s spot rate for the purchase of U.S. dollars with the aggregate amount of the Specified Currency payable to all DTC Noteholders receiving U.S. dollar payments, for settlement on the applicable Payment Date, at a time and date immediately preceding such Payment Date, unless otherwise specified in the applicable Final Terms. If such spot rate is not available, the Exchange Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Agent for such purchase. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments. If no spot rate or bid quotation is available, the Exchange Agent will make payments in the Specified Currency to Noteholders who were expecting to receive U.S. dollars, provided that such payment will only be made to such a Noteholder if and when the Exchange Agent has been notified of the Specified Currency account to which such payment should be made.

A DTC Noteholder may elect to receive payment of the principal and premium (if any) of, or interest with respect to, the Notes in the Specified Currency (other than U.S. dollars) by notifying DTC by the DTC Record Date of (i) such holder’s election to receive all or a portion of such payment in the Specified Currency for value the relevant due date for interest payment or final redemption, as the case may be, and (ii) wire transfer instructions to an account denominated in the Specified Currency with respect to any payment to be made in the Specified Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions by the DTC Record Date. DTC will notify the Global Agent of such election and wire transfer instructions and of the amount of the Specified Currency, prior to 5:00 p.m. New York time on the fifth DTC Business Day following the DTC Record Date. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Global Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Currency outside of DTC. Otherwise, only U.S. dollar payments will be made by the Exchange Agent. Payments in the Specified Currency (other than U.S. dollars) outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

PLAN OF DISTRIBUTION

Dealers

The Facility provides for the appointment of dealers in respect of any particular issue of Notes (all such dealers together, the “Dealers”). There are no sponsoring dealers with respect to the Facility. Notes may be issued through Dealers acting as principal on a syndicated or non-syndicated basis, or on an agency basis. IBRD may itself directly issue and sell notes to the extent permitted by applicable law.

Standard Provisions

Notes may be sold from time to time by IBRD to or through any one or more Dealers and by IBRD itself. The arrangements under which the Notes may from time to time be agreed to be sold by IBRD to or through Dealers are set out in the Standard Provisions dated as of September 24, 2021 (as amended or supplemented from time to time, the “Standard Provisions”). The Standard Provisions will be incorporated by reference into the agreement by which Dealers are appointed in respect of a particular issue of Notes.

Any agreement for the sale of Notes will, inter alia, make provision for the form and terms and conditions of the relevant Notes, the method of distribution of the Notes, the price at which such Notes will be purchased by any Dealer and the commissions or other agreed deductibles (if any) which are payable or allowable by IBRD in respect of such purchase. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer(s) or IBRD materially adversely affects the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

No action has been or will be taken in any jurisdiction by any Dealer or IBRD that would permit a public offering of any of the Notes, or possession or distribution of this Prospectus, or any part thereof including any Final Terms, or any other offering or publicity material relating to the Notes, in such jurisdiction. The relevant Dealer(s) (and IBRD in connection with sales of Notes on its own behalf) will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes this Prospectus, or any part thereof including any Final Terms, or any such other material, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in this Prospectus, the applicable Final Terms or such other information relating to IBRD and/or the Notes which IBRD has authorized to be used.

Selling restrictions may be modified by the agreement of IBRD and the relevant Dealer(s). Selling restrictions may also be added in respect of a particular issue of Notes. Any such modification or addition will be set out in the Final Terms issued in respect of each issue of Notes to which such modification or addition relates or in a supplement to this Prospectus.

United States

Under the provisions of Section 15(a) of the Bretton Woods Agreements Act, as amended, Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

Bearer Notes issued by IBRD will be issued in compliance with United States Treasury Regulations Section 1.163-5(c)(2)(i)(D) (the “TEFRA D Rules”) unless, under exceptional circumstances, (i) the applicable Final Terms state that Notes are issued in compliance with United States Treasury Regulations

Section 1.163-5(c)(2)(i)(C) (the “TEFRA C Rules”) or (ii) the Notes are issued other than in compliance with the TEFRA D Rules or the TEFRA C Rules but in circumstances in which the Notes will not constitute “registration required obligations” under the United States Tax Equity and Fiscal Responsibility Act of 1982 (“TEFRA”), which circumstances will be referred to in the applicable Final Terms as a transaction to which TEFRA is not applicable.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(iv)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above. No Bearer Notes (other than a Temporary Global Note and certain Bearer Notes described in the following paragraph) with a maturity of more than one year may be delivered, nor may interest be paid on any such Bearer Note, until the person entitled to receive such Bearer Note or such interest furnishes a written certificate to the effect that the relevant Bearer Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the Bearer Note through the foreign branch of such a financial institution and who holds the Bearer Note through such financial institution on the date of certification, provided, in either case, that such financial institution provides a certificate to IBRD or the distributor selling the Bearer Note to it, within a reasonable time of selling the Bearer Note, stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or (iii) is owned by a financial institution for purposes of resale during the restricted period. A financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) must certify that it has not acquired the Bearer Note for purposes of resale directly or indirectly to a United States person or to a person within the United States. In the case of a Note represented by a Permanent Global Note, such certification must be given in connection with notation of a beneficial owner’s interest therein.

A Bearer Note will not be subject to the certification requirements described in the preceding paragraph if the Bearer Note is sold during the restricted period and all of the following conditions are satisfied: (i) the interest and principal with respect to the Bearer Note are denominated only in the currency of a single foreign country; (ii) the interest and principal with respect to the Bearer Note are payable only within that foreign country; (iii) the Bearer Note is offered and sold in accordance with practices and documentation customary in that foreign country; (iv) the distributor of the Bearer Note agrees to use reasonable efforts to sell the Bearer Note within that foreign country; (v) the Bearer Note is not listed, or the subject of an application for listing, on an exchange located outside that foreign country; (vi) the U.S. Internal Revenue Service has designated the foreign country as a foreign country in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible; (vii) the issue of the Bearer Note is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in that foreign country; and (viii) more than 80 per cent., by value, of the Bearer Notes included in the offering of which the Bearer Note is a part are sold to non-distributors by distributors maintaining an office located in that foreign country. Bearer Notes that are convertible into U.S. dollar denominated debt obligations or which are otherwise linked by their terms to the U.S. dollar are not eligible for the certification exemption described in this paragraph. The only foreign countries that have been designated as foreign countries in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible are Switzerland and Germany.

Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

“Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.”

As used herein, “United States person” means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and “United States” means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

Selling restrictions applicable to the United States may be modified or supplemented by the agreement of IBRD and the relevant Dealer or Dealers following a change in the relevant law, regulation or directive. Any such modification or supplement will be set out in the applicable Final Terms issued in respect of a particular issue of Notes to which it relates or in a supplement to the Prospectus.

United Kingdom

Each Dealer will be required to represent, warrant and agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, each Dealer has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation of other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Related Derivatives Transactions

In connection with the issuance of Notes, IBRD may enter into negotiated currency and/or interest rate swap or other financial derivative transactions. IBRD’s counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by IBRD under any such derivative transaction may be calculated on the basis of the amounts payable by IBRD under the Notes and the proceeds payable to IBRD in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Final Terms. However, IBRD’s rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which IBRD may be entitled thereunder. In addition, the hedging activities undertaken by a counterparty to a related derivative transaction may have an effect on the value or return of the related Notes.

VALIDITY OF THE NOTES

The validity of the Notes will be passed on by the Senior Vice President and Group General Counsel, or a Deputy General Counsel or the Chief Counsel, Finance, of IBRD and by Sullivan & Cromwell LLP (as to Notes governed by New York law) and Linklaters LLP (as to Notes governed by English law), counsel to the Dealers, each of which, with respect to certain matters, will rely upon counsel to IBRD. It is expected that the validity of Notes governed by the law of any other jurisdiction will be passed on by counsel to the relevant Dealers at the time of issue.

The opinions of counsel to IBRD, Sullivan & Cromwell LLP and Linklaters LLP will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by IBRD and the Fiscal Agent or the Global Agent in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of such opinions.

GENERAL INFORMATION

1.

The issuance of the Notes by IBRD and the execution of all documents associated with the Facility in order to fund IBRD’s loans, guarantees and liquid assets portfolio has been authorized without limit by Resolution No. 2008-0012, approved by the Executive Directors of IBRD on September 25, 2008.

2.	Application has been made for Notes issued under the Facility to be admitted to the Official List and admitted to trading on the regulated market of the Luxembourg Stock Exchange.

3.	The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

4.

Each Bearer Note having a maturity of more than one year, Receipt, Coupon and Talon will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code”.

5.	This Prospectus and the Final Terms for Notes that are admitted to the Official List will be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

6.

So long as any of the Notes is outstanding, IBRD and the Global Agent will make available to beneficial owners of Notes, in electronic form, copies of IBRD Information and copies of the Global Agency Agreement, the Fiscal Agency Agreement and the Deed of Covenant for inspection upon reasonable request and during normal business hours (subject to provision of proof of holding and identity in a form satisfactory to IBRD or the Global Agent, as the case may be).

FORM OF FINAL TERMS

Final Terms dated [●]

International Bank for Reconstruction and Development

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated September 24, 2021 [and the supplemental Prospectus dated [●]]. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus [as so supplemented].

[MiFID II product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market — See Term [40] below.]

[UK MiFIR product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market — See Term [41] below.]

[Include whichever of the following apply and modify numbering as applicable.]

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series number:	[●]

	(ii) Tranche number:	[●] (If fungible with an existing Series, insert details of that Series, including the date on which the Notes become fungible)

3.	Specified Currency or Currencies (Condition 1(d)):	[●]

4.	Aggregate Nominal Amount

	(i) Series:	[●]

	(ii) Tranche:	[●]

5.	[(i)] Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus [insert number of days] days’ accrued interest (if applicable)]

	[(ii) Net proceeds:]	[●] (Required only for listed issues)

6.	[(i)] Specified Denominations (Condition 1(b)):

[●] [and integral multiples thereof] (For Registered Notes only)

(If these Final Terms specify “Temporary Global Notes exchangeable for individual Definitive Bearer Notes on Exchange Date”, Notes may only be issued in Specified Denominations)

	[(ii) Calculation Amount (Condition 5(j)):]	[●] (Include only when Calculation Amount differs from minimum Specified Denomination)

7.	[(i)] Issue Date:	[●]

	[(ii)] Interest Commencement Date (Condition 5(l)):	[●] (Include only when Interest Commencement Date differs from Issue Date)

8.	Maturity Date (Condition 6(a)):	[Specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year]

9.	Interest basis (Condition 5):	[[●] per cent. Fixed Rate] [Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (specify)] (further particulars specified below)

10.	Redemption/Payment basis (Condition 6):	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly-paid] [Instalment] [Other (specify)]

11.	Change of interest or redemption/payment basis:	[Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis]

12.	Call/PutOptions (Condition 6):	[Call Option] [Put Option] [Not Applicable] [(further particulars specified below)]

13.	Statusof the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	[[●] (Specify)/None]

15.	Methodof distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note provisions (Condition 5(a)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Rate[(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]

	(ii) Interest Payment Date(s):	[●] in each year [subject to adjustment in accordance with the Business Day Convention specified below] [, not subject to adjustment in accordance with a Business Day Convention]

	(iii) Interest Period Date[(s)]:	[●] [Each Interest Payment Date]

	(iv) Business Day Convention:	[●] [Not Applicable]

	(v) Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]

	(vi) Business Centre(s) (Condition 5(l)):	(Include this Term 16(vi) only for Notes subject to adjustment)

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details]

17.	Floating Rate Note provisions (Condition 5(b)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Interest Period(s):	[●]

	(ii) Specified Interest Payment Dates:	[●]

	(iii) Interest Period Date(s):	[●]

	(iv) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (give details)]

	(v) Business Centre(s) (Condition 5(l):	[●]

	(vi) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination / ISDA Determination / other (give details)]

	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	[Global Agent][●]

(viii) Screen Rate/Reference Bank Determination (Condition 5(b)(ii)(C)):

	- Relevant Time:	[●]

	- Interest Determination Date:	[●] [TARGET] Business Days [in [specify city for Specified Currency]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]

	- Primary Source for Floating Rate:	[Specify relevant screen page or “Reference Banks”]

	- Reference Banks (if Primary Source is “Reference Banks”):	[Specify four]

	- Relevant Financial Centre:	[The financial centre most closely connected to the Benchmark — specify if not London]

	- Benchmark:	[●]

	- Representative Amount:	[Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount]

	- Effective Date:	[Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period]

	- Specified Duration:	[Specify period for quotation if not duration of Interest Accrual Period]

(ix) ISDA Determination (Condition 5(b)(ii)(B)):

	- ISDA Definitions:	[2006][2021][●]

	- Floating Rate Option:	[●]

	- Designated Maturity:	[●]

	- Reset Date:	[●]

	- Representative Amount:	[●]

	(x) Margin(s):	[+/-][●] per cent. per annum

	(xi) Minimum Rate of Interest:	[[●] per cent. per annum][Not Applicable]

	(xii) Maximum Rate of Interest:	[[●] per cent. per annum][Not Applicable]

	(xiii) Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]

(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

[●]

18.	Zero Coupon Note provisions (Condition 5(c)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Amortization Yield (Condition 6(c)(ii)):	[●] per cent. per annum

	(ii) Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]

	(iii) Any other formula/basis of determining amount payable:	[●]

19.	Index Linked Interest Note/other variable-linked interest Note provisions (Condition 5):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Index/Formula/other variable:	[Give or annex details]

	(ii) Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s):	[●]

	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[●]

	(iv) Interest Determination Date(s):	[●]

	(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[●]

	(vi) Interest Period(s):	[●]

	(vii) Specified Interest Payment Dates:	[●]

	(viii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

	(ix) Business Centre(s) (Condition 5(l):	[●]

	(x) Minimum Rate of Interest:	[[●] per cent. per annum][Not Applicable]

	(xi) Maximum Rate of Interest:	[[●] per cent. per annum][Not Applicable]

	(xii) Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]

20.	Dual Currency Note provisions (Condition 5(d)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Rate of Exchange/method of calculating Rate of Exchange:	[Give details]

	(ii) Party, if any, responsible for calculating the interest due:	[●]

	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●]

	(iv) Person at whose option Specified Currency(ies) is/are payable:	[●]

PROVISIONS RELATING TO REDEMPTION

21.	Call Option (Condition 6(d)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Optional Redemption Date(s):	[●]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[●] per [Calculation Amount/[minimum] Specified Denomination]

(iii) [If redeemable in part

	(a) Minimum Redemption Amount:	[●] per [Calculation Amount/[minimum] Specified Denomination]

	(b) Maximum Redemption Amount:	[●] per [Calculation Amount/[minimum] Specified Denomination]]

	(iv) [Notice period:	[●]]

22.	Put Option (Condition 6(e)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Optional Redemption Date(s):	[●]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[●] per [Calculation Amount/[minimum] Specified Denomination]

	(iii) [Notice period:	[●]]

23.	Final Redemption Amount of each Note (Condition 6):	[●] per [Calculation Amount/[minimum] Specified Denomination]

In cases where the Final Redemption Amount is Index Linked or other variable-linked:

	(i) Index/Formula/variable:	[Give or annex details]

	(ii) Party responsible for calculating the Final Redemption Amount:	[●]

	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[●]

	(iv) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[●]

	(v) Payment Date:	[●]

	(vi) Minimum Final Redemption Amount:	[●] per [Calculation Amount/[minimum] Specified Denomination]

	(vii) Maximum Final Redemption Amount:	[●] per [Calculation Amount/[minimum] Specified Denomination]

24.	Redemption by installments (Condition 6(b)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	Instalment Dates and Instalment Amounts:	[The Notes shall be partially redeemed on each Instalment Date specified below. The Instalment Amount per [Calculation Amount/[minimum] Specified Denomination] for each Instalment Date is set out opposite such date and payable on the applicable Instalment Date:]

Instalment Date	Instalment Amount

[●]	[●]

[●]	[●]

25.	Early Redemption Amount (Condition 6(c)):	[[●] / As set out in the Conditions]

Early Redemption Amount(s) payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

[●] per [Calculation Amount / [minimum] Specified Denomination]

[Include the following paragraph only for Instalment Notes:

In the event of any Notes becoming due and payable prior to the Maturity Date in accordance with Condition 9, the Early Redemption Amount for each Note shall be the sum of (i) the Amortized Face Amount of such Note as defined in Condition 6(c) minus (ii) the sum of all Instalment Amounts paid prior to the due date for redemption under Condition 9; provided that: (i) the Amortization Yield shall be [●] per cent., and (ii) the word “scheduled Final Redemption Amount” in Condition 6(c)(ii)(B) is replaced with “Aggregate Nominal Amount”.]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes (Condition 1(a)):

[Bearer Notes:]

[Temporary Global Note exchangeable for a Permanent Global Note on the Exchange Date]

[Temporary Global Note exchangeable for individual Definitive Bearer Notes on Exchange Date]

[Exchange Date in respect of Temporary Global Note: [●]]

[Registered Notes:] [Global Registered Certificate available on Issue Date] [Individual Definitive Registered Certificates available on Issue Date]

[Fed Bookentry Notes:] [Fed Bookentry Notes available on Issue Date]

27.	New Global Note / New Safekeeping Structure:	[Yes — [New Global Note / New Safekeeping Structure]]/[No]

28.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	[Give details. Note that this paragraph relates to the date and place of payment, and not Interest Period Dates, to which Terms 16(vi), 17(v) and 19(ix) relate][Include if applicable: In the event that the next following business day falls into the next calendar month, the date for payment shall be brought forward to the immediately preceding business day.]

29.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature) (Condition 7(g)):	[Yes/No. If yes, give details]

30.	Unmatured Coupons to become void (Condition 7(f)):	[Yes/No/give details]

31.	Details relating to Partly-paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of IBRD to forfeit the Notes and interest due on late payment:	[Not Applicable/give details]

32.	Consolidation provisions:	[Not Applicable/The following provisions apply: [●]]

33.	Governing law (Condition 14):	[English/New York/other]

34.	[Record Date:]	[●] (Record Date to be adjusted in the case of non-USD issuance clearing through DTC. If not applicable, delete this paragraph and renumber the remaining paragraphs.)

35.	Other final terms:	[Not Applicable/give details]

DISTRIBUTION

36.	(i) If syndicated, names of Managers and underwriting commitments:

[Not Applicable/give names and underwriting commitments]

(Include names of entities agreeing to underwrite the issue on a firm commitment basis and names of the entities agreeing to place the issue without a firm commitment or on a “best efforts” basis if such entities are not the same as the Managers.)

	(ii) Stabilizing Manager(s) (if any):	[Not Applicable/give name(s)]

37.	If non-syndicated, name of Dealer:	[Not Applicable/give name]

38.	Total commission and concession:	[●] per cent. of the Aggregate Nominal Amount

39.	Additional selling restrictions:	[Not Applicable] [Give details for other selling restrictions]

40.	[MiFID II product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market:]

[Directive 2014/65/EU (as amended, “MiFID II”) product governance / Professional investors and ECPs only target market — Solely for the purposes of [the/each] manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. [Consider any negative target market.] Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, each distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this Term [40], “manufacturer” means [[the/each] Dealer][name of Dealer].

IBRD does not fall under the scope of application of MiFID II. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.]

[Directive 2014/65/EU (as amended, “MiFID II”) product governance / Retail investors, professional investors and ECPs target market — Solely for the purposes of [the/each] manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; EITHER [and (ii) all channels for distribution of the Notes are appropriate[, including investment advice, portfolio management, non-advised sales and pure execution services]] OR [(ii) all channels for distribution to eligible counterparties and professional clients are appropriate; and (iii) the following channels for distribution of the Notes to retail clients are appropriate — investment advice[,/and] portfolio management[,/and][non-advised sales][and pure execution services][, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable]]. [Consider any negative target market.] Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, each distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[‘s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this Term [40], “manufacturer” means [[the/each] Dealer][name of Dealer].

IBRD does not fall under the scope of application of MiFID II. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.]

41.	[UK MiFIR product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market:]

[Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Professional investors and ECPs only target market — Solely for the purposes of [the/each] manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)) and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. [Consider any negative target market.] Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this Term [41], “manufacturer” means [[the/each] Dealer][name of Dealer].

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.]

[Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and ECPs target market — Solely for the purposes of [the/each] manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); EITHER [and (ii) all channels for distribution of the Notes are appropriate[, including investment advice, portfolio management, non-advised sales and pure execution services]] OR [(ii) all channels for distribution to eligible counterparties and professional clients are appropriate; and (iii) the following channels for distribution of the Notes to retail clients are appropriate — investment advice[,/and] portfolio management[,/and][non-advised sales][and pure execution services][, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable]]. [Consider any negative target market.] Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, each distributor subject to the

FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[‘s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this Term [41], “manufacturer” means [[the/each] Dealer][name of Dealer].

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.]

OPERATIONAL INFORMATION

42.	Legal Entity Identifier of the Issuer:	ZTMSNXROF84AHWJNKQ93

43.	ISIN Code:	[●]

44.	Common Code:	[●]

45.	CUSIP:	[●]

46.	CINS:	[●]

47.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	[Not Applicable/give name(s) and number(s) [and address(es)]] [Bookentry system of the Federal Reserve Banks]

48.	Delivery:	Delivery [versus/free of] payment

49.	Registrar and Transfer Agent (if any):	[●]

50.	Additional Paying Agent(s) (if any):	[●]

51.	Intended to be held in a manner which would allow Eurosystem eligibility:

[Yes. Note that the designation “yes” means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper [or registered in the name of a nominee of one of the ICSDs acting as common safekeeper,] and does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.]

[No. Whilst the designation is specified as “no” at the date of these Final Terms, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper [(and registered in the name of a nominee of one of the ICSDs acting as common Safekeeper]. Note that this does not necessarily mean that the Notes will then be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the

Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.] [Not Applicable]

[GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on [●].]

[SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

[Set out here any additional disclosure regarding, for example, additional risk factors or information on taxation or exchange rate movements, which is considered necessary for the particular issue.]]

[LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.]

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:
Name:
Title:

Duly authorized

INTERNATIONAL BANK FOR

RECONSTRUCTION AND DEVELOPMENT

1818 H Street, N.W.

Washington, D.C. 20433

U.S.A.

FISCAL AGENT

Federal Reserve Bank of New York

33 Liberty Street

New York, NY 10045

U.S.A.

GLOBAL AGENT, PAYING AGENT,

EXCHANGE AGENT, REGISTRAR AND TRANSFER AGENT

Citibank, N.A., London Branch

Citigroup Centre

Canada Square, Canary Wharf

London E14 5LB

United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch

60 Avenue J.F. Kennedy

Luxembourg, L-2085

Luxembourg

LEGAL ADVISORS TO THE DEALERS

As to United States law Sullivan & Cromwell LLP 1700 New York Avenue, NW Washington, DC 20006 U.S.A.	As to English law Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

Global Debt Issuance Facility

Standard Provisions, dated September 24, 2021, relating to the issuance of Notes (as defined below) by the International Bank for Reconstruction and Development (the “Bank”), which Standard Provisions amend and restate the standard provisions dated as of May 28, 2008.

The Bank intends to issue and sell from time to time Notes (the “Notes”) under a Global Debt Issuance Facility (the “Facility”), denominated in specified currencies, with maturities of one day or longer from the date of original issuance thereof. Notes may be issued in an unlimited aggregate nominal amount. The Notes will be issued from time to time in accordance with an Amended and Restated Global Agency Agreement, dated as of September 24, 2021 (as it may be supplemented, amended or restated from time to time, the “Global Agency Agreement”), between the Bank and Citibank, N.A., London Branch as Global Agent, or any successor or replacement Global Agent (the “Global Agent”), or, for U.S. dollar denominated Notes cleared and settled through the bookentry system of the Federal Reserve Banks, a Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (as it may be supplemented or amended from time to time, the “Fed Fiscal Agency Agreement”), between the Bank and the Federal Reserve Bank of New York, as Fiscal Agent (the “Fed Fiscal Agent”). Each particular issue of Notes issued in accordance with the Global Agency Agreement will initially be represented by a global note (the “Global Note”) or global certificate (the “Global Certificate”) or, if issued in accordance with the Fed Fiscal Agency Agreement, will be issued, cleared and settled through the Federal Reserve Bank of New York, by uncertificated bookentry notes. If the Global Notes are specified to be issued in new global note (“NGN”) form, the Global Notes will be delivered on or prior to their issue date to a common safekeeper (the “Common Safekeeper”) for Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, SA (“Clearstream, Luxembourg”). If a Global Certificate is held under the New Safekeeping Structure (the “NSS”), the Global Certificate will be delivered on or prior to their issue date to a Common Safekeeper for Euroclear and Clearstream, Luxembourg. Notes will be issued in NGN form or under the NSS if they are intended to be eligible collateral for Eurosystem monetary policy and to be eligible for settlement with Euroclear and Clearstream, Luxembourg in accordance with the ICSD Agreement dated September 24, 2021 between the Bank and Euroclear and Clearstream, Luxembourg (the “ICSD Agreement”). Global Notes that are not issued in NGN form (“CGN”) and Global Certificates that are not held under the NSS will be deposited on their issue date with a common depositary on behalf of Euroclear and Clearstream, Luxembourg (the “Common Depositary”). The Bank has entered into a Deed of Covenant (as it may be supplemented, amended or restated from time to time, the “Deed of Covenant”) with respect to the Facility. The Notes are more fully described in the prospectus for the Facility dated September 24, 2021 and any replacement prospectus published subsequent thereto, and may be further described either in amendments or supplements thereto or in separate final terms. Such prospectus, as amended or supplemented, incorporates by reference the most recent Information Statement of the Bank and the most recent annual and any quarterly financial statements filed with the U.S. Securities and Exchange Commission (the “SEC”). Except as the context shall otherwise require, such prospectus (including any version thereof translated into another language), as amended or supplemented from time to time, including information incorporated by reference in such prospectus, is hereinafter referred to as the “Prospectus”. The Prospectus read together as of the Time of Sale (as defined below) with other material prepared or approved for use by the Bank, including the information in any terms sheet agreed to by the Bank and one or more Dealers in connection with offers and sales of a particular issue of Notes, is hereinafter referred to as the “Time of Sale Information”. “Time of Sale” means, with respect to a particular issue of Notes, the time that is specified as such in the applicable Terms Agreement (as defined below) or, if not so specified, the time that is immediately after the time of agreement between the Bank and such Dealer or Dealers as to the sale and purchase of such issue of Notes. Any separate final terms document in respect of a particular issue of Notes, substantially in the form of Exhibit C hereto, is hereinafter referred to as the “Final Terms”.

1.	Appointment of Dealers

Subject to the terms and conditions stated herein, and subject to the reservation by the Bank of the right to sell Notes directly to investors on its own behalf (if in accordance with applicable law or directive), the Bank may appoint agents, dealers or underwriters (each firm a “Dealer” and together the “Dealers”), for the purpose of (i) purchasing Notes as principal (on either a syndicated or non-syndicated basis) for resale to others pursuant to a Terms Agreement (as defined below) in accordance with the provisions of Section 4.2 hereof or (ii) soliciting offers to purchase a particular issue of Notes pursuant to an Appointment Agreement (as defined below) in accordance with the provisions of Section 4.3 hereof.

Except to the extent they are incorporated by reference in a Terms Agreement or an Appointment Agreement, these Standard Provisions shall not be construed as an obligation of the Bank to sell any Notes or as an obligation of any of the Dealers to purchase any Notes.

2.	Representations, Warranties and Agreements of the Bank

The Bank represents and warrants to, and agrees with, the Dealers that:

2.1

The Prospectus, the Time of Sale Information as of the Time of Sale, and the Final Terms (when read together with the Prospectus) as of their dates do not or will not contain any untrue statement of a material fact or do not or will not omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 2.1 do not apply to statements in or omissions from the Prospectus (or any such Time of Sale Information or Final Terms) based upon information furnished to the Bank in writing by any Dealer expressly for use therein.

2.2	The Bank is duly established and existing under its Articles of Agreement (the “Articles of Agreement”).

2.3	Any applicable Terms Agreement or Appointment Agreement, as of its date, has been duly authorized, executed and delivered by the Bank.

2.4

The creation, issue, sale, execution and delivery of the Notes have been duly authorized, and when duly executed, authenticated, effectuated (if applicable), issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms; the Notes will conform in all material respects to the descriptions thereof contained in the Prospectus, as amended or supplemented, and the Final Terms relating to such issue of Notes; and the issue or sale of the Notes or the taking of any other action herein contemplated does not now and will not result in a breach by the Bank of any terms of, or constitute a default under, any agreement or undertaking of the Bank.

2.5

Each of the Fed Fiscal Agency Agreement, the Global Agency Agreement and the ICSD Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank.

2.6

There has not been any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, of the Bank from that set forth in the Prospectus.

2.7

The Bank has obtained, or prior to the time of issuance of any particular issue of Notes will have obtained, all governmental approvals required pursuant to the Articles of Agreement in connection with the offering, issue and sale of the Notes.

2.8

The Bank is not subject, in any jurisdiction of its members, (i) to any money laundering laws, rules or regulations, (ii) to the U.S. Foreign Corrupt Practices Act of 1977, U.K. Bribery Act 2010 or any other similar law or regulation of another jurisdiction, or (iii) to any financial or economic sanctions or trade embargoes administered or enforced by the Office of Foreign Assets Control of the U.S. Department of

the Treasury, or any analogous sanctions or measures imposed by the U.S. Departments of State or Commerce, the European Union, Her Majesty’s Treasury or the United Nations Security Council. The Bank as a specialized agency of the United Nations pays due regard to sanctions and Resolutions adopted by the United Nations Security Council (under Chapter VII of the United Nations Charter). The Bank has internal controls in place which are designed to ensure that funds of the Bank are not used to finance terrorism and are used for their intended purpose. The Bank has not committed or earmarked, and will not commit or earmark, the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

3.	Settlement Date; Document Date

The date of delivery and payment for a particular issue of Notes is referred to herein as a “Settlement Date”. References herein to “Document Date” mean the Settlement Date, relating to (i) the date of a particular issue of Notes designated by the Bank in its discretion that follows the date of these Standard Provisions, (ii) the date of a particular issue of Notes designated by the Bank in its discretion that follows the publication of the Bank’s Information Statement in respect of a particular fiscal year, or (iii) the first date of a particular issue of Notes that follows a date on which the Prospectus is amended or supplemented (but excluding any amendment or supplement by a Final Terms or resulting solely from incorporation by reference of the Bank’s separately published quarterly or annual financial statements).

4.	Distribution and Marketing of Notes

4.1

Denominations Notes will be in such denominations as may be agreed between the Bank and the relevant Dealer(s) and specified in the applicable Final Terms, subject to applicable law or other relevant regulatory authority.

4.2

Purchases as Principal Each sale of Notes directly to a Dealer or Dealers as principal for resale to others shall be made in accordance with the terms contained herein and in a separate agreement satisfactory to the Bank and such Dealer or Dealers that will provide for the sale of such Notes to and the purchase and reoffering thereof by such Dealer or Dealers. Each such separate agreement between a Dealer and the Bank is herein referred to as a “Terms Agreement” and shall be substantially in the form of Exhibit B hereto. The Bank may from time to time issue Notes on a syndicated basis to two or more Dealers appointed pursuant to a Terms Agreement, which Notes shall be fully underwritten on either a joint and several or a several basis as set forth in such Terms Agreement. A Dealer’s commitment to purchase Notes as principal shall be deemed to have been made on the basis of the representations, warranties and agreements of the Bank contained herein, and in any applicable Terms Agreement, and shall be subject to the terms and conditions herein and therein set forth.

4.3

Solicitations as Agent If an agent, dealer or underwriter is to be appointed by the Bank as a Dealer for the purpose of soliciting offers to purchase a particular issue of Notes, the Bank will enter into an agreement with such agent, dealer or underwriter substantially in the form of Exhibit A hereto (an “Appointment Agreement”) and will deliver copies of the documents referred to in such Appointment Agreement. Each of such Dealers, severally and not jointly, will use such efforts to solicit offers to purchase the applicable Notes as are consistent with best market practice in the international securities markets upon the terms and conditions set forth in the Prospectus. The Bank reserves the right to sell Notes directly to investors on its own behalf (if permitted in accordance with applicable law or directive).

Each Dealer appointed as agent shall communicate to the Bank, orally or in writing, each offer to purchase Notes received by it as agent that in such Dealer’s reasonable judgment should be considered by the Bank. The Bank shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part, and any such rejection shall not be deemed a breach of the Bank’s agreements contained herein and in the applicable Appointment Agreement. Each Dealer shall have the right to reject any offer to purchase Notes that such Dealer reasonably considers to be unacceptable, and any such rejection shall not be deemed a breach of such Dealer’s agreements contained herein and in the applicable Appointment Agreement.

The Bank reserves the right, in its sole discretion, to instruct the Dealers acting as agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes. Upon receipt of notice from the Bank, each Dealer will forthwith suspend solicitations of offers to purchase Notes from the Bank until such time as the Bank has advised the Dealers that such solicitation may be resumed.

In soliciting offers to purchase the Notes as agent, each Dealer is acting solely as agent for the Bank, and not as principal, and does not assume any obligation towards or relationship of agency or trust with any purchaser of Notes. Each Dealer shall make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by such Dealer and accepted by the Bank, but such Dealer shall not have any liability to the Bank in the event any such purchase is not consummated for any reason. If the Bank shall default in its obligation to deliver Notes to a purchaser whose offer it has accepted, the Bank shall hold such Dealer harmless against any loss, claim, damage or liability arising from or as a result of such default and shall, in particular, pay to such Dealer the commission such Dealer would have received had such sale been consummated.

The Bank agrees to pay to each Dealer acting as agent, as consideration for the sale of each Note and receipt of payment therefor resulting from a solicitation made by such Dealer, a commission in an amount that may be mutually agreed. Such commission may be deducted by the relevant Dealer from the subscription moneys payable to the Bank in respect of the relevant Notes, or paid to such Dealer in such manner as otherwise agreed.

4.4

Investor Suitability Each Dealer agrees with the Bank that it will give due regard to whether investors in the Notes have the financial capacity to bear the risks associated with investment in the Notes and sufficient knowledge and experience to evaluate those risks; and, in addition to any customary and required disclosure, each Dealer agrees that it will, if it deems appropriate, provide investors with further clarification of the risks involved in investing in the Notes.

4.5

Selling Restrictions Other than in connection with the listing of particular issues of Notes on relevant stock exchanges as may be agreed between the Bank and the relevant Dealer or Dealers, no action has been or will be taken by the Bank or by or on behalf of any Dealer in any jurisdiction to allow the Bank or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer, and the Bank in connection with its sales of Notes directly to investors on its own behalf, agrees that in connection with offers or sales of Notes, it is familiar with and will observe the restrictions on the offering, sale and delivery of Notes and distribution of offering materials relating to Notes as set out in Exhibit E hereto, or as otherwise agreed by the Bank and the relevant Dealer or Dealers in respect of a particular issue of Notes and as set forth in the applicable Final Terms.

4.6

Stabilization In connection with a particular issue of Notes that is to be distributed on a syndicated basis, and unless otherwise agreed between the Bank and the relevant Dealer or Dealers, the relevant Dealer or Dealers reserve the right to appoint itself or any one or more of them to act as a stabilizing manager (the “Stabilizing Manager(s)”), which will be disclosed in the applicable Final Terms. The terms upon which any Stabilizing Manager shall act or be appointed shall be those established by the relevant Dealer or agreed from time to time between the relevant Dealers for any particular issue of Notes and shall be subject to all applicable laws, regulations and directives. Any Stabilizing Manager, for its own account (subject to any agreement among the relevant Dealers) in its discretion may, to the extent permitted by applicable laws, regulations and directives, over-allot and effect transactions with a view to supporting the market price of a particular issue of Notes at a level higher than that which might otherwise prevail, but in doing so the Stabilizing Manager(s) shall not act as agent of the Bank and any loss resulting from overallotment and stabilization shall be borne, and any profit arising from them shall be beneficially retained, by the Stabilizing Manager(s) or, as the case may be, the relevant Dealers in the manner agreed between them.

4.7

Independence of Dealer The Bank acknowledges and agrees that a Dealer is acting solely in the capacity of an arm’s length contractual counterparty to the Bank with respect to any offering or sale of the Notes (including in connection with determining the terms of the offering) pursuant to Section 4.2 hereof and not as financial advisors or fiduciaries to, or agents of, the Bank or any other person. Additionally, no Dealer is advising the Bank or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Bank shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of each transaction contemplated hereby, and no Dealer shall have any responsibility or liability to the Bank with respect thereto. Any review by a Dealer, and any transaction contemplated hereby or other matters relating to any such transaction, will be performed solely for the benefit of such Dealer and shall not be on behalf of the Bank or any other person.

5.	Covenants of the Bank

The Bank covenants with the Dealers that:

5.1

The Bank will provide, in electronic form, copies of the Prospectus, any documents incorporated by reference therein and any amendments and supplements thereto (which may be substantially in the form set out in Exhibit D hereto) as soon as available as each Dealer may reasonably request. The terms “supplement” and “amendment” or “amend” as used herein shall include all financial statements or other documents filed by the Bank with the SEC subsequent to the date of the Bank’s most recent Information Statement which is incorporated by reference in the Prospectus.

5.2

If any event shall occur as a result of which, in the judgment of the Bank, the Prospectus or any applicable Final Terms (when read together with the Prospectus), as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Bank will promptly notify those Dealers party to the Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued, and will prepare an amendment or supplement to the Prospectus or such Final Terms which will correct such untrue statement or omission.

5.3

Before amending or supplementing any applicable Final Terms or, in respect of any particular issue(s) of Notes, the Prospectus, the Bank will furnish those Dealers party to the Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers and their counsel.

5.4

The Bank shall endeavor to qualify Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Dealers purchasing any particular issue(s) of Notes shall reasonably request.

5.5

Each time the Prospectus shall be amended or supplemented (including without limitation by publication of an Information Statement, but other than by a Final Terms or by an amendment or supplement resulting solely from incorporation by reference of the Bank’s separately published quarterly or annual financial statements), the Bank shall provide or procure the delivery of the following, on and after the related Document Date, to any Dealer upon request:

5.5.1

a certificate of the President, any Managing Director, the (Senior) Vice President and General Counsel, the Vice President and Treasurer, the Director, Capital Markets and Investments, the Deputy General Counsel, or Chief Counsel, Corporate Finance of the Bank, dated such Document Date, to the effect that the representations and warranties of the Bank contained in these Standard Provisions are true and correct on such Document Date as though made at and as of such time (except that such representations and warranties shall be deemed to relate to the Prospectus as amended and supplemented to such time);

5.5.2

a written opinion and a letter of the (Senior) Vice President and General Counsel, the Deputy General Counsel, or Chief Counsel, Corporate Finance, of the Bank, dated such Document Date, addressed to persons appointed as Dealers from time to time pursuant to a Terms Agreement or Appointment Agreement, of the same tenor as the opinion and letter referred to in Sections 6.3.2 and 6.3.4(I) hereof, respectively, but modified to relate to the Prospectus as amended and supplemented to such Document Date or, in lieu of such opinion and letter, counsel last furnishing a copy of such an opinion and letter shall provide to any Dealer upon request a copy of a letter to the effect that persons appointed as Dealers from time to time pursuant to a Terms Agreement or Appointment Agreement may rely on such last opinion and letter to the same extent as though they were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Prospectus as amended and supplemented to such Document Date); and

5.5.3

a copy of a letter of the Bank’s independent accountants, dated such Document Date, addressed to those persons appointed as Dealers pursuant to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date, of the same tenor as the relevant letter referred to in Section 6.3.5 hereof but modified to relate to the Prospectus as so amended or supplemented to the date of such letter, with such changes as may be necessary to reflect changes in the financial statements and other information derived from the accounting records of the Bank, to the extent such financial statements and other information are available as of a date not more than five business days prior to the date of such letter, included in the Prospectus as amended or supplemented to the date of such letter; provided that such letter shall only be required where the Prospectus shall be amended or supplemented to set forth or incorporate by reference financial information included in or derived from the Bank’s financial statements, including by the incorporation by reference of the Bank’s Information Statement.

5.6

If (i) there has been any downgrading of one or more of the Bank’s ratings by either Moody’s Investors Service, Inc. or S&P Global Ratings, or if the Bank has received any notice from such an agency of (x) any intended or potential downgrading or (y) any review with possible negative implications in respect of one or more of the Bank’s ratings, (ii) the representations and warranties of the Bank contained herein will not be true and correct at the time of Settlement Date as though made at and as of such time, (iii) the Bank will not have performed all of its obligations under the applicable Terms Agreement or Appointment Agreement required to be performed or satisfied on or prior to such Settlement Date, or (iv) the Prospectus does not contain all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, or anything has happened or is expected to happen which would require the Prospectus to be supplemented or updated, then the Bank will promptly so notify each Dealer that has entered into any Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued.

5.7

For the benefit of the Dealers of any specific issue of Notes only, to obtain the listing for such Notes on any stock exchange specified in the relevant Final Terms on or prior to the Settlement Date of such issue of Notes, the Bank shall furnish such information, execute such instruments and take such other action as may be necessary in order to effect or maintain such listings, and shall cause any such listing on a particular stock exchange of a particular issue of Notes to be continued for so long as any Notes in such issue remain outstanding; provided, however, that if, in the reasonable opinion of the Bank, the continuation of any such listing shall become unduly onerous, then the Bank may delist any issue of Notes from any such stock exchange, in which case, upon agreement with the relevant Dealers with respect to such issue of Notes, the Bank will use its best efforts to list such issue of Notes on another recognized stock exchange reasonably acceptable to the relevant Dealers in respect of such issue of Notes.

5.8

In relation to any Notes for which a Dealer is named as a Stabilizing Manager in the applicable Final Terms, the Bank has not issued and will not issue, without the prior consent of that Dealer, any press or other public announcement referring to the proposed issue of Notes unless the announcement adequately discloses the fact that stabilizing action may take place in relation to the Notes to be issued and the Bank authorizes such Dealer to make adequate public disclosure of the information required by applicable laws, regulations or directives.

6.	Conditions to Dealer’s Obligations

The obligations of each Dealer to purchase Notes as principal pursuant to any Terms Agreement or to solicit offers to purchase Notes as agent for the Bank pursuant to any Appointment Agreement shall be subject to the following conditions:

6.1

at and as of (i) the Document Date, (ii) the Time of Sale, (iii) the date of any applicable Terms Agreement or Appointment Agreement and (iv) the relevant Settlement Date, all representations, warranties and agreements and other statements of the Bank herein are true and correct;

6.2

at and as of (i) the Document Date, (ii) the Time of Sale, (iii) the date of any applicable Terms Agreement or Appointment Agreement and (iv) the relevant Settlement Date, the Bank shall have performed all of its obligations theretofore to be performed hereunder and under any applicable Terms Agreement or Appointment Agreement;

6.3	each Dealer that is a party to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes a Document Date shall have received the following:

6.3.1

Officer’s Certificate of the Bank. A certificate of the President, any Managing Director, the (Senior) Vice President and General Counsel, the Vice President and Treasurer, the Director, Capital Markets and Investments, the Deputy General Counsel, or Chief Counsel, Corporate Finance of the Bank, dated such Document Date, to the effect that (i) the representations and warranties of the Bank contained herein are true and correct at the time of such Document Date as though made at and as of such time, (ii) the Bank has performed all of its obligations under the applicable Terms Agreement or Appointment Agreement required to be performed or satisfied on or prior to such Document Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated;

6.3.2

Validity Opinion of Bank Counsel. An opinion of the (Senior) Vice President and General Counsel, the Deputy General Counsel, or Chief Counsel, Corporate Finance, of the Bank, dated such Document Date, addressed to persons appointed as Dealers from time to time pursuant to a Terms Agreement or an Appointment Agreement, to the effect that (i) the Bank is an international organization duly established and existing under the Articles of Agreement; (ii) the Bank has obtained all governmental approvals required pursuant to the Articles of Agreement in connection with the offering, issue and sale of the Notes; (iii) the creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, effectuated (if applicable), issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms; (iv) any applicable Terms Agreement or Appointment Agreement, as of its date, has been duly authorized, executed and delivered by the Bank; (v) each of the Fed Fiscal Agency Agreement, the Global Agency Agreement, the Deed of Covenant and the ICSD Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank; and (vi) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to qualify the Global Agency Agreement under the U.S. Trust Indenture Act of 1939, as amended;

6.3.3

Validity Opinion of Counsel to the Dealers. An opinion of Sullivan & Cromwell LLP (and, with respect to any Notes governed by English law, Linklaters LLP), counsel to the Dealers, dated such Document Date, addressed to such persons, with respect to the issue and sale of the Notes and other related matters as such person(s) may reasonably require, and the Bank shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters. In addition, solely with respect to any Notes governed by law other than United States or English law, if requested by the applicable Dealer(s) no later than the date of the related Terms Agreement or Appointment Agreement, each applicable Dealer shall have received, on the Settlement Date from legal counsel to the Dealers who is authorized to opine on matters under such law, an opinion, dated the Settlement Date, addressed to such Dealer(s), with respect to the issue and sale of the Notes and other related matters as such Dealer(s) may reasonably require, and the Bank shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters;

Upon request but at its own expense, any Dealer that becomes a party to a Terms Agreement or Appointment Agreement relating to a Settlement Date that is not a Document Date may receive from Sullivan & Cromwell LLP (if such Agreement so specifies) a reliance letter, dated such Settlement Date, to the effect that such Dealer may rely on the last opinion of Sullivan & Cromwell LLP described above (the “Last Opinion”) to the same extent as if the Last Opinion were addressed to such Dealer; provided, however, that the opinions rendered by Sullivan & Cromwell LLP in the Last Opinion will not be updated in such reliance letter to a date subsequent to the date of the Last Opinion.

6.3.4

Disclosure Letters. (I) A letter of the (Senior) Vice President and General Counsel, Deputy General Counsel, or Chief Counsel, Corporate Finance, of the Bank, dated such Document Date, addressed to persons appointed as Dealers from time to time pursuant to a Terms Agreement or an Appointment Agreement, to the effect that, while such counsel assumes no responsibility with respect to the statements in the Prospectus, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of its date and as of such Document Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (II) a letter of Sullivan & Cromwell LLP, dated such Document Date, addressed to those persons appointed as Dealers pursuant to the Terms Agreement or Appointment Agreement for the issue of Notes the Settlement Date of which constitutes such Document Date, to the effect that, while such counsel assumes no responsibility with respect to the statements in the Prospectus, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of its date and as of such Document Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such letters will not relate to the financial statements or other financial data contained in the Prospectus. In giving such letter, Sullivan & Cromwell LLP may rely with respect to the due establishment and existence of the Bank upon the opinion of counsel of the Bank;

6.3.5

Accountants’ Letter. A letter of Deloitte & Touche LLP or any other international audit firm of similar reputation and standing, dated such Document Date, addressed to those persons appointed as Dealers pursuant to such Terms Agreement or Appointment Agreement, confirming that they are independent accountants with respect to the Bank under the applicable rules of the American Institute of Certified Public Accountants (the “AICPA”), and: (i) if the Dealer(s) has (have) requested, and has (have) satisfied the conditions for receipt of, an accountants’ letter in the form prescribed by AU-C Section 920 (“Letters for underwriters and certain other requesting parties”), such letter shall state in effect that on the basis of procedures (but not an audit in accordance with generally accepted auditing standards) consisting of a reading of the latest available financial statements of the Bank, inquiries of officials of the Bank responsible for financial and accounting matters regarding the specific items for which representations are requested below and other specified procedures through a specified date not more than five business days prior to the date of delivery of such letter, nothing has come to their attention as a result of the foregoing procedures that has caused them to believe that: (l) the unaudited financial statements, if any, and unaudited statements, if any, of income, and of cash flows set forth or incorporated by reference in the Prospectus, are not stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus; or (ll) at the date of the latest available interim financial statements and at a specified date not more than five days prior to the date of such letter, there was any increase in borrowings or decreases in capital stock or equity of the Bank, as compared with the amounts shown in the latest balance sheet included in the Prospectus, except in all instances described in clause (ll) above for changes or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter; or (ii) if the Dealer(s) has not satisfied the conditions for receipt of an accountants’ letter of the type contemplated by (i) above, such letter shall state in effect that they have (l) read the latest available resolutions adopted by the Board of Directors of the Bank and minutes of all meetings of the Executive Directors of the Bank through a specified date not more than five business days prior to the date of delivery of such letter, (ll) read the latest available financial statements of the Bank, and (lll) made inquiries of officials of the Bank responsible for financial and accounting matters as to whether (x) the unaudited financial statements, if any, and unaudited statements, if any, of income, and of cash flows set forth or incorporated by reference in the Prospectus, are stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus or (y) at the date of the latest available interim financial statements and at a specified date not more than five days prior to the date of such letter, there was any increase in borrowings or decreases in capital stock or equity of the Bank, as compared with the amounts shown in the latest balance sheet included in the Prospectus, except in all instances described in clause (y) above for changes or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter. In either case (i) or (ii) as described above, the letter shall also state that they have read specified U.S. dollar amounts, percentages and ratios incorporated by reference in the Prospectus under the captions “Summary Information”, “Executive Summary”, “Overview”, “Financial Results”, “Lending Activities”, “Other Development Activities”, “Investment Activities”, “Borrowing Activities”, “Capital Activities”, “Risk Management”, “Fair Value Analysis”, “Contractual Obligations”, “Pension and Other Post-Retirement Benefits”, “Critical Accounting Policies and the Use of Estimates”, “Affiliated Organizations — IFC, IDA and MIGA” and “Fees to External Auditors” (and any other relevant captions) and have compared such U.S. dollar amounts, percentages and ratios to corresponding amounts in the Bank’s financial statements, general ledger accounts or computations on schedules prepared therefrom or from the accounting records, and have found such U.S. dollar amounts, percentages and ratios to be in agreement with amounts in the Prospectus. The letter shall also state they have read the number of subscribed shares, number of votes and percentages incorporated by reference in the Prospectus and have found such number of subscribed shares, number of votes and percentages to be in agreement with the financial statements of the Bank or the appropriate accounts in the Bank’s general ledgers or the computations made by the Bank therefrom. The letter will state that the independent accountants make no representations regarding the sufficiency of such letter’s procedures for the Dealer’s purposes.

Upon request but at its own expense, any Dealer that becomes a party to a Terms Agreement or Appointment Agreement relating to a Settlement Date that is not a Document Date may receive from the independent accountants (if such Agreement so specifies) a reliance letter, dated such Settlement Date, to the effect that such Dealer may rely on the last delivered letter described in (ii) above (the “Last Letter”) to the same extent as if the Last Letter were addressed to such Dealer; provided, however , that the procedures performed by the independent accountants in connection with the Last Letter will not be updated in such reliance letter to a date subsequent to the cutoff date referred to in the Last Letter; and

6.3.6

Secretary’s Certificate. A certificate of the Secretary of the Bank, dated such Document Date, certifying as to (i) the Articles of Agreement, (ii) the By-Laws of the Bank, (iii) the resolution adopted by the Executive Directors of the Bank authorizing the borrowings of the Bank relevant to the issuance of Notes under the Facility, (iv) the full force and effectiveness of each of the Fed Fiscal Agency Agreement, the Global Agency Agreement, the Deed of Covenant and the ICSD Agreement, (v) the Bank having taken no action inconsistent with the proceedings evidenced by certain specified documents, and (vi) the incumbency and authenticity of signatures of specified officers of the Bank;

6.4

all proceedings taken at or prior to any Document Date in connection with the authorization of the Notes shall be satisfactory in form and substance to Sullivan & Cromwell LLP (as to matters of New York and United States federal law), Linklaters LLP (as to matters of English law), counsel to the Dealers, and each Dealer and such counsel shall have received all such counterpart originals or certified or other copies of such documents, certificates and opinions set forth in Section 6.3 as the Dealer or such counsel may reasonably require;

6.5	each of the Fed Fiscal Agency Agreement, the Global Agency Agreement, the Deed of Covenant and the ICSD Agreement shall be continuing in full force and effect;

6.6

after the Time of Sale, there shall not have occurred (i) any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer or the Bank materially adversely affects the ability of the relevant Dealer to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market or (ii) any downgrading in the rating accorded to any of the Bank’s outstanding debt securities by either Moody’s Investors Service, Inc. or S&P Global Ratings;

6.7

the Bank shall have delivered to the relevant Dealers a copy of a signed effectuation authorization substantially in the form set out in Exhibit G hereto to the Common Safekeeper appointed by Euroclear and/or Clearstream, Luxembourg in respect of any Notes which are intended to be eligible collateral for Eurosystem monetary policy and intra-day credit operations; and

6.8	the Global Agent shall have confirmed that it has elected the Common Safekeeper in accordance with Clause 3.11 of the Global Agency Agreement.

7.	Indemnification and Contribution

7.1

The Bank agrees to indemnify and hold harmless each Dealer, its directors, its officers and each person, if any, who controls such Dealer within the meaning of either Section 15 of the Securities Act or Section 20 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, any amendment or supplement thereto, any Final Terms or any preliminary prospectus or other selling or advertising material approved by the Bank for use by a Dealer in connection with the offer and sales of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to such Dealer furnished to the Bank in writing by such Dealer expressly for use therein.

7.2

Each Dealer agrees to indemnify and hold harmless the Bank, its directors, its officers and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to such Dealer, but only with reference to information relating to such Dealer furnished to the Bank in writing by such Dealer expressly for use in the Prospectus or any amendment or supplement thereto.

7.3

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (hereinafter called the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (hereinafter called the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the indemnified parties (or a representative thereof) in the case of parties indemnified pursuant to Section 7.1 hereof and by the Bank in the case of parties indemnified pursuant to Section 7.2 hereof. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the third sentence of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

7.4

If the indemnification provided for in Section 7.1 or 7.2 hereof is unavailable to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such Section, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and each Dealer participating in the offering of Notes that gave rise to such losses, claims, damages or liabilities (a “Relevant Dealer”) on the other hand from the offering of the Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand and each Relevant Dealer on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and each Relevant Dealer on the other in connection with the offering of such Notes shall be deemed to be in the same respective proportion as the total net proceeds from the offering of such Notes that are the subject of the claim for indemnification (before deducting expenses) received by the Bank bears to the total discounts and commissions received by such Relevant Dealer in respect thereof. The relative fault of the Bank on the one hand and of each Relevant Dealer on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by such Relevant Dealer and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

If more than one Dealer is a Relevant Dealer in respect of a proceeding, each Relevant Dealer’s obligation to contribute pursuant to this Section 7.4 shall be several and not joint, and shall be in the proportion that the nominal amount of the Notes that are the subject of such proceeding and that were offered and sold through such Relevant Dealer bears to the aggregate nominal amount of the Notes that are the subject of such proceeding.

The Bank and each Dealer agree that it would not be just and equitable if contribution pursuant to this Section 7.4 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the preceding paragraphs of this Section 7.4. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7.4, no Dealer shall be required to contribute any amount in excess of the amount by which the total price at which the Notes referred to in the second preceding paragraph above that were offered and sold to the public through such Dealer exceeds the amount of any damages that such Dealer has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

8.	Survival of Representations and Indemnities

The respective indemnity and contribution agreements, representations, warranties and other statements of the Bank, its officers and the Dealer or Dealers set forth in or made pursuant to any Terms Agreement or any Appointment Agreement will remain in full force and effect, regardless of any termination of such Terms Agreement or Appointment Agreement, any investigation made by or on behalf of such Dealer or Dealers or the Bank or any of their respective officers, directors or controlling persons, and delivery of and payment for the Notes.

9.	Notices

All communications shall be by email, in writing delivered by hand or by telephone (to be promptly confirmed by email). Each communication will be made to the relevant person at the email address, address or telephone number, in the case of communication by email, or in writing, marked for the attention of, and in the case of a communication by telephone made to, the person from time to time designated by that party to the others for the purpose. The initial telephone number, email address, address and person so designated by the Bank are set out below:

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

Attention: Director, Capital Markets and Investments

Telephone: +1-202-458-8990

Email: capitalmarketops@worlbank.org

The telephone number, email address, address and person so designated by any Dealer shall be set out in the applicable Terms Agreement or Appointment Agreement.

A communication will be deemed received (if by email) when delivered, (if by telephone) when made and (if in writing) when delivered, in each case in the manner required by this Section 9; provided, however , that any communication which is received outside business hours or on a non-business day in the place of receipt shall be deemed received at the opening of business on the next following business day in such place.

10.	Calculation Agent

If Notes are issued which require a calculation agent, the Bank may request the Global Agent to act as such calculation agent, appoint another Calculation Agent or appoint such Dealer or a person nominated by any Dealer(s) (and not the Global Agent or Fed Fiscal Agent) to be the calculation agent in respect of such issue of Notes. If a Dealer or one of its affiliates is to be the calculation agent, the appointment of such Dealer and/or affiliate shall be on the terms of the calculation agent agreement set forth in Exhibit F hereto (which such Dealer shall be deemed to have entered into). If the person nominated as calculation agent is not a Dealer, such person shall execute (if it has not already done so) an agreement substantially in the form of the calculation agent agreement set forth in Exhibit F hereto, and the appointment of that person shall be on the terms of that agreement, unless otherwise agreed between the Bank and such person.

11.	Successors and Assigns

Each Terms Agreement or Appointment Agreement shall be binding upon, and inure solely to the benefit of, each Dealer and the Bank, and to the extent provided in Section 7 and Section 8 hereof, the directors and officers of such Dealer, any person who controls such Dealer, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of any such Terms Agreement or Appointment Agreement. No purchaser of any of the Notes through a Dealer hereunder shall be deemed a successor or assign by reason of such purchase.

12.	Amendment; Termination

These Standard Provisions and the Exhibits hereto may be amended by the Bank (including without limitation the adoption of simplified documentation with respect to the issuance of Notes with maturities of one year or less), and these Standard Provisions may be terminated by the Bank; provided, however , no amendment or termination shall be binding or effective in respect of any Dealer who has not received written notice from the Bank of such amendment or termination prior to entering into a Terms Agreement or an Appointment Agreement with the Bank.

13.	Bank Recovery and Resolution Directive Matters

(a)	Notwithstanding and to the exclusion of any other term of these Standard Provisions or any Terms Agreement or any other agreements, arrangements, or understandings between the Bank, on the one hand, and any EU Foreign Dealer, on the other, the Bank acknowledges and accepts that a BRRD Liability arising under these Standard Provisions and/or any Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)

the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any EU Foreign Dealer to the Bank under these Standard Provisions and/or any Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(I) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(II) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant EU Foreign Dealer or another person and the issue to or conferral on the Bank, as applicable, of such shares, securities or obligations;

(III) the cancellation of the BRRD Liability; and/or

(IV) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)

the variation of the terms of these Standard Provisions and/or any Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

(iii)	As used in this Section 13:

(I) “Bail-in Legislation” means, in relation to any member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

(II) “Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

(III) “BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

(IV) “BRRD Liability” means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

(V) “EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at https://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule; and

(VI) “EU Foreign Dealer” means each Dealer which qualifies as an institution or entity referred to in paragraphs (a), (b), (c) or (d) of Article 1(1) of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as implemented in the Bail-in Legislation; and

(VII) “Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant EU Foreign Dealer.

(b)

Notwithstanding and to the exclusion of any other term of these Standard Provisions or any Terms Agreement or any other agreements, arrangements, or understandings between the Bank, on the one hand, and any UK Foreign Dealer, on the other, the Bank acknowledges and accepts that a UK Bail-in Liability arising under these Standard Provisions and/or any Terms Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority, and acknowledges, accepts, and agrees to be bound by:

(i)

the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of any UK Foreign Dealer to the Bank under these Standard Provisions and/or any Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(I) the reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon;

(II) the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of any UK Foreign Dealer or another person, and the issue to or conferral on the Bank, as applicable, of such shares, securities or obligations;

(III) the cancellation of the UK Bail-in Liability; or

(IV) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)

the variation of the terms of these Standard Provisions and/or any Terms Agreement relating to such UK Bail-in Liability, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

(iii)	As used in this Section 13:

(I) “UK Bail-in Legislation” means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

(II) “UK Bail-in Liability” means a liability in respect of which the UK Bail-in Powers may be exercised.

(III) “UK Bail-in Powers” means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

(IV) “UK Foreign Dealer” means each Dealer which qualifies as an institution or entity subject to UK Bail-in Powers.

14.	U.S. Qualified Financial Contract Stay Provisions

Notwithstanding and to the exclusion of any other term of these Standard Provisions or any Terms Agreement or any other agreements, arrangements, or understanding between the Bank, on the one hand, and any Dealer, on the other hand, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that such Dealer is or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

(a)

in the event that any Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of these Standard Provisions and/or any Terms Agreement (each, a “GDIF QFC”), and any interest and obligation in or under such GDIF QFC, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution

Regime if such GDIF QFC, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

(b)

in the event that any Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under any GDIF QFC that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if such GDIF QFC were governed by the laws of the United States or a state of the United States.

As used in this Section 14:

(c)	“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(d)	“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(e)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(f)

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

15.	Immunity

Nothing in these Standard Provisions (including Sections 13 and 14), the Exhibits hereto, any Terms Agreement or Appointment Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under Article VII of its Articles of Agreement or under any applicable law.

16.	Governing Law

Each Terms Agreement or Appointment Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

17.	Counterparts

Each Terms Agreement or Appointment Agreement may be executed in any number of counterparts, each of which shall be an original and all of which, taken together, shall constitute one and the same instrument.

EXHIBIT A TO THE

STANDARD PROVISIONS

Form of Appointment Agreement

[Address]

[Date]

Re: [ Details of Notes to be issued ]

Dear Sirs:

We hereby confirm that, in consideration for your agreeing to solicit offers to purchase the above issue of Notes under the Global Debt Issuance Facility (the “Facility”) of the International Bank for Reconstruction and Development (the “Bank”, for the purposes of this issue only, we will treat you in all respects as a “Dealer” under the Facility. A copy of the Facility’s Standard Provisions, dated September 24, 2021 (the “Standard Provisions”), has been delivered to you and is incorporated herein by reference. You will enjoy all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received copies of the following documents and have found them satisfactory:

•	a copy of each of the Fed Fiscal Agency Agreement, the Global Agency Agreement, the Deed of Covenant and the ICSD Agreement, duly executed by the parties thereto;

•	the Prospectus, in such numbers of copies as you have reasonably required;

•	a copy of each of the most recently delivered documents referred to in Section 6 of the Standard Provisions as you have requested:

•	[Officer’s Certificate of the Bank (Section 6.3.1)

•	Validity Opinion of Bank Counsel (Section 6.3.2)

•	Validity Opinions of Counsel to the Dealers (Section 6.3.3)

•	Disclosure Letter of Bank Counsel (Section 6.3.4(I))

•	Accountants’ Letter (Section 6.3.5)

•	Secretary’s Certificate (Section 6.3.6)];

•

[if requested by you, at your cost, a letter from each of the legal advisers and the accountants referred to in Sections 6.3.3 and 6.3.5 of the Standard Provisions addressed to you and giving you full benefit of the existing validity opinion and the existing accountants’ letter as of the respective dates of such existing validity opinion and accountants’ letter;]

You recognize that, in connection with this issue, you are acting as the Bank’s agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank hereby represents and warrants to you that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

Your obligation to solicit offers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

This Appointment Agreement shall be governed by and construed in accordance with the laws of New York.

Please confirm your acceptance of the following by signing this letter (and completing your notice details in the space provided below) and returning it to us.

Yours faithfully,

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:
Name:
Authorized Officer

Confirmed on behalf of [Dealer]

By:
Name:
Title:

For purposes hereof, our notice details are as follows:

[                                                         ]

[                                                         ]

[                                                         ]

[                                                         ]

Attention:     [                                   ]

Telephone:   [                                   ]

Email:          [                                    ]

cc:	[Global Agent] [Fed Fiscal Agent]

EXHIBIT B TO THE

STANDARD PROVISIONS

Form of Terms Agreement

TERMS AGREEMENT NO. [                 ] UNDER THE FACILITY

[ ],	20[ ]

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned (the “Dealer[s]”) agree[s] to purchase from you (the “Bank”) the Bank’s [         ] (the “Notes”) described in the Final Terms, dated as of the date hereof [in the form of Annex I hereto] (the “Final Terms” ) [at [TIME]] on [DATE] (the “Settlement Date”) at an aggregate purchase price of [         ] (which is [        ] percent of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated September 24, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, [each of] the Dealer[s] understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein [and the term “Time of Sale” refers to [●], 20[●], [●]:[●] [a/p].m. [●] time]. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the Dealer[s] that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of [each of] the Dealer[s] to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. [IF NOTE ISSUE WILL SETTLE ON A DOCUMENT DATE, INCLUDE THE FOLLOWING: The obligation of the Dealer[s] to purchase Notes hereunder is further subject to the receipt by the Dealer[s] of the officer’s certificate of the Bank referred to in Section 6.3.1, the validity opinion of Bank counsel referred to in Section 6.3.2, the validity opinion(s) of Dealer counsel referred to in Section 6.3.3, the disclosure letters of Bank counsel and Sullivan & Cromwell LLP referred to in Section 6.3.4, the accountants’ letter referred to in Section 6.3.5, and the certificate of the Secretary of the Bank referred to in Section 6.3.6 of the Standard Provisions.] [IF NOTE ISSUE WILL SETTLE ON A SETTLEMENT DATE THAT IS NOT A DOCUMENT DATE, INCLUDE THE FOLLOWING IF APPLICABLE: The obligation of the Dealer[s] to purchase Notes hereunder is further subject to the receipt by the Dealer[s] of a letter from [each of] Sullivan & Cromwell LLP [[and] Linklaters LLP [to be included if the Notes are English Law governed]] [and Deloitte & Touche LLP] addressed to the Dealer[s] and giving the Dealer[s] the full benefit of the existing validity opinion [or accountants’ letter] of such firm as of the date of such existing validity opinion [or accountants’ letter].] [SOLELY IF NOTE ISSUE WILL SETTLE ON A SETTLEMENT DATE THAT IS NOT A DOCUMENT DATE AND IS GOVERNED BY LAW OTHER THAN U.S. OR ENGLISH LAW, INCLUDE THE FOLLOWING IF APPLICABLE: The obligation of the Dealer[s] to purchase Notes hereunder is further subject to the receipt by the Dealer[s] of the validity opinion of Dealer counsel referred to in the second sentence of Section 6.3.3 of the Standard Provisions.]

[IF NOTE ISSUE WILL SETTLE ON A SETTLEMENT DATE THAT IS NOT A DOCUMENT DATE, INCLUDE THE FOLLOWING:    Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the Dealer[s] that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.]

[ADDITIONAL TERMS The following paragraphs 1 through 11 may be used (in whole or part) for syndicated offerings:

1

The Bank agrees that it will issue the Notes and the [Dealers] named below [OPTION #1 severally and not jointly] [OPTION #2 jointly and severally] agree to purchase the Notes at the purchase price specified above (being equal to the issue price of [         ] per cent. less a management and underwriting fee of [        ] per cent. of the nominal amount and a selling concession of [        ] per cent. of the nominal amount, if applicable).

[IF OPTION #1, INSERT

The respective nominal amounts of the Notes that each of the [Dealers] commits to underwrite are set forth opposite their names below:

Name	Nominal Amount

2

The purchase price specified above will be paid on the Settlement Date by the Lead Manager named below on behalf of the [Dealers] to [Citibank Europe plc], as [common depositary] [common service provider] for Euroclear Bank SA/NV and Clearstream Banking, S.A.] [AND/OR] to [Citibank N.A.][as custodian for Cede & Co. as nominee for The Depository Trust Company,] [OTHER] for transfer in immediately available funds to an account designated by the Bank. [IF FED BOOKENTRY NOTES, SUBSTITUTE THE FOLLOWING: Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. [●]; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021 081 367 (IBRD WASH/ISSUER — CODE 2500).]

3	In accordance with the provisions of Section 4.6 of the Standard Provisions, the [Dealers] have appointed the Lead Manager named below as Stabilizing Manager with respect to this issue of Notes.

4

The Bank hereby appoints each of the Dealers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Dealers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Dealers acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

5

In consideration of the Bank appointing each of the Dealers as a Dealer solely with respect to this issue of Notes, each of the Dealers hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6	The [Lead Manager][Dealer] hereby agrees to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, or Linklaters LLP, counsel to the [Dealer]; and

(d)	the agreed fees and expenses of Deloitte & Touche LLP in connection with the reliance letter to be delivered in relation to the Notes.

7

Each of the Dealers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Dealers which have arisen prior to such termination.

For purposes hereof, the notice details of each of the Dealers are as follows:

[ [                                     ]

[                                        ]

[                                        ]

[                                        ]

Attention: [                     ]

Telephone: [                   ]

Email: [                 ]]

[IF OPTION #1, INSERT

8

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, [Dealers] who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting [Dealers] were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the nominal amount of the Notes, the non-defaulting [Dealers] shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting [Dealers]. Nothing herein will relieve a defaulting [Dealer] from liability for its default.]

[IF APPLICABLE, INSERT —

9

The Dealers and the Bank acknowledge that the Bank does not fall under the scope of application of [either] the [MiFID II] [or] [UK MiFIR] regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of [MiFID II] [or] [UK MiFIR].

[Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”) regarding the mutual responsibilities of EU Manufacturers under the Product Governance Rules:

(i)

each of [INSERT NAMES OF RELEVANT DEALERS WHO ARE EU MANUFACTURERS] (each an “EU Manufacturer” and together the “EU Manufacturers”) acknowledges to each other EU Manufacturer that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and any other announcements in connection with the Notes; and

(ii)

[INSERT NAMES OF RELEVANT DEALERS WHO ARE NOT EU MANUFACTURERS] note the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU Manufacturers and the related information set out in the Final Terms and any other announcements in connection with the Notes.]

[Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of UK Manufacturers under the UK MiFIR Product Governance Rules:

(i)

each of [INSERT NAMES OF RELEVANT DEALERS WHO ARE UK MANUFACTURERS] (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and any other announcements in connection with the Notes; and

(ii)

[INSERT NAMES OF RELEVANT DEALERS WHO ARE NOT UK MANUFACTURERS] note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and any other announcements in connection with the Notes.]

For the purposes of this provision, [the expression “MiFID II” means Directive 2014/65/EU, as amended][, and] [the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018].

10	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

11	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. ]

[ADDITIONAL TERMS The following paragraphs 1 through 8 may be used (in whole or part) for non-syndicated offerings:

1

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of [         ] per cent. less a management and underwriting fee of [        ] per cent. of the nominal amount and a selling concession of [         ] per cent. of the nominal amount, if applicable).

2

The purchase price specified above will be paid on the Settlement Date by the Dealer to [Citibank, N.A., London Branch][, as [Global Agent] [AND/OR] to [Citibank N.A.][as custodian for Cede & Co. as nominee for The Depository Trust Company,] [OTHER] for transfer in immediately available funds to an account designated by the Bank. [IF FED BOOKENTRY NOTES, SUBSTITUTE THE FOLLOWING: Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. [ ● ]; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021 081 367 (IBRD WASH/ISSUER — CODE 2500).]

3

The Bank hereby appoints the Dealer as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Dealer shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Dealers acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing the Dealer as a Dealer solely with respect to this issue of Notes, the Dealer hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, or Linklaters LLP, counsel to the Dealer; and

(d)	the agreed fees and expenses of Deloitte & Touche LLP in connection with the reliance letter to be delivered in relation to the Notes.

6

The Dealer acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Dealer which have arisen prior to such termination.

For purposes hereof, the notice details of the Dealer are as follows:

[                          ]

[                          ]

[                          ]

[                          ]

Attention: [                ]

Telephone: [              ]

Email: [                     ]

7	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. ]

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

[INSERT DEALERS]

By:	[INSERT LEAD MANAGER] (the “Lead Manager”)

By:
Name:
Title:

[OR]

[INSERT DEALER]

By:
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:
Name:
Authorized Officer

EXHIBIT C TO THE

STANDARD PROVISIONS

[ANNEX I TO TERMS AGREEMENT NO. [    ]]

FORM OF FINAL TERMS

Final Terms dated [●]

International Bank for Reconstruction and Development

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated September [22], 2021 [and the supplemental Prospectus dated [●]]. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus [as so supplemented].

[MiFID II product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market — See Term [40] below.]

[UK MiFIR product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market — See Term [41] below.]

[Include whichever of the following apply and modify numbering as applicable.]

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series number:	[●]

	(ii) Tranche number:	[●] (If fungible with an existing Series, insert details of that Series, including the date on which the Notes become fungible)

3.	Specified Currency or Currencies (Condition 1(d)):	[●]

4.	Aggregate Nominal Amount

	(i) Series:	[●]

	(ii) Tranche:	[●]

5.	[(i)] Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus [insert number of days] days’ accrued interest (if applicable)]

	[(ii) Net proceeds:]	[●] (Required only for listed issues)

6.	[(i)] Specified Denominations (Condition 1(b)):

[●] [and integral multiples thereof] (For Registered Notes only)

(If these Final Terms specify “Temporary Global Notes exchangeable for individual Definitive Bearer Notes on Exchange Date”, Notes may only be issued in Specified Denominations)

	[(ii) Calculation Amount (Condition 5(j)):]	[●] (Include only when Calculation Amount differs from minimum Specified Denomination)

7.	[(i)] Issue Date:	[●]

	[(ii)] Interest Commencement Date (Condition 5(l)):	[●] (Include only when Interest Commencement Date differs from Issue Date)

8.	MaturityDate (Condition 6(a)):	[Specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year]

9.	Interestbasis (Condition 5):	[[●] per cent. Fixed Rate] [Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (specify)] (further particulars specified below)

10.	Redemption/Paymentbasis (Condition6):	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly-paid] [Instalment] [Other (specify)]

11.	Changeof interest or redemption /paymentbasis:	[Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis]

12.	Call/PutOptions (Condition 6):	[Call Option] [Put Option] [Not Applicable] [(further particulars specified below)]

13.	Statusof the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	[[●] (Specify)/None]

15.	Methodof distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note provisions (Condition 5(a)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Rate[(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]

	(ii) Interest Payment Date(s):	[●] in each year [subject to adjustment in accordance with the Business Day Convention specified below] [, not subject to adjustment in accordance with a Business Day Convention]

	(iii) Interest Period Date[(s)]:	[●] [Each Interest Payment Date]

	(iv) Business Day Convention:	[●] [Not Applicable]

	(v) Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]

	(vi) Business Centre(s) (Condition 5(l)):	(Include this Term 16(vi) only for Notes subject to adjustment)

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details]

17.	Floating Rate Note provisions (Condition 5(b)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Interest Period(s):	[●]

	(ii) Specified Interest Payment Dates:	[●]

	(iii) Interest Period Date(s):	[●]

	(iv) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (give details)]

	(v) Business Centre(s) (Condition 5(l):	[●]

	(vi) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination / ISDA Determination / other (give details)]

	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	[Global Agent][●]

(viii) Screen Rate/Reference Bank Determination (Condition 5(b)(ii)(C)):

	- Relevant Time:	[●]

	- Interest Determination Date:	[●] [TARGET] Business Days [in [specify city for Specified Currency]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]

	- Primary Source for Floating Rate:	[Specify relevant screen page or “Reference Banks”]

	- Reference Banks (if Primary Source is “Reference Banks”):	[Specify four]

	- Relevant Financial Centre:	[The financial centre most closely connected to the Benchmark – specify if not London]

	- Benchmark:	[●]

	- Representative Amount:	[Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount]

	- Effective Date:	[Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period]

	- Specified Duration:	[Specify period for quotation if not duration of Interest Accrual Period]

(ix) ISDA Determination (Condition 5(b)(ii)(B)):

	- ISDA Definitions:	[2006][2021][●]

	- Floating Rate Option:	[●]

	- Designated Maturity:	[●]

	- Reset Date:	[●]

	- Representative Amount:	[●]

	(x) Margin(s):	[+/-][●] per cent. per annum

	(xi) Minimum Rate of Interest:	[[●] per cent. per annum][Not Applicable]

	(xii) Maximum Rate of Interest:	[[●] per cent. per annum][Not Applicable]

	(xiii) Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]

(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

[●]

18.	Zero Coupon Note provisions (Condition 5(c)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Amortization Yield (Condition 6(c)(ii)):	[●] per cent. per annum

	(ii) Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]

	(iii) Any other formula/basis of determining amount payable:	[●]

19.	Index Linked Interest Note/other variable-linked interest Note provisions (Condition 5):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Index/Formula/other variable:	[Give or annex details]

	(ii) Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s):	[●]

	(iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[●]

	(iv) Interest Determination Date(s):	[●]

	(v) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[●]

	(vi) Interest Period(s):	[●]

	(vii) Specified Interest Payment Dates:	[●]

	(viii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

	(ix) Business Centre(s) (Condition 5(l):	[●]

	(x) Minimum Rate of Interest:	[[●] per cent. per annum][Not Applicable]

	(xi) Maximum Rate of Interest:	[[●] per cent. per annum][Not Applicable]

	(xii) Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]

20.	Dual Currency Note provisions (Condition 5(d)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Rate of Exchange/method of calculating Rate of Exchange:	[Give details]

	(ii) Party, if any, responsible for calculating the interest due:	[●]

	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●]

	(iv) Person at whose option Specified Currency(ies) is/are payable:	[●]

PROVISIONS RELATING TO REDEMPTION

21.	Call Option (Condition 6(d)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Optional Redemption Date(s):	[●]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[●] per [Calculation Amount/[minimum] Specified Denomination]

(iii) [If redeemable in part

	(a) Minimum Redemption Amount:	[●] per [Calculation Amount/[minimum] Specified Denomination]

	(b) Maximum Redemption Amount:	[●] per [Calculation Amount/[minimum] Specified Denomination]]

	(iv) [Notice period:	[●]]

22.	Put Option (Condition 6(e)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	(i) Optional Redemption Date(s):	[●]

	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[●] per [Calculation Amount/[minimum] Specified Denomination]

	(iii) [Notice period:	[●]]

23.	Final Redemption Amount of each Note (Condition 6):	[●] per [Calculation Amount/[minimum] Specified Denomination]

In cases where the Final Redemption Amount is Index Linked or other variable-linked:

	(i) Index/Formula/variable:	[Give or annex details]

	(ii) Party responsible for calculating the Final Redemption Amount:	[●]

	(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[●]

	(iv) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[●]

	(v) Payment Date:	[●]

	(vi) Minimum Final Redemption Amount:	[●] per [Calculation Amount/[minimum] Specified Denomination]

	(vii) Maximum Final Redemption Amount:	[●] per [Calculation Amount/[minimum] Specified Denomination]

24.	Redemption by instalments (Condition 6(b)):	[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)

	Instalment Dates and Instalment Amounts:	[The Notes shall be partially redeemed on each Instalment Date specified below. The Instalment Amount per [Calculation Amount/[minimum] Specified Denomination] for each Instalment Date is set out opposite such date and payable on the applicable Instalment Date:]
Instalment Date Instalment Amount
[●] [●]
[●] [●]

25.	Early Redemption Amount (Condition6(c)):	[[●] / As set out in the Conditions]

Early Redemption Amount(s) payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

[●] per [Calculation Amount / [minimum] Specified Denomination]

[Include the following paragraph only for Instalment Notes:

In the event of any Notes becoming due and payable prior to the Maturity Date in accordance with Condition 9, the Early Redemption Amount for each Note shall be the sum of (i) the Amortized Face Amount of such Note as defined in Condition 6(c) minus (ii) the sum of all Instalment Amounts paid prior to the due date for redemption under Condition 9; provided that: (i) the Amortization Yield shall be [●] per cent., and (ii) the word “scheduled Final Redemption Amount” in Condition 6(c)(ii)(B) is replaced with “Aggregate Nominal Amount”.]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes (Condition 1(a)):

[Bearer Notes:]

[Temporary Global Note exchangeable for a Permanent Global Note on the Exchange Date]

[Temporary Global Note exchangeable for individual Definitive Bearer Notes on Exchange Date]

[Exchange Date in respect of Temporary Global Note: [●]]

[Registered Notes:] [Global Registered Certificate available on Issue Date] [Individual Definitive Registered Certificates available on Issue Date]

[Fed Bookentry Notes:] [Fed Bookentry Notes available on Issue Date]

27.	New Global Note / New Safekeeping Structure:	[Yes — [New Global Note / New Safekeeping Structure]]/[No]

28.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	[Give details. Note that this paragraph relates to the date and place of payment, and not Interest Period Dates, to which Terms 16(vi), 17(v) and 19(ix) relate][Include if applicable: In the event that the next following business day falls into the next calendar month, the date for payment shall be brought forward to the immediately preceding business day.]

29.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature) (Condition 7(g)):	[Yes/No. If yes, give details]

30.	Unmatured Coupons to become void (Condition 7(f)):	[Yes/No/give details]

31.	Details relating to Partly-paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of IBRD to forfeit the Notes and interest due on late payment:	[Not Applicable/give details]

32.	Consolidation provisions:	[Not Applicable/The following provisions apply: [●]]

33.	Governing law (Condition 14):	[English/New York/other]

34.	[Record Date:]	[●] (Record Date to be adjusted in the case of non-USD issuance clearing through DTC. If not applicable, delete this paragraph and renumber the remaining paragraphs.)

35.	Other final terms:	[Not Applicable/give details]

DISTRIBUTION

36.	(i) If syndicated, names of Managers and underwriting commitments:

[Not Applicable/give names and underwriting commitments]

(Include names of entities agreeing to underwrite the issue on a firm commitment basis and names of the entities agreeing to place the issue without a firm commitment or on a “best efforts” basis if such entities are not the same as the Managers.)

	(ii) Stabilizing Manager(s) (if any):	[Not Applicable/give name(s)]

37.	If non-syndicated, name of Dealer:	[Not Applicable/give name]

38.	Total commission and concession:	[●] per cent. of the Aggregate Nominal Amount

39.	Additionalselling restrictions:	[Not Applicable] [Give details for other selling restrictions]

40.	[MiFID II product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market:]

[Directive 2014/65/EU (as amended, “MiFID II”) product governance / Professional investors and ECPs only target market — Solely for the purposes of [the/each] manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. [Consider any negative target market.] Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, each distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this Term [40], “manufacturer” means [[the/each] Dealer][name of Dealer].

IBRD does not fall under the scope of application of MiFID II. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.]

[Directive 2014/65/EU (as amended, “MiFID II”) product governance / Retail investors, professional investors and ECPs target market — Solely for the purposes of [the/each] manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; EITHER [and (ii) all channels for distribution of the Notes are appropriate[, including investment advice, portfolio management, non-advised sales and pure execution services]] OR [(ii) all channels for distribution to eligible counterparties and professional clients are appropriate; and (iii) the following channels for distribution of the Notes to retail clients are appropriate — investment advice[,/and] portfolio management[,/and][non-advised sales][and pure execution services][, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable]]. [Consider any negative target market.] Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, each distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[‘s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this Term [40], “manufacturer” means [[the/each] Dealer][name of Dealer].

IBRD does not fall under the scope of application of MiFID II. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.]

41.	[UK MiFIR product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market:]

[Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Professional investors and ECPs only target market — Solely for the purposes of [the/each] manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)) and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. [Consider any negative target market.] Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this Term [41], “manufacturer” means [[the/each] Dealer][name of Dealer].

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.]

[Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and ECPs target market — Solely for the purposes of [the/each] manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); EITHER [and (ii) all channels for distribution of the Notes are appropriate[, including investment advice, portfolio management, non-advised sales and pure execution services]] OR [(ii) all channels for distribution to eligible counterparties and professional clients are appropriate; and (iii) the following channels for distribution of the Notes to retail clients are appropriate — investment advice[,/and] portfolio management[,/and][non-advised sales][and pure execution services][, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable]]. [Consider any negative target market.] Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[‘s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this Term [41], “manufacturer” means [[the/each] Dealer][name of Dealer].

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.]

OPERATIONAL INFORMATION

42.	Legal Entity Identifier of the Issuer:	ZTMSNXROF84AHWJNKQ93

43.	ISIN Code:	[●]

44.	Common Code:	[●]

45.	CUSIP:	[●]

46.	CINS:	[●]

47.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	[Not Applicable/give name(s) and number(s) [and address(es)]] [Bookentry system of the Federal Reserve Banks]

48.	Delivery:	Delivery [versus/free of] payment

49.	Registrar and Transfer Agent (if any):	[●]

50.	Additional Paying Agent(s) (if any):	[●]

51.	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes. Note that the designation “yes” means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper [or registered in the name of a nominee of one of the ICSDs acting as common safekeeper,] and does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.]

[No. Whilst the designation is specified as “no” at the date of these Final Terms, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper [(and registered in the name of a nominee of one of the ICSDs acting as common Safekeeper]. Note that this does not necessarily mean that the Notes will then be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.]

[Not Applicable]

[GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on [●].]

[SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

[Set out here any additional disclosure regarding, for example, additional risk factors or information on taxation or exchange rate movements, which is considered necessary for the particular issue.]]

[LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.]

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:
Name:
Title:

Duly authorized

EXHIBIT D TO THE

STANDARD PROVISIONS

FORM OF SUPPLEMENT TO PROSPECTUS

SUPPLEMENT DATED [●]

TO THE PROSPECTUS DATED SEPTEMBER 24, 2021

International Bank for Reconstruction

and Development

Global Debt Issuance Facility

for issues of Notes with maturities of one day or longer

This Supplement (the “Supplement”) constitutes a supplement to the Prospectus dated September 24, 2021 (the “Prospectus”), prepared in connection with the Global Debt Issuance Facility established by International Bank for Reconstruction and Development (the “Bank”). On [●], the Luxembourg Stock Exchange (the “LSE”) approved the Prospectus for the purpose of the Luxembourg Law on Prospectuses of July 16, 2019 (the “Luxembourg Law”). Terms defined in the Prospectus have the same meanings when used in this Supplement.

This Supplement constitutes a supplement to, and should be read in conjunction with, the Prospectus [and the [ list previous Supplement[s] to the Prospectus ] [each] of which Supplements was approved by the LSE] in accordance with the Luxembourg Law.

The Bank, having made all reasonable inquiries, confirms that all information in this Supplement is true and accurate in all material respects and is not misleading in any material respect, and that there are no other facts the omission of which, in the context of the issue of Notes, makes this Supplement or any information in it misleading in any material respect.

[INSERT SUPPLEMENTARY INFORMATION]

Copies of the [ describe filings ] have been filed with the LSE and are incorporated by reference in, and form part of, this Supplement (save that any documents that are incorporated by reference in [ describe filings ] shall not constitute part of this Supplement).

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference in this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, [and list any other Supplement[s]] there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

Any person receiving a copy of this Supplement may obtain without charge, upon written or oral request, a copy of any document incorporated by reference in the Prospectus, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference). Copies of such documents will be available free of charge at the offices of the Bank, 1818 H Street, N.W., Washington, D.C. 20433 and of [Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB], the website of the Luxembourg Stock Exchange at http://www.bourse.lu and the website of the Bank (http://www.worldbank.org/).

EXHIBIT E TO THE

STANDARD PROVISIONS

SELLING RESTRICTIONS

(a)

General No action has been or will be taken by the Bank or by or on behalf of any Dealer in any jurisdiction to allow the Bank or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will to the best of its knowledge comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes the Prospectus or any amendment or supplement thereto or any other offering material or any Final Terms, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in the Prospectus, the applicable Final Terms or such other information relating to the Bank and/or the Notes which the Bank has authorized to be used.

Selling restrictions may be modified or supplemented by the agreement of the Bank and the relevant Dealer or Dealers following a change in the relevant law, regulation or directive. Any such modification or supplement will be set out in the Final Terms issued in respect of a particular issue of Notes to which it relates or in a supplement to the Prospectus.

(b)	United States of America The Notes are not required to be registered under the U.S. Securities Act of 1933 (the “Securities Act”).

Each Dealer shall ensure that payments in respect of the Notes for the benefit of a holder of Notes are not subject to withholding under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (or any regulations or guidance thereunder, or any intergovernmental agreement (including any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance or practices adopted pursuant thereto) entered into to implement such Sections) as a result of the Dealer (or any affiliated party of the Dealer through which the holder holds Notes) being subject to such withholding on the payment.

Notes in bearer form with a maturity of more than one year are subject to U.S. tax law requirements. Accordingly, with respect to such Notes in bearer form, each Dealer represents and agrees that:

(i)	except to the extent permitted under U.S. Treas. Reg. § 1.163-5(c)(2)(i)(D) (the “D Rules”),

(A)

it has not offered or sold, and during the restricted period will not offer or sell, Notes in bearer form to a person who is within the United States or its possessions or to a United States person; and

(B)	it has not delivered and will not deliver within the United States or its possessions definitive Notes in bearer form that are sold during the restricted period;

(ii)

it has and throughout the restricted period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Notes in bearer form are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(iii)

if it is a United States person, it is acquiring the Notes in bearer form for purposes of resale in connection with their original issuance and if it retains Notes in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. § 1.163-5(c)(2)(i)(D)(6);

(iv)	it has not entered and will not enter into any written contractual arrangement with respect to the offer or sale of the Notes, except with its affiliates or with the prior written consent of the Bank;

(v)

with respect to Notes in bearer form issued as part of a “targeted offering”, (a) the interest and principal with respect to the Notes are denominated only in the currency of a single foreign country, (b) the interest and principal with respect to the Notes are payable only within that foreign country (within the meaning of Treas. Reg. § 1.163-5(c)(2)(i)(D)(3)(i)(C)(iii)(B)), (c) it will offer and sell the Notes in bearer form in accordance with practices and documentation customary in the designated foreign country, (d) it will use reasonable efforts to sell the Notes in bearer form only within the designated foreign country, (e) it has not made and will not make, and will not consent to the making of, any application for the listing of the Notes in bearer form on any exchange located outside the designated foreign country, (f) the Commissioner of the U.S. Internal Revenue Service has designated that foreign country as a foreign country in which certification under Treas. Reg. § 1.163-5(c)(2)(i)(D)(3)(i) is not permissible, (g) the issuance of the Notes in bearer form is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in the designated foreign country and (h) more than 80% of the Notes allotted to such “targeted offering” will be offered and sold to non-distributors by distributors maintaining an office located in that foreign country. Foreign currency denominated obligations that are convertible into U.S. dollar denominated obligations so that by their terms are limited to the U.S. dollar in a way which effectively converts the obligations to U.S. dollar denominated obligations do not satisfy the requirements of this paragraph;

(vi)

with respect to Notes in bearer form issued as part of a “targeted offering”, more than 80 per cent. of the Notes in bearer form allotted to it will be offered and sold to persons who are not distributors by distributors who maintain an office located in the designated foreign country; and

(vii)

with respect to each affiliate that acquires from it Notes in bearer form for the purpose of offering or selling such Notes during the restricted period, it either (a) repeats and confirms the representations contained in paragraphs (i), (ii), (iii), (iv), (v) and (vi) on behalf of such affiliate or (b) agrees that it will obtain from such affiliate for the benefit of the Bank the representations contained in paragraphs (i), (ii), (iii), (iv), (v) and (vi).

Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules. For purposes of this paragraph, a “targeted offering” shall mean an offering so designated by the Bank and the “designated foreign country” shall be the foreign country designated by the Bank in connection with any such targeted offering.

In connection with the offer or sale by a Dealer from its primary allotment of a Registered Note that is represented by an interest in a Temporary Global Note to a person within the United States or its possessions, as defined for purposes of U.S. Treas. Reg. § 1.163-5(c) (2)(i)(D), or to a U.S. person, as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, after the relevant Issue Date, promptly after such offer or sale, such Dealer shall notify the Global Agent of such sale and shall request that the Global Agent (i) exchange such interest in such Temporary Global Note for an interest in a DTC Global Note or an individual Definitive Registered Note and (ii) arrange for delivery of such DTC Global Note or individual Definitive Registered Note, as the case may be, as soon as practicable thereafter in accordance with the Global Agency Agreement and the Terms and Conditions of the Notes.

Certain issues of Notes in respect of which any payment is determined by reference to an index or formula, or to changes in prices of securities or commodities, or certain other Notes, shall be subject to such additional United States selling restrictions as the Bank and the relevant Dealer or Dealers may agree as a term of issuance and purchase of such Notes, as indicated in the applicable Final Terms. Each Dealer severally agrees that it shall offer, sell and deliver such Notes only in compliance with such additional United States selling restrictions.

(c)

United Kingdom Each Dealer represents, warrants and agrees that it has complied and will comply with all applicable provisions of the U.K. Financial Services and Markets Act 2000 (the “Financial Services and Markets Act”) with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(d)

Japan The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, each Dealer represents and agrees that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

EXHIBIT F TO THE

STANDARD PROVISIONS

Form of Calculation Agreement

Calculation Agreement dated as of [                ], [                ] between INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (the “Bank”) and [DEALER] (the “Calculation Agent”, which expression shall include its successors and assigns).

Whereas, the Bank proposes to issue from time to time notes (the “Notes”) pursuant to the terms of the Standard Provisions, dated September 24, 2021 (the “Standard Provisions”), relating to the Global Debt Issuance Facility of the Bank (the “Facility”); and

Whereas, the Bank wishes to appoint the Calculation Agent as calculation agent for the purpose of making any determination which it is required to make pursuant to the Terms and Conditions of the Notes identified in the applicable Final Terms (the “Conditions”) in respect of which it is appointed as Calculation Agent.

It is hereby agreed as follows:

1     Interpretation Expressions used and not defined in this Agreement shall, unless the context otherwise requires, bear the meanings given to them in the Conditions of the Notes and the Standard Provisions.

2     Appointment In the event that the Calculation Agent agrees to act as such in relation to a particular issue of Notes, the Bank appoints the Calculation Agent as its agent for the purposes of making such calculations and/or determinations in respect of the Notes as are agreed between the Bank and the Calculation Agent (and set out in the Conditions) on the following terms and conditions.

3	Duties and Determinations

3.1 Duties The Calculation Agent will perform the duties expressed to be performed by it in the Conditions of the particular issue of Notes in respect of which it is appointed. In respect of each such appointment, as soon as practicable after the relevant time on such date as the Conditions may require any specified amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent (i) will determine the relevant interest rate(s) and calculate the amount of interest payable in respect of the Notes for the relevant interest period or interest payment date, calculate any other specified amount, obtain such quote or make such determination or calculation, as the case may be, and (ii) will cause the interest rate and the amount of interest payable for each interest period or interest payment date and, if required, the relevant interest payment date and, if required to be calculated, the amount pertaining to redemption of the Notes, to be provided to the Global Agent or Fed Fiscal Agent, as the case may be, and the Bank as soon as possible after their determination but in no event later than the second day thereafter. In performing its duties under this Clause 3, the Calculation Agent shall obtain relevant quotes from appropriate banks or reference agents and/or obtain information from such other sources as are specified in the Conditions or, in the event that no such information is available from such sources, as the Calculation Agent shall deem as appropriate.

3.2 Changes to Conditions The Calculation Agent shall be obliged to perform only the duties set out specifically in this Agreement and any duties necessarily incidental to them. No implied duties or obligations shall be read into this Agreement or the Conditions against the Calculation Agent. If the Conditions are amended on or after a date on which the Calculation Agent accepts any appointment in a way which affects the duties expressed to be performed by the Calculation Agent, the Calculation Agent shall not be obliged to perform such duties as so amended unless it has first approved the relevant change to the Conditions.

3.3 Notification of failure to make determination If the Calculation Agent at any material time does not determine the relevant interest rate(s), amount of interest payable or any specified amount pertaining to the redemption of the Notes, obtain any quote, or make any other determination or calculation which it is required to make pursuant to the Conditions, it shall forthwith notify the Bank and, as the case may be, the Global Agent or Fed Fiscal Agent.

4	Indemnification

4.1 Indemnity from Bank The Bank shall, upon presentation of duly documented evidence, indemnify the Calculation Agent against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which the Calculation Agent may incur or which may be made against it arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by the Calculation Agent of the terms of this Agreement or from its own willful default, gross negligence or bad faith or that of the Calculation Agent’s officers or employees.

4.2 Indemnity from Calculation Agent The Calculation Agent shall, upon presentation of duly documented evidence, indemnify the Bank against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) which the Bank may incur or which may be made against it arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by the Bank of the terms of this Agreement or from its own willful default, gross negligence or bad faith or that of the Bank’s officers or employees.

5	General

5.1 Calculations binding The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under or pursuant to this Agreement shall (in the absence of manifest error) be final and binding on the Bank, the Dealers and the holders of the Notes and Coupons.

5.2 No agency or trust In acting under this Agreement and in connection with the Notes the Calculation Agent shall not have any obligations toward or relationship of agency or trust with any of the holders of the Notes and Coupons.

5.3 Taking of advice The Calculation Agent may consult on any legal matter any legal adviser selected by it, who may be an employee of or legal adviser to the Bank, and it shall be protected and shall incur no liability for action taken, or suffered to be taken, with respect to such matter in good faith and in accordance with the opinion of such legal adviser.

5.4 Information believed to be genuine The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or thing suffered by it in reliance upon any document or information from any electronic or other source reasonably believed by it to be genuine and to have been signed or otherwise given or disseminated by the proper parties, even if it is subsequently found not to be genuine or to be incorrect.

6	Resignation and Termination

6.1 Resignation The Calculation Agent may resign its appointment hereunder at any time by giving to the Bank not less than 60 days’ written notice to that effect (which notice may expire on different dates with respect to different issues of Notes but shall not, in respect of any issue of Notes, expire less than 30 days before any due date for payment in respect of that issue of Notes). In the event that the Calculation Agent is unable or unwilling or otherwise fails to act, the Bank will immediately appoint a reputable leading bank or investment banking firm in good standing to act as its successor. No resignation by the Calculation Agent shall take effect, nor may the

Calculation Agent be removed (save as set out in this Agreement), until a replacement Calculation Agent has been appointed by the Bank. The Bank agrees with the Calculation Agent that if, by the day falling ten (10) days before the expiration of any notice under this Clause 6, the Bank has not appointed a replacement Calculation Agent, the Calculation Agent shall be entitled, on behalf of the Bank, to appoint as Calculation Agent in its place a reputable leading bank or investment banking firm in good standing which the Bank shall approve (such approval not to be unreasonably withheld). [If the Calculation Agent is the counterparty to the swap transaction entered into by the Bank in connection with the issue of the Notes (the “Associated Swap Transaction”), no resignation by the Calculation Agent shall take effect until the Associated Swap Transaction is terminated or validly novated.]

6.2 Termination of appointment in certain events The Bank may forthwith terminate the appointment of the Calculation Agent if (i) at any time the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver, administrator or other similar official of all or any substantial part of its property or admits in writing its inability to pay or to meet its debts as they become due and payable or suspends payment thereof, or if a resolution is passed or an order made for its winding up or dissolution, or if a receiver, administrator or other similar official of itself or all or any substantial part of its property is appointed, or if an order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency laws, or if any public officer takes charge or control of it or its property or affairs for the purpose of rehabilitation, conservation or liquidation; or (ii) it fails duly to make any calculation or determination required to be made by it under this Agreement and the Bank gives it notice that it intends to appoint a replacement Calculation Agent to make the calculation in question and subsequent calculations (if any).

6.3 Notice The Bank shall give the holders of Notes, in accordance with the Conditions, and the Global Agent or Fed Fiscal Agent, as the case may be, not less than 30 days’ notice of any such proposed resignation or termination or, where there is a termination under Clause 6.2, shall give notice thereof as soon as possible after such termination.

6.4 Successor corporations Any corporation into which the Calculation Agent may be merged or converted or any corporation with which the Calculation Agent may be consolidated or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party shall, to the extent permitted by applicable law, be deemed the successor Calculation Agent under this Agreement. Notice of any such merger, conversion or consolidation shall forthwith be given to the Bank.

7	Notices Any notices hereunder shall be in accordance with Section 9 of the Standard Provisions.

[NOTICE PROVISIONS TO BE SET OUT IN FULL IF

CALCULATION AGENT IS NOT A DEALER:

[                 ]

[                 ]

[                 ]

[                 ] Attention: [                ] Telephone: [                ] Email: [                ]

8	Governing Law This Agreement shall be governed by, and construed in accordance with, New York law. This Agreement has been entered into on the date stated at the beginning.

9

Immunity Nothing herein shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under Article VII of its Articles of Agreement or under any applicable law.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:
Name:
Authorized Officer

[DEALER/DEALER’S NOMINEE]

By:
Name:
Title:

APPENDIX TO CALCULATION AGREEMENT

[Only required where Calculation Agent

is not a Dealer for the relevant issue]

To: [Calculation Agent]

[Date]

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

Global Debt Issuance Facility

We refer to the [Calculation/Terms] Agreement dated as of [Date] and made between the International Bank for Reconstruction and Development and [[the Calculation Agent]/[the Dealer[s] named in it]] and to the Final Terms dated [ ] (the “Final Terms”). We hereby confirm your appointment as Calculation Agent in relation to the following issue[s] of Notes in accordance with the terms of the Final Terms and the Calculation Agreement [scheduled to the Standard Provisions]: [INSERT REFERENCE TO RELEVANT FINAL TERMS]

Please confirm your agreement to your appointment by signing the acknowledgment at the foot of this letter and returning it to us.

Yours faithfully,

For and on behalf of

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:
Name:
Authorized Officer

We hereby confirm our agreement to our appointment as Calculation Agent in accordance with the terms of this letter of [                ].

Yours faithfully,

[Calculation Agent]

By:
Name:
Title:

cc:	[Global Agent] [Fed Fiscal Agent]

cc:	[relevant Dealer[s]]

EXHIBIT G TO THE STANDARD PROVISIONS

Form of Effectuation Authorization

To: [The Common Safekeeper]

[Address of Common Safekeeper]

[Date]

Dear Sirs

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

Global Debt Issuance Facility

With respect to each global note representing securities issued under the above-captioned facility received from time to time by [Name of Common Safekeeper] (the “CSK”) from ourselves or any agent acting on our behalf (each a “Global Note”), we hereby authorize and instruct the CSK to:

(i)

act as our agent with respect to the effectuation of each Global Note and, as such, sign each Global Note as the final act making such note a valid security in accordance with the terms of such Global Note; and

(ii)

destroy each Global Note in accordance with the normal procedure of the CSK upon maturity and final redemption (or, in the case of each temporary global note, full exchange for the relative permanent global note) of such Global Note.

We expressly authorize the CSK to sub-delegate the effectuation authorization set out in paragraph (i) above to any other party acting for such CSK.

Yours faithfully,

For and on behalf of

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:
Name:
Authorized Officer

International Bank for Reconstruction and Development 1818 H Street, NW
Washington, D.C. 20433
Attention:	Director, Capital Markets and Investments
Phone Number:	+1-202-458-8990
E-mail Address:	capitalmarketops@worldbank.org